EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 387/2006

August 24, 2006

SUPPL

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

06016416

SEC MAIL RECEIVED PROCESSING SECTION AUG 28 2006 WASH. D.C. 156

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Aug 24, 06

PROCESSED
AUG 31 2006
THOMSON FINANCIAL

dw 8/30

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Interim Financial Statements

For the Period Ended 30 June 2006

and

Audit and Review Reports of Certified Public Accountant

AUDIT AND REVIEW REPORTS OF CERTIFIED PUBLIC ACCOUNTANT

To the Shareholders of KASIKORNBANK PUBLIC COMPANY LIMITED

AUDIT REPORT OF CERTIFIED PUBLIC ACCOUNTANT

I have audited the accompanying consolidated balance sheets of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries as at 30 June 2006 and 31 December 2005 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the six-month periods ended 30 June 2006 and 2005. I have also audited the balance sheets of KASIKORNBANK PUBLIC COMPANY LIMITED as at 30 June 2006 and 31 December 2005 and the statements of income, changes in shareholders' equity and cash flows for each of the six-month periods ended 30 June 2006 and 2005. The management of KASIKORNBANK PUBLIC COMPANY LIMITED is responsible for the correctness and completeness of the information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial positions of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries as at 30 June 2006 and 31 December 2005 and the consolidated results of their operations and their cash flows for each of the six-month periods ended 30 June 2006 and 2005, and the separate financial positions of KASIKORNBANK PUBLIC COMPANY LIMITED and the results of its operations and its cash flows for the same periods, in accordance with generally accepted accounting principles.

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

I have reviewed the accompanying consolidated statements of income of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries and the statements of income of KASIKORNBANK PUBLIC COMPANY LIMITED for each of the three-month periods ended 30 June 2006 and 2005. The management of KASIKORNBANK PUBLIC COMPANY LIMITED is responsible for the correctness and completeness of the information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of Bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Supot Singhasaneh
Certified Public Accountant
Registration No. 2826

KPMG Phoomchai Audit Ltd.
Bangkok
23 August 2006

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

		Baht			
		Consolidated		The Bank	
	Notes	30 June 2006	31 December 2005	30 June 2006	31 December 2005
ASSETS					
Cash		14,371,619,710	14,912,704,474	14,371,198,576	14,912,318,996
Interbank and money market items	5				
Domestic items					
Interest bearing		4,402,946,362	4,925,527,530	4,315,515,930	4,829,743,069
Non-interest bearing		3,302,158,557	1,709,243,762	3,388,973,260	1,744,584,872
Foreign items					
Interest bearing		73,987,500,885	58,794,848,185	73,987,500,885	58,794,848,185
Non-interest bearing		1,057,369,724	498,990,221	1,057,369,724	498,990,221
Total Interbank and Money Market Items - net		82,749,975,528	65,928,609,698	82,749,359,799	65,868,166,347
Securities purchased under resale agreements	6	1,000,000,000	9,500,000,000	1,000,000,000	9,500,000,000
Investments	7, 27				
Current investments - net		35,751,675,855	50,105,261,153	35,384,693,319	49,410,701,921
Long-term investments - net		45,427,675,199	49,009,070,726	44,165,314,455	47,688,866,012
Investments in subsidiaries and associated companies - net		498,893,934	450,331,758	9,587,341,971	8,967,036,598
Total Investments - net		81,678,244,988	99,564,663,637	89,137,349,745	106,066,604,531
Loans and accrued interest receivables	8, 9				
Loans		634,670,350,725	626,946,285,965	629,097,483,618	621,090,152,731
Accrued interest receivables		1,951,174,925	1,745,358,821	1,630,921,644	1,318,943,009
Total Loans and Accrued Interest Receivables		636,621,525,650	628,691,644,786	630,728,405,262	622,409,095,740
Less Allowance for doubtful accounts	10	(34,015,128,853)	(34,767,312,880)	(26,814,098,853)	(26,721,376,432)
Less Revaluation allowance for debt restructuring	11	(2,099,913,117)	(2,671,805,187)	(2,045,661,022)	(2,354,976,482)
Total Loans and Accrued Interest Receivables - net		600,506,483,680	591,252,526,719	601,868,645,387	593,332,742,826
Properties foreclosed - net	12	17,207,970,124	17,462,672,827	12,244,283,819	12,603,188,405
Customers' liability under acceptances		601,711,514	857,411,186	601,711,514	857,411,186
Premises and equipment - net	14	21,599,587,520	21,440,593,140	20,970,138,666	20,807,158,160
Intangible assets - net	15	5,060,698,488	4,900,016,184	3,638,771,766	3,403,864,276
Derivative revaluation		10,092,752,532	3,278,461,492	10,092,752,532	3,278,461,492
Other assets - net		9,698,589,853	8,210,906,886	8,402,815,394	7,069,634,121
Total Assets		844,567,633,937	837,308,566,243	845,077,027,198	837,699,550,340

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

		Baht			
		Consolidated		The Bank	
	Notes	30 June 2006	31 December 2005	30 June 2006	31 December 2005
LIABILITIES AND SHAREHOLDERS' EQUITY					
Deposits	16				
Deposits in baht		681,249,974,675	684,796,736,156	681,688,143,901	685,926,853,882
Deposits in foreign currencies		4,099,507,690	3,725,483,969	4,099,507,690	3,725,483,969
Total Deposits		685,349,482,365	688,522,220,125	685,787,651,591	689,652,337,851
Interbank and money market items	17				
Domestic items					
Interest bearing		14,403,953,126	16,572,346,663	14,873,953,126	16,313,380,504
Non-interest bearing		2,694,654,019	2,493,461,788	2,694,654,019	2,493,461,788
Foreign items					
Interest bearing		138,432,343	151,826,184	138,432,343	151,826,184
Non-interest bearing		422,306,168	290,142,159	422,306,168	290,142,159
Total Interbank and Money Market Items		17,659,345,656	19,507,776,794	18,129,345,656	19,248,810,635
Liability payable on demand		6,774,383,255	5,904,216,881	6,774,383,255	5,904,216,881
Borrowings					
Short-term borrowings	18	13,937,000,000	6,815,600,000	13,937,000,000	6,815,600,000
Long-term borrowings	19	19,605,729,848	20,170,373,919	19,605,729,848	20,170,373,919
Total Borrowings		33,542,729,848	26,985,973,919	33,542,729,848	26,985,973,919
Bank's liability under acceptances		601,711,514	857,411,186	601,711,514	857,411,186
Derivative revaluation		4,181,845,042	3,034,382,054	4,181,845,042	3,034,382,054
Other liabilities		14,029,691,868	14,380,984,002	13,631,003,341	13,902,324,566
Total Liabilities		762,139,189,548	759,192,964,961	762,648,670,247	759,585,457,092

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Notes	Consolidated 30 June 2006	Consolidated 31 December 2005	The Bank 30 June 2006	The Bank 31 December 2005
		Baht			
Shareholders' equity					
Share capital	21				
Authorized share capital					
3,048,614,697 ordinary shares, Baht 10 par value		30,486,146,970	30,486,146,970	30,486,146,970	30,486,146,970
Issued and paid-up share capital					
2,381,578,567 ordinary shares, Baht 10 par value		23,815,785,670		23,815,785,670	
2,373,293,667 ordinary shares, Baht 10 par value			23,732,936,670		23,732,936,670
Premium on ordinary shares		17,893,557,446	17,737,192,156	17,893,557,446	17,737,192,156
Appraisal surplus on asset revaluation	14	9,953,166,637	10,024,386,669	9,953,166,637	10,024,386,669
Revaluation deficit on investments	7	(637,518,207)	(529,067,201)	(637,518,207)	(529,067,201)
Retained earnings					
Appropriated					
Legal reserve	23	1,470,000,000	1,470,000,000	1,470,000,000	1,470,000,000
Unappropriated		29,933,365,405	25,678,644,954	29,933,365,405	25,678,644,954
		82,428,356,951	78,114,093,248	82,428,356,951	78,114,093,248
Minority interests		87,438	1,508,034	-	-
Total Shareholders' Equity		82,428,444,389	78,115,601,282	82,428,356,951	78,114,093,248
Total Liabilities and Shareholders' Equity		844,567,633,937	837,308,566,243	845,077,027,198	837,699,550,340
Off-balance sheet items - contingencies	28				
Aval to bills and guarantees of loans		555,260,590	747,376,287	555,260,590	747,376,287
Liability under unmatured import bills		4,933,052,345	5,546,380,752	4,933,052,345	5,546,380,752
Letters of credit		18,796,001,507	13,627,410,768	18,796,001,507	13,627,410,768
Other contingencies		1,009,185,030,654	829,778,731,214	1,009,050,087,641	829,643,286,486

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr. Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR EACH OF THE THREE-MONTH PERIODS ENDED 30 JUNE 2006 AND 2005

(Unaudited)

		Baht			
		Consolidated		The Bank	
	Notes	2006	2005	2006	2005
Interest and dividend income					
Loans		10,445,696,946	7,548,768,382	10,409,447,448	7,426,868,884
Interbank and money market items		1,208,070,058	585,141,163	1,206,760,099	584,406,288
Hire purchase and financial lease		99,851,231	3,965,350	-	-
Investments		1,084,604,598	1,414,044,972	1,077,448,052	1,409,489,564
Total Interest and Dividend Income		12,838,222,833	9,551,919,867	12,693,655,599	9,420,764,736
Interest expense					
Deposits		3,446,288,411	1,304,323,819	3,428,043,899	1,304,323,005
Interbank and money market items		226,767,478	96,234,921	231,031,612	95,045,219
Short-term borrowings		108,164,469	14,326,812	127,049,981	14,326,812
Long-term borrowings		268,284,444	292,413,245	268,284,444	292,413,245
Total Interest Expense		4,049,504,802	1,707,298,797	4,054,409,936	1,706,108,281
Net income from interest and dividends		8,788,718,031	7,844,621,070	8,639,245,663	7,714,656,455
Bad debt and doubtful accounts (reversal)	25	758,076,280	(45,305,128)	842,944,333	99,099,371
Loss on debt restructuring	26	556,072,512	695,674,637	447,284,608	617,774,738
Net income from interest and dividends after bad debt and doubtful accounts (reversal) and loss on debt restructuring		7,474,569,239	7,194,251,561	7,349,016,722	6,997,782,346
Non-interest income					
Gain on investments	7	61,116,804	193,077,503	74,533,874	193,077,503
Share of profit (loss) from investments on equity method		44,122,670	(75,654,043)	69,661,937	(2,029,210)
Fees and service income					
Acceptances, aval and guarantees		184,218,405	146,444,135	184,218,405	146,444,135
Others		2,351,452,531	2,012,924,837	2,100,364,727	1,831,377,654
Gain on exchanges		409,526,026	220,067,346	409,526,026	220,067,346
Other income		308,271,283	210,013,260	297,153,850	167,506,341
Total Non-interest Income		3,358,707,719	2,706,873,038	3,135,458,819	2,556,443,769
Non-interest expenses					
Personnel expenses		1,818,542,406	1,585,235,683	1,686,057,258	1,473,522,006
Premises and equipment expenses	14	1,305,847,439	1,152,137,016	1,266,602,563	1,124,619,837
Taxes and duties		550,164,832	416,932,659	530,268,631	403,912,188
Fees and service expenses		763,976,508	426,735,399	732,002,901	414,131,908
Directors' remuneration		35,823,549	31,014,031	34,323,549	29,424,031
Contributions to Financial Institutions Development Fund		695,268,116	711,687,039	695,268,115	711,687,040
Other expenses		791,598,735	595,834,428	701,248,455	457,591,366
Total Non-interest Expenses		5,961,221,585	4,919,576,255	5,645,771,472	4,614,888,376
Income before income tax		4,872,055,373	4,981,548,344	4,838,704,069	4,939,337,739
Income tax expense		1,327,157,823	1,119,021,669	1,293,825,195	1,090,500,771
Net income before minority interests		3,544,897,550	3,862,526,675	3,544,878,874	3,848,836,968
Income of minority interests		(18,676)	(13,689,707)	-	-
Net income		3,544,878,874	3,848,836,968	3,544,878,874	3,848,836,968
Basic earnings per share	21	1.49	1.62	1.49	1.62
Weighted average number of ordinary shares (shares)	21	2,381,535,644	2,370,677,239	2,381,535,644	2,370,677,239

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr. Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR EACH OF THE SIX-MONTH PERIODS ENDED 30 JUNE 2006 AND 2005

		Baht			
		Consolidated		The Bank	
	Notes	2006	2005	2006	2005
Interest and dividend income					
Loans		19,816,030,505	14,871,373,528	19,797,212,470	14,412,207,261
Interbank and money market items		2,101,627,654	1,106,960,205	2,099,048,367	1,105,761,820
Hire purchase and financial lease		158,244,082	7,707,971	-	-
Investments		2,085,936,566	2,304,414,079	2,073,308,219	2,292,101,773
Total Interest and Dividend Income		24,161,838,807	18,290,455,783	23,969,569,056	17,810,070,854
Interest expense					
Deposits		5,838,521,003	2,625,640,376	5,839,351,415	2,625,639,562
Interbank and money market items		340,281,186	164,766,659	348,144,873	161,728,688
Short-term borrowings		231,941,653	26,892,830	231,941,653	26,892,830
Long-term borrowings		540,407,303	565,863,932	540,407,303	565,863,932
Total Interest Expense		6,951,151,145	3,383,163,797	6,959,845,244	3,380,125,012
Net income from interest and dividends		17,210,687,662	14,907,291,986	17,009,723,812	14,429,945,842
Bad debt and doubtful accounts (reversal)	25	1,248,749,324	(154,676,787)	1,503,125,060	230,660,550
Loss on debt restructuring	26	1,115,823,702	1,089,903,726	897,148,169	695,038,626
Net income from interest and dividends after bad debt and doubtful accounts (reversal) and loss on debt restructuring		14,846,114,636	13,972,065,047	14,609,450,583	13,504,246,666
Non-interest income					
Gain on investments	7	164,941,570	334,880,893	162,159,663	239,093,350
Share of profit (loss) from investments on equity method		64,998,408	(76,868,979)	212,508,373	143,335,744
Fees and service income					
Acceptances, aval and guarantees		372,478,139	306,928,561	372,478,139	306,928,561
Others		4,548,007,993	4,186,799,737	4,033,643,984	3,812,026,263
Gain on exchanges		698,625,750	427,248,925	698,625,750	427,248,925
Other income		614,099,745	475,702,981	533,186,949	393,721,072
Total Non-interest Income		6,463,151,605	5,654,692,118	6,012,602,858	5,322,353,915
Non-interest expenses					
Personnel expenses		3,724,266,556	3,103,185,825	3,451,255,916	2,894,442,411
Premises and equipment expenses	14	2,487,417,323	2,134,543,856	2,412,248,253	2,081,778,316
Taxes and duties		1,046,253,911	791,227,175	1,011,172,296	756,792,426
Fees and service expenses		1,347,357,204	809,313,685	1,276,152,959	788,459,415
Directors' remuneration		49,363,040	45,154,341	46,323,040	41,261,841
Contributions to Financial Institutions Development Fund		1,390,536,231	1,423,374,079	1,390,536,231	1,423,374,079
Other expenses		1,381,143,662	1,174,378,748	1,223,682,624	786,294,436
Total Non-interest Expenses		11,426,337,927	9,481,177,709	10,811,371,319	8,772,402,924
Income before income tax		9,882,928,314	10,145,579,456	9,810,682,122	10,054,197,657
Income tax expense		2,724,363,453	2,420,137,919	2,650,696,744	2,362,416,506
Net income before minority interests		7,158,564,861	7,725,441,537	7,159,985,378	7,691,781,151
Loss (income) of minority interests		1,420,517	(33,660,386)	-	-
Net income		7,159,985,378	7,691,781,151	7,159,985,378	7,691,781,151
Basic earnings per share	21	3.01	3.25	3.01	3.25
Weighted average number of ordinary shares (shares)	21	2,380,926,617	2,369,941,655	2,380,926,617	2,369,941,655

Pow Sarasin

(Pol.Gen. Pow Sarasin)

Vice Chairman

(Dr. Prasarn Trairatvorakul)

President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR EACH OF THE SIX-MONTH PERIODS ENDED 30 JUNE 2006 AND 2005

	Notes	Baht – Consolidated							
		Issued and Paid-up Share Capital	Premium on Share Capital	Appraisal Surplus on Asset Revaluation	Revaluation Surplus on Investments / (Deficit)	Retained Earnings: Appropriated Legal Reserve	Retained Earnings: Unappropriated	Minority Interests	Total
Beginning balance as of 31 December 2004		23,636,245,370	17,555,259,156	8,762,354,744	951,995,819	770,000,000	14,671,782,216	318,018,676	66,665,655,981
Appraisal surplus on asset revaluation		-	-	1,334,417,813	-	-	74,519,929	-	1,408,937,742
Revaluation deficit on investments		-	-	-	(189,408,212)	-	-	-	(189,408,212)
Net gain (loss) not recognised in the statement of income		-	-	1,334,417,813	(189,408,212)	-	74,519,929	-	1,219,529,530
Ordinary shares		71,493,280	-	-	-	-	-	-	71,493,280
Premium on ordinary shares		-	134,569,999	-	-	-	-	-	134,569,999
Net income		-	-	-	-	-	7,691,781,151	33,660,386	7,725,441,537
Dividend paid	24	-	-	-	-	-	(2,369,894,567)	(59,599,851)	(2,429,494,418)
Ending balance as of 30 June 2005		23,707,738,650	17,689,829,155	10,096,772,557	762,587,607	770,000,000	20,068,188,729	292,079,211	73,387,195,909
Beginning balance as of 31 December 2005		23,732,936,670	17,737,192,156	10,024,386,669	(529,067,201)	1,470,000,000	25,678,644,954	1,508,034	78,115,601,282
Appraisal surplus on asset revaluation		-	-	(71,220,032)	-	-	71,220,032	-	-
Revaluation deficit on investments		-	-	-	(108,451,006)	-	-	(79)	(108,451,085)
Net gain (loss) not recognised in the statement of income		-	-	(71,220,032)	(108,451,006)	-	71,220,032	(79)	(108,451,085)
Ordinary shares		82,849,000	-	-	-	-	-	-	82,849,000
Premium on ordinary shares		-	156,365,290	-	-	-	-	-	156,365,290
Net income (loss)		-	-	-	-	-	7,159,985,378	(1,420,517)	7,158,564,861
Dividend paid	24	-	-	-	-	-	(2,976,484,959)	-	(2,976,484,959)
Ending balance as of 30 June 2006		23,815,785,670	17,893,557,446	9,953,166,637	(637,518,207)	1,470,000,000	29,933,365,405	87,438	82,428,444,389

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR EACH OF THE SIX-MONTH PERIODS ENDED 30 JUNE 2006 AND 2005

		Baht						
		The Bank						
	Notes	Issued and Paid-up Share Capital	Premium on Share Capital	Appraisal Surplus on Asset Revaluation	Revaluation Surplus on Investments / (Deficit)	Retained Earnings Appropriated Legal Reserve	Retained Earnings Unappropriated	Total
Beginning balance as of 31 December 2004		23,636,245,370	17,555,259,156	8,762,354,744	951,995,819	770,000,000	14,671,782,216	66,347,637,305
Appraisal surplus on asset revaluation		-	-	1,334,417,813	-	-	74,519,929	1,408,937,742
Revaluation deficit on investments		-	-	-	(189,408,212)	-	-	(189,408,212)
Net gain (loss) not recognised in the statement of income		-	-	1,334,417,813	(189,408,212)	-	74,519,929	1,219,529,530
Ordinary shares		71,493,280	-	-	-	-	-	71,493,280
Premium on ordinary shares		-	134,569,999	-	-	-	-	134,569,999
Net income		-	-	-	-	-	7,691,781,151	7,691,781,151
Dividend paid	24	-	-	-	-	-	(2,369,894,567)	(2,369,894,567)
Ending balance as of 30 June 2005		23,707,738,650	17,689,829,155	10,096,772,557	762,587,607	770,000,000	20,068,188,729	73,095,116,698
Beginning balance as of 31 December 2005		23,732,936,670	17,737,192,156	10,024,386,669	(529,067,201)	1,470,000,000	25,678,644,954	78,114,093,248
Appraisal surplus on asset revaluation		-	-	(71,220,032)	-	-	71,220,032	-
Revaluation deficit on investments		-	-	-	(108,451,006)	-	-	(108,451,006)
Net gain (loss) not recognised in the statement of income		-	-	(71,220,032)	(108,451,006)	-	71,220,032	(108,451,006)
Ordinary shares		82,849,000	-	-	-	-	-	82,849,000
Premium on ordinary shares		-	156,365,290	-	-	-	-	156,365,290
Net income		-	-	-	-	-	7,159,985,378	7,159,985,378
Dividend paid	24	-	-	-	-	-	(2,976,484,959)	(2,976,484,959)
Ending balance as of 30 June 2006		23,815,785,670	17,893,557,446	9,953,166,637	(637,518,207)	1,470,000,000	29,933,365,405	82,428,356,951

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR EACH OF THE SIX-MONTH PERIODS ENDED 30 JUNE 2006 AND 2005

	Baht			
	Consolidated		The Bank	
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	7,159,985,378	7,691,781,151	7,159,985,378	7,691,781,151
Add(Less) Adjustments to reconcile net income to net cash from operating activities				
Depreciation and amortization	806,307,594	842,758,511	754,863,646	805,520,592
Bad debt and doubtful accounts (reversal)	1,248,749,324	(154,676,787)	1,503,125,060	230,660,550
Loss on debt restructuring	1,115,823,702	1,089,903,726	897,148,169	695,038,626
Interest income from amortization of revaluation allowance for debt restructuring	(76,423,536)	(278,547,707)	(37,103,326)	(33,920,522)
(Gain) loss on foreign exchange translation of long-term loans	(566,711,003)	442,290,170	(566,711,003)	442,290,170
Loss on revaluation of investments	93,320,660	18,099,542	93,320,660	18,099,542
Reversal of loss on impairment of investments in securities	(257,215,715)	(205,126,136)	(257,215,715)	(205,126,136)
Amortization of goodwill	71,792,669	21,761,385	-	-
Loss (gain) on disposal of securities for investment	101,877,134	(77,887,637)	129,881,488	(19,771,184)
(Discount) premium amortization on debt instruments	(68,417,175)	336,881,678	(63,055,531)	344,574,100
Loss on impairment of investments in receivables (reversal)	1,673,241	21,535,760	(6,744,330)	21,535,760
Loss on impairment of foreclosed properties	215,795,195	96,046,388	174,277,625	4,939,853
Reversal of loss on impairment of other assets	(74,118,002)	(71,435,337)	(67,955,846)	(50,982,467)
Gain on disposal of premises and equipment	(2,747,736)	(8,243,615)	(2,186,908)	(8,235,798)
Reversal of loss on impairment of premises and equipment	-	(1,416,000)	-	(1,416,000)
Reversal of loss on revaluation of premises and equipment	-	(114,875,191)	-	(114,872,689)
Loss on transfer of financial assets	16,804,876	-	-	-
Share of (profit) loss from investments held on equity method	(64,998,408)	76,868,979	(212,508,373)	(143,335,744)
Dividend income from subsidiaries and associated companies	25,194,400	37,390,522	292,935,473	189,837,395
Amortization of discount on debentures	1,931,585	1,984,268	1,931,585	1,984,268
(Increase) decrease in accrued interest receivables	(205,816,104)	667,114,434	(311,978,636)	63,891,733
(Increase) decrease in other accrued income	(563,068,534)	80,895,886	(559,193,965)	95,274,311
Increase (decrease) in accrued interest payables	935,323,370	(75,061,456)	942,276,141	(74,158,173)
Increase in other accrued expenses	331,856,592	1,366,586,575	387,553,896	1,433,997,022
Increase (decrease) in other reserves	58,646,275	(62,029,667)	58,646,275	(62,029,667)
(Loss) income of minority interests	(1,420,517)	33,660,386	-	-
Net income from operations before changes in operating assets and liabilities	10,304,145,265	11,776,259,828	10,311,291,763	11,325,576,693
(Increase) decrease in operating assets				
Interbank and money market items (assets)	(16,809,449,626)	(8,094,932,393)	(16,869,277,248)	(8,170,344,491)
Securities purchased under resale agreements	8,500,000,000	6,640,000,000	8,500,000,000	6,640,000,000
Investment for trading	(4,800,621,495)	(461,123,092)	(4,800,621,495)	(461,123,092)
Loans	(10,836,058,951)	(25,356,598,493)	(9,750,058,556)	(21,061,638,589)
Properties foreclosed	1,951,376,161	1,294,147,258	1,639,435,132	940,058,583
Other assets	(7,811,400,487)	2,723,753,245	(7,673,686,792)	3,668,512,618

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR EACH OF THE SIX-MONTH PERIODS ENDED 30 JUNE 2006 AND 2005

		Baht			
		Consolidated		The Bank	
		2006	2005	2006	2005
Increase (decrease) in operating liabilities					
Deposits		(3,172,737,760)	(10,431,731,825)	(3,864,686,261)	(10,412,120,111)
Interbank and money market items (liabilities)		(1,848,431,138)	8,374,944,908	(1,119,464,979)	8,309,591,790
Liabilities payable on demand		870,166,375	(1,582,586,199)	870,166,375	(1,582,586,199)
Short-term borrowing		7,121,400,000	4,404,600,000	7,121,400,000	4,404,600,000
Other liabilities		(531,542,026)	8,033,554,846	(517,214,902)	7,157,202,671
Net Cash (Used in) Provided from Operating Activities		(17,063,153,682)	(2,679,711,917)	(16,152,716,963)	757,729,873
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from disposal of available for sale investments		63,894,003,684	19,911,917,202	63,842,074,018	19,702,922,579
Proceeds from redemption of held to maturity debt instruments		16,365,141,750	4,809,820,414	15,515,141,750	641,820,414
Proceeds from disposal of general investments		220,809,899	107,577,259	252,303,989	89,624,000
Proceeds from redemption of share capital of subsidiaries		-	-	-	464,440,000
Purchase of available for sale investments		(57,156,891,190)	(15,149,792,217)	(57,146,891,190)	(15,147,729,717)
Proceeds from collection of investments in receivables		122,869,853	45,227,031	31,329,406	36,387,947
Purchase of held to maturity debt instruments		(2,928,655,442)	(3,983,465,681)	(2,231,435,409)	(462,427,539)
Purchase of general investments		(68,262,066)	(214,925,989)	(68,262,066)	(211,426,159)
Purchase of investments in subsidiaries		(4,000,000)	-	(694,000,000)	(3,499,830)
Purchase of investments in receivables		-	-	-	(3,214,979,793)
Proceeds from disposal of premises and equipment		9,903,990	11,176,122	5,440,017	10,442,059
Purchase of premises and equipment		(693,955,252)	(575,352,057)	(661,369,893)	(433,165,441)
Purchase of intangible assets		(501,625,639)	(544,734,033)	(495,463,410)	(552,071,551)
Net Cash Provided by Investing Activities		19,259,339,587	4,417,448,051	18,348,867,212	920,336,969
CASH FLOWS FROM FINANCING ACTIVITIES					
Increase in capital		82,849,000	71,493,280	82,849,000	71,493,280
Increase in premium on share capital		156,365,290	134,569,999	156,365,290	134,569,999
Payment of dividend		(2,976,484,959)	(2,369,894,567)	(2,976,484,959)	(2,369,894,567)
Dividend paid to minority interests		-	(59,599,851)	-	-
Net Cash Used in Financing Activities		(2,737,270,669)	(2,223,431,139)	(2,737,270,669)	(2,163,831,288)
Net decrease in cash and cash equivalents		(541,084,764)	(485,695,005)	(541,120,420)	(485,764,446)
Cash and cash equivalents at beginning of the period	4	14,912,704,474	13,536,066,960	14,912,318,996	13,535,831,175
Cash and cash equivalents at end of the period	4	14,371,619,710	13,050,371,955	14,371,198,576	13,050,066,729
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION					
Cash paid during the period					
Interest expense		6,015,827,775	3,458,225,253	6,017,569,102	3,454,283,186
Income tax		1,584,446,561	147,076,107	1,496,592,826	80,849,169

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR EACH OF THE SIX-MONTH PERIODS ENDED 30 JUNE 2006 AND 2005 (AUDITED)

FOR THE YEAR ENDED 31 DECEMBER 2005 (AUDITED)

FOR EACH OF THE THREE-MONTH PERIODS ENDED 30 JUNE 2006 AND 2005 (UNAUDITED)

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR EACH OF THE SIX-MONTH PERIODS ENDED 30 JUNE 2006 AND 2005 (AUDITED)

FOR THE YEAR ENDED 31 DECEMBER 2005 (AUDITED)

FOR EACH OF THE THREE-MONTH PERIODS ENDED 30 JUNE 2006 AND 2005 (UNAUDITED)

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR EACH OF THE SIX-MONTH PERIODS ENDED 30 JUNE 2006 AND 2005 (AUDITED)

FOR THE YEAR ENDED 31 DECEMBER 2005 (AUDITED)

FOR EACH OF THE THREE-MONTH PERIODS ENDED 30 JUNE 2006 AND 2005 (UNAUDITED)

1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED, the Bank, is a public company registered located in the Kingdom of Thailand and listed on the Stock Exchange of Thailand. The registered office of the Bank is at 1 Soi Kasikornthai, Ratburana Road, Bangkok.

The principal activity of the Bank is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As of 30 June 2006 and 31 December 2005, the Bank had a total staffing of 10,765 and 10,303 persons, respectively.

2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS

2.1 The consolidated and Bank-only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand (SET), dated 22 January 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) directive dated 10 May 2001, prescribing the forms for balance sheets and profit and loss accounts for commercial banks and in accordance with Thai Accounting Standards ("TAS") including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP") and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements are presented in accordance with the Thai Accounting Standard No.41, regarding Interim Financial Statements, and have been prepared for the purpose of providing an update on the financial statements for the year ended 31 December 2005. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements, should be read in conjunction with the financial statements for the year ended 31 December 2005.

The financial statements are presented in Thai Baht and prepared under the historical cost basis except as disclosed in the accounting policies.

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The preparation of financial statements in conformity with TAS and generally accepted accounting standards in Thailand requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which from the basis of making the judgements about carrying amounts of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2.2 The consolidated financial statements comprise the Bank, its subsidiaries and its interest in associates.

Subsidiaries

Subsidiaries are those entities controlled by the Bank. Control exists when the Bank has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Bank has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank's share of the total recognized gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank's share of losses exceeds its interest in an associate, the Bank's carrying amount of investment is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of an associate.

Business combinations

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured at the fair value of the assets given at the date of exchange, plus cost directly attributable to acquisition.

2.3 The consolidated financial statements of the Bank consist of the Bank and its subsidiaries. Details of the Bank's subsidiaries are as follows:

	% Shareholding		
	30 June 2006	31 December 2005	30 June 2005
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	99.99	99.99	99.99
Ploy Asset Management Co., Ltd. ("Ploy-AMC") *	99.99	99.99	99.99
Progress Land and Buildings Co., Ltd. ("PLB")	99.99	99.99	99.99
Kasikorn Factoring Co., Ltd. ("KFactoring")	99.99	99.99	99.99
Kasikorn Research Center Co., Ltd. ("KResearch") **	99.99	99.99	99.99
Kasikorn Leasing Co., Ltd. ("KLeasing") **	99.99	99.99	99.99
Kasikorn Securities Public Co., Ltd. ("KSecurities")	99.98	99.98	99.91
Kasikorn Asset Management Co., Ltd. ("KAsset")	99.99	99.99	71.42

* The financial statements of Ploy - AMC has been excluded in the consolidated financial statements since the first quarter of 2006 onwards.

** The financial statements of KResearch and KLeasing have been included in the consolidated financial statements since the second quarter of 2005.

Phethai Asset Management Company Limited, a company registered in the Kingdom of Thailand on 24 September 1999, was approved by the BoT on 13 October 1999 to also register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai-Phatra Office Tower 1, Floor 14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Ploy Asset Management Company Limited, a company registered in the Kingdom of Thailand on 30 September 1999, was approved by the BoT on 13 October 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai-Phatra Office Tower 1, Floor 5, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets purchased or transferred from Phatra Thanakit Public Company Limited under the Memorandum of Understanding (MOU) between the Financial Institution Development Fund (FIDF), the Bank and Phatra Thanakit Public Company Limited dated 29 September 1999. Under this MOU, the management of substandard assets had to be completed by 31 December 2004 and the resulting profit or loss is thereafter to be shared among the aforementioned companies and the FIDF. On 29 April 2005, the company paid to FIDF, in accordance with the conditions set forth in the MOU, FIDF share of the profit arising from the revaluation of assets on 31 December 2004 amounting to Baht 180 million and interest on such profit calculated from 1 January 2005 to 28 April 2005 amounting to Baht 1 million to FIDF, totalling Baht 181 million, in accordance with the conditions set forth in the MOU. Since the first quarter of 2006, the financial statements of Ploy - AMC has been excluded in the consolidated financial statements as it was registered its discontinuance of operations with the Ministry of Commerce on 30 June 2005 and on the process of the liquidation. Moreover, there is no any materiality of outstanding balances or transactions to affect to the Bank's financial statements.

Progress Land and Buildings Company Limited is a company which was registered in the Kingdom of Thailand on 18 November 1999, and is located at 306 Seupa Road, Pomprab, Pomprab Sadtrupai, Bangkok. The company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited.

Kasikorn Factoring Company Limited is a company which was registered in the Kingdom of Thailand on 9 July 1990, and is located at 252/20 Muang Thai-Phatra Tower 1, Floor 16, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to furnish commercial financial services to businesses and provide service in the area of factoring, finance leases, operating leases and hire purchase.

Kasikorn Research Center Company Limited is a company which was registered in the Kingdom of Thailand on 16 December 1994, and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to support the Bank with research work and public relations.

Kasikorn Leasing Company Limited is a company which was registered in the Kingdom of Thailand on 24 December 2004, and is located at 400/22 Kasikornbank Building, Floor 17, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are the leasing and hire purchase businesses.

Kasikorn Securities Public Company Limited is a company, which was registered in the Kingdom of Thailand on 13 August 1974, and is located at 400/22 Kasikornbank Building, Floor 19, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are the securities business and investment banking.

Kasikorn Asset Management Company Limited is a company which was registered in the Kingdom of Thailand on 18 March 1992 and is located at 252/6 Muang Thai-Phatra Office Tower 1, Floor 30 - 32, office No. 252/38 - 41, Ratchadaphisek Road, Huaykwang, Bangkok. The company's main businesses are assets and funds management. In December 2005, the Bank purchased additional ordinary shares that resulted in the increase in percentage of shares held from 71.42% to 99.99%.

Significant intra-group transactions between the Bank and its subsidiaries are eliminated on consolidation.

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank. The financial position and results of operations of subsidiaries, which are not included in the consolidated financial statements, are presented as supplementary information in the accompanying Note 7 to these financial statements.

The consolidated and the Bank only financial statements include the accounts of all branches, domestic and outside Thailand, and of the Bank's International Banking Facility. Interoffice transactions have been eliminated.

3 SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and cash equivalents

Cash and cash equivalents represent cash in hand and cash items in process of collection.

3.2 Investments

Investments in subsidiaries and associates

Investments in subsidiaries and associates in the separate financial statements of the Bank are accounted for using the equity method.

Investments in other debt and equity securities

Investments in debt instruments or marketable equity securities held for trading are classified as trading investments and are stated at fair value, with any resultant gain or loss recognized in the statement of income.

Investments in debt instruments the Bank and subsidiaries intend and are able to hold to maturity are classified as held-to-maturity investments and are stated at less amortized cost after deduction of allowance for impairment. The difference between the acquisition cost and redemption value of such debt securities is amortized using the effective interest rate method over the period to maturity.

Investments in debt instruments or marketable equity securities other than those securities held for trading or intended to be held to maturity, are classified as available-for-sale investments and are stated at fair value, with any resultant gain or loss being recognised directly in equity. The exceptions are impairment losses and foreign exchange gains and losses, which are recognised in the statement of income. When these investments are disposed, the cumulative gain or loss previously recognised directly in equity is recognised in the statement of income. Where these investments are interest-bearing, interest calculated using the effective interest rate method is recognised in the statement of income.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in receivables are stated at acquisition cost after deducting the allowance for impairment. When debt restructuring is required, the balance is recorded as a loan at fair value, following the transfer of financial asset accounting procedure. The difference between the book value and the fair value is recognized as gain or loss on transfer of financial assets in the statements of income.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Losses on impairment for all classifications of investments are charged to the statement of income.

Interest and dividend income from investments is recognized on an accrual basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal. Interest income from investments in receivables is recognized by using the effective yield method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the last Stock Exchange of Thailand (SET) bid prices as of the end of the period.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on the net assets value as at the end of the period.

Investments in government securities and state enterprise securities guaranteed by the government, and classified as trading investments or available-for-sale investments, are stated at fair value based on the Thai Bond Dealing Centre Government Bond Yield Curve as of the end of the period. State enterprise securities not guaranteed by the government and private debt instruments are stated at fair value based on bid prices from the Thai Bond Dealing Centre as of the end of the period. If not available, the Government Bond Yield for the same period, adjusted by an appropriate risk premium, is used.

Disposal of investments

On disposal of an investment, the difference between net disposal proceeds and the carrying amount together with the associated cumulative gain or loss that was reported in equity is recognised in the statement of income.

Cost of investments sold is calculated by using the weighted average method.

3.3 Loans

Except in case of loans effected through overdraft agreements, loans represent only principal amounts. Unearned discounts received in advance are presented as a reduction in loans.

3.4 Allowance for doubtful accounts

Allowance for doubtful accounts is determined through methods based on the Bank of Thailand's regulations and based on the Bank's estimated loan loss. The allowance for non-performing loans has been specifically determined by the natures of loans and the related factors such as payment ability, collateral, historical loss and estimated loss, etc. The allowance for performing loans has been assessed based upon general related factors such as historical loss, credit risk, economic conditions and management experience, etc. For corporate loan, the allowance is determined on a case by case basis while the allowance for retail loans is determined on portfolio basis with similar risk characteristics.

With reference to BoT's regulations, the Bank and its asset management companies categorize their loan portfolios into six categories and set minimum reserves based on these categories. The period that a loan is past due is the principal criteria used in classifying a loan. Non-litigated or non-restructured doubtful loans require the set up of an additional allowance by using the number of days past due. Collateral value used in setting up allowance for doubtful accounts depends on collateral type and appraisal period. Allowances for pass and special mention loans are made based on the outstanding debt before deduction of collateral value.

Allowance for doubtful accounts is charged as an expense in each accounting period.

Bad debts written off or recovered are recorded as charges or credits, respectively, to the allowance for doubtful accounts.

Before the third quarter of 2005 the Bank made a doubtful accounts provision at the rate of 0.5% of total loans per quarter. Since the third quarter of 2005, the Bank no longer considered this provisioning policy necessary and transferred the amount previously provided to be included in the allowance for doubtful accounts.

3.5 Troubled debt restructuring

The Bank and asset management subsidiaries record foreclosed assets acquired from troubled debt restructuring at fair value up to the legal claim for the debt, including interest receivable. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts except for restructured loans with high probability of default on their contractual obligations and agreement. In this case the Bank will stop amortizing to the statement of income. The recognition in the statement of income occurs when such risk is eliminated.

3.6 Properties foreclosed

Properties foreclosed are recorded at the lower of market value or the amount of the legal claim on the related debt, including interest receivable. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding cost.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

3.7 Premises and equipment and depreciation

Premises and equipment are stated at cost less accumulated depreciation and impairment losses except for land and buildings which are stated at their revalued amounts. The revalued amount is the fair value determined on the basis of the property's existing use at the date of revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

- **Revalued assets**

Land and buildings revaluations are performed by independent professional appraisers according to the Bank of Thailand's criteria with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair values at the balance sheet date.

When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the heading of revaluation surplus. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense.

When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation surplus in respect of that same asset.

Upon disposal, any restated revaluation surplus is transferred directly from the revaluation reserve to retained earnings.

- **Leased assets**

Leases under which the subsidiaries substantially assume all the risk and rewards of ownership are classified as finance leases. Equipment acquired by way of finance leases is capitalized at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the statements of income.

- **Subsequent expenditure**

Subsequent expenditure relating to an item of property, plant and equipment is added to the carrying amount of the asset when it is probable that the future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Bank and its subsidiaries. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

- **Depreciation**

Depreciation is charged to the statement of income over the estimated useful lives of each part of an item of premises and equipment.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method. Depreciation on buildings acquired after July 1996 and on equipment is computed using the straight-line method. The estimated useful lives are as follows:

Buildings	50 years
Equipment	5-15 years

Gains or losses on disposal of premises and equipment are recorded as other income or expense upon disposal.

3.8 Intangible assets

- Goodwill

Goodwill arising on acquisition represents the excess of the cost of acquisition over the fair value of the Bank's share of the identifiable net assets acquired. Negative goodwill arising on acquisition represents the excess of the fair value of the Bank's share of the identifiable net assets acquired over the cost of acquisition.

Goodwill and negative goodwill are stated at cost less accumulated amortization and impairment losses. Goodwill and negative goodwill arising on acquisition of shares in subsidiaries and associates in the Company's separate financial statements are included in investments.

- Other intangible assets

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

- Amortization

Amortization is charged to the statement of income on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Goodwill, negative goodwill and other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

Goodwill	10 years
Leasehold rights	Over the lease periods
Software licenses	5-15 years
Deferred underwriting license fee and deferred stock exchange membership fee	5 years

3.9 Impairment

The carrying amount of the Bank and subsidiaries' assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The impairment loss is recognised in the statement of income unless it reverses a previous revaluation credited to equity, in which case it is charged to equity.

3.10 Interest-bearing liabilities

Interest-bearing liabilities are recognized initially at cost less attributable transaction charges. Subsequent to initial recognition, interest-bearing liabilities are stated at amortized cost with any difference between cost and redemption value being recognized in the statement of income over the period of the borrowings.

3.11 Provisions

A provision is recognised in the balance sheet when the Bank has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

A provision for commitments as off-balance sheet items are determined by credit risk transactions ie., Avals on bills, Acceptances, letters of indemnity - borrowing, other guarantees and Letters of credit, etc. A provision is recognized when the transactions related to loans that are classified as sub-standard, doubtful, doubtful of loss and loss assets. The provision have been specifically determined by using the same rate as the allowance for doubtful accounts on each of those loans.

3.12 Derivatives

Forward Exchange Contracts

For hedging transactions, the difference between the forward rate and the spot rate on the date of entering into a forward exchange contract is amortized to the statement of income over the period of the contract.

Trading transactions are carried at fair value using the Mark-to-Market approach. Gains or losses resulting from changes in fair values are included in revenues and expenses for the period.

Cross Currency Swaps and Interest Rate Swaps

The accounting for these derivative transactions depends on their purpose:

1. Hedging of the Bank's Exposure to Financial Risks

   Derivative contracts are recorded off-balance sheet. Revenues, expenses and gains or losses resulting from changes in the fair values of contracts are recognized in accordance with the standard accounting treatment for revenues, expenses, gains or losses on underlying assets, liabilities or other financial obligations as follows:

   Where gains or losses on the underlying transactions are recorded based on fair value, losses or gains on derivative transactions used as the hedge are recognized based on fair value throughout the corresponding hedging period.

   Where gains or losses on the underlying transactions are recorded on an accrual basis, losses or gains on derivative transactions used as a hedge are also recognized on an accrual basis over the period of the contracts.

2. Trading

   Mark-to-market accounting is applied to trading transactions. Hence, traded derivative transactions are carried at their fair values. Gains or losses resulting from changes in fair values are recognized in the statement of income and included as part of gain on exchange.

3.13 Employee benefits

- *Staff retirement benefits*

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to recognise an appropriate amount as provision for each period.

- **Provident fund**

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on 16 August 1994. According to the Fund's Articles, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while the Bank contributes an additional 3.0 - 4.5%. Upon termination of employment, employees are entitled to receive this benefit except when terminated "without compensation".

3.14 Recognition of interest income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months when, regardless of collateral, the cash basis is adopted.

In compliance with the Bank of Thailand regulation, the Bank reverses accrued interest receivable on loans for which repayments are more than three months in arrears.

The asset management subsidiaries recognize interest income on investments in receivables and loans on a cash basis.

Income from factoring of a subsidiary is recognized as accrual basis.

Income from hire-purchase agreements is recognized on the basis of installment payments due by using the effective interest rate method, calculated from the balance of the net investment in each installment.

Lease income of subsidiary is recognized as follows:

- Income under finance lease agreements is recognized on the basis of installment payments due by using the effective interest rate method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than three months, the cash basis is adopted.
- Income under operating lease agreements is recognized on the basis of installment payments due. When installment payments are in arrears for more than three months, the cash basis is adopted.

3.15 Recognition of interest expense

Interest expense is recognized on an accrual basis.

3.16 Income tax

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the balance sheet date.

3.17 Basic earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares in issue during the period.

There is no diluting effect on earnings per share that might result from an assumed exercise of warrants.

3.18 Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Thai Baht at the rates of exchange prevailing on the dates of the transactions. Assets and liabilities including the balance sheet of the Bank's foreign branches that are denominated in foreign currencies at the end of the period are translated into Thai Baht at the reference rates announced by the BoT on that date. The statement of income of the Bank's foreign branches are translated into Thai Baht at the reference rates announced by the BoT at the month end rate.

Exchange gains or losses on translation and on transactions in foreign currencies including foreign exchange differences arising on the translation of financial statements of the Bank's foreign branches are included in revenues and expenses for the period.

4 SUPPLEMENTARY INFORMATION OF CASH FLOWS

Non-cash items are as follows:

The Bank and its subsidiaries have provided for a revaluation surplus (deficit) on investments and have presented it as a change in shareholders' equity for each of the six-month periods ended 30 June as follows:

		(Million Baht)
	Consolidated and The Bank	
	2006	2005
Revaluation deficit on investments	(108)	(189)

For each of the six-month periods ended 30 June 2006 and 2005, the Bank recognized the realized portion of the appraised surplus on asset revaluation amounting to Baht 71 million and Baht 75 million, respectively, by transferring these amounts to retained earnings from appraisal surplus on asset revaluation.

For each of the six-month periods ended 30 June 2006 and 2005, the Bank and its subsidiaries received foreclosed properties arising from debt settlement amounting to Baht 352 million and Baht 506 million, respectively on a consolidated basis and Baht 286 million and Baht 343 million, respectively for the Bank only.

5 INTERBANK AND MONEY MARKET ITEMS (ASSETS)

Interbank and money market items (assets) consisted of:

(Million Baht)

	Consolidated					
	30 June 2006			31 December 2005		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	2,943	-	2,943	1,550	-	1,550
Commercial banks	2,277	2,196	4,473	855	3,700	4,555
Other banks	2	99	101	3	-	3
Finance, securities and credit foncier companies	200	-	200	200	2	202
Other financial institutions	-	4	4	-	365	365
Total Domestic	5,422	2,299	7,721	2,608	4,067	6,675
Add Accrued interest receivables	-	28	28	-	9	9
Less Allowance for doubtful accounts	(2)	(42)	(44)	(7)	(42)	(49)
Total	5,420	2,285	7,705	2,601	4,034	6,635
2. Foreign						
US Dollar	3,599	71,018	74,617	3,808	55,056	58,864
Japanese Yen	50	-	50	39	-	39
Other currencies	382	-	382	389	13	402
Total Foreign	4,031	71,018	75,049	4,236	55,069	59,305
Less Allowance for doubtful accounts	(4)	-	(4)	(11)	-	(11)
Total	4,027	71,018	75,045	4,225	55,069	59,294
Total Domestic and Foreign	9,447	73,303	82,750	6,826	59,103	65,929

(Million Baht)

	The Bank					
	30 June 2006			31 December 2005		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	2,943	-	2,943	1,550	-	1,550
Commercial banks	2,846	1,726	4,572	794	3,700	4,494
Other banks	2	-	2	3	-	3
Finance, securities and credit foncier companies	200	-	200	200	2	202
Other financial institutions	-	3	3	-	365	365
Total Domestic	5,991	1,729	7,720	2,547	4,067	6,614
Add Accrued interest receivables	-	28	28	-	9	9
Less Allowance for doubtful accounts	(3)	(41)	(44)	(7)	(42)	(49)
Total	5,988	1,716	7,704	2,540	4,034	6,574
2. Foreign						
US Dollar	3,599	71,018	74,617	3,808	55,056	58,864
Japanese Yen	50	-	50	39	-	39
Other currencies	382	-	382	389	13	402
Total Foreign	4,031	71,018	75,049	4,236	55,069	59,305
Less Allowance for doubtful accounts	(4)	-	(4)	(11)	-	(11)
Total	4,027	71,018	75,045	4,225	55,069	59,294
Total Domestic and Foreign	10,015	72,734	82,749	6,765	59,103	65,868

6 SECURITIES PURCHASED UNDER RESALE AGREEMENTS

Securities purchased under resale agreements consisted of:

(Million Baht)

	Consolidated and The Bank	
	30 June 2006	31 December 2005
Government Bonds and BoT Bonds	1,000	9,500

7 **INVESTMENTS**

Investments consisted of:

(Million Baht)

	Consolidated 30 June 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	5,657	1	(7)	5,651
1.1.2 Marketable equity securities - domestic	240	-	(3)	237
Total	5,897	1	(10)	5,888
Less Allowance for revaluation	(9)			-
Total	5,888			5,888
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	14,598	25	(430)	14,193
1.2.2 Private enterprise debt instruments	147	-	-	147
1.2.3 Foreign debt instruments	6,452	2	(21)	6,433
1.2.4 Marketable equity securities - domestic	959	138	(533)	564
Total	22,156	165	(984)	21,337
Less Allowance for revaluation	(334)			-
Less Allowance for impairment	(485)			-
Total	21,337			21,337
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	3,583	22	(23)	3,582
1.3.2 Foreign debt instruments	4,928	-	(29)	4,899
Total	8,511	22	(52)	8,481
1.4 General investments				
1.4.1 Non-marketable equity securities--overs	16	-	-	16
Total	16			16
Total Current Investments - net	35,752			35,722

(Million Baht)

	Consolidated			
	30 June 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	16,481	17	(350)	16,148
2.1.2 Private enterprise debt instruments	1,613	13	(31)	1,595
2.1.3 Foreign debt instruments	10,910	6	(129)	10,787
2.1.4 Marketable equity securities - domestic	153	176	-	329
2.1.5 Others	25	-	-	25
Total	29,182	212	(510)	28,884
Less Allowance for revaluation	(298)			-
Total	28,884			28,884
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	8,503	-	(179)	8,324
2.2.2 Private enterprises debt instruments	1,587	-	(593)	994
2.2.3 Foreign debt instruments	2,943	1	(1)	2,943
Total	13,033	1	(773)	12,261
Less Allowance for impairment	(586)			-
Total	12,447			12,261
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,776	-	(599)	2,177
2.3.2 Non-marketable equity securities -overseas	421	-	(312)	109
2.3.3 Investments in receivables	2,079	-	(268)	1,811
Total	5,276	-	(1,179)	4,097
Less Allowance for impairment	(1,179)			-
Total	4,097			4,097
Total Long-term Investments - net	45,428			45,242

(Million Baht)

	Consolidated			
	31 December 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	1,097	57	-	1,154
Add Allowance for revaluation	57			-
Total	1,154			1,154
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	11,022	13	(387)	10,648
1.2.2 Private enterprise debt instruments	449	1	(1)	449
1.2.3 Foreign debt instruments	16,364	13	(43)	16,334
1.2.4 Marketable equity securities - domestic	1,006	152	(531)	627
1.2.5 Others	50	1	(23)	28
Total	28,891	180	(985)	28,086
Less Allowance for revaluation	(297)			-
Less Allowance for impairment	(508)			-
Total	28,086			28,086
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	10,751	20	(3)	10,768
1.3.2 Private enterprises debt instruments	14	-	-	14
1.3.3 Foreign debt instruments	10,100	-	(78)	10,022
Total	20,865	20	(81)	20,804
Total Current Investments - net	50,105			50,044

(Million Baht)

	Consolidated 31 December 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	15,849	26	(397)	15,478
2.1.2 Private enterprise debt instruments	1,761	5	(37)	1,729
2.1.3 Foreign debt instruments	11,215	30	(56)	11,189
2.1.4 Marketable equity securities - domestic	153	198	-	351
2.1.5 Others	80	-	-	80
Total	29,058	259	(490)	28,827
Less Allowance for revaluation	(231)			-
Total	28,827			28,827
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	10,958	44	(184)	10,818
2.2.2 Private enterprises debt instruments	995	-	(792)	203
2.2.3 Foreign debt instruments	3,390	3	(10)	3,383
Total	15,343	47	(986)	14,404
Less Allowance for impairment	(786)			-
Total	14,557			14,404
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,912	-	(628)	2,284
2.3.2 Non-marketable equity securities -overseas	422	-	(312)	110
2.3.3 Investments in receivables	3,504	-	(273)	3,231
Total	6,838	-	(1,213)	5,625
Less Allowance for impairment	(1,213)			-
Total	5,625			5,625
Total Long-term Investments - net	49,009			48,856

(Million Baht)

	The Bank			
	30 June 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises	5,657	1	(7)	5,651
1.1.2 Marketable equity securities - domestic	240	-	(3)	237
Total	5,897	1	(10)	5,888
Less Allowance for revaluation	(9)			-
Total	5,888			5,888
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	14,598	25	(430)	14,193
1.2.2 Private enterprises debt instruments	147	-	-	147
1.2.3 Foreign debt instruments	6,452	2	(21)	6,433
1.2.4 Marketable equity securities - domestic	959	138	(533)	564
Total	22,156	165	(984)	21,337
Less Allowance for revaluation	(334)			-
Less Allowance for impairment	(485)			-
Total	21,337			21,337
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	3,216	22	(23)	3,215
1.3.2 Foreign debt instruments	4,928	-	(29)	4,899
Total	8,144	22	(52)	8,114
1.4 General investments				
1.4.1 Non-marketable equity securities - overseas	16	-	-	16
Total	16			16
Total Current Investments - net	35,385			35,355

(Million Baht)

	The Bank 30 June 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	16,481	17	(350)	16,148
2.1.2 Private enterprises debt instruments	1,613	13	(31)	1,595
2.1.3 Foreign debt instruments	10,910	6	(129)	10,787
2.1.4 Marketable equity securities - domestic	153	176	-	329
2.1.5 Others	15	-	-	15
Total	29,172	212	(510)	28,874
Less Allowance for revaluation	(298)			-
Total	28,874			28,874
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	8,322	-	(179)	8,143
2.2.2 Private enterprises debt instruments	1,587	-	(593)	994
2.2.3 Foreign debt instruments	2,943	1	(1)	2,943
Total	12,852	1	(773)	12,080
Less Allowance for impairment	(586)			-
Total	12,266			12,080
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,702	-	(572)	2,130
2.3.2 Non-marketable equity securities -overseas	421	-	(312)	109
2.3.3 Investments in receivables	957	-	(171)	786
Total	4,080	-	(1,055)	3,025
Less Allowance for impairment	(1,055)			-
Total	3,025			3,025
Total Long-term Investments - net	44,165			43,979

(Million Baht)

	The Bank 31 December 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	1,097	57	-	1,154
Add Allowance for revaluation	57			-
Total	1,154			1,154
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	11,022	13	(387)	10,648
1.2.2 Private enterprises debt instruments	449	1	(1)	449
1.2.3 Foreign debt instruments	16,364	13	(43)	16,334
1.2.4 Marketable equity securities - domestic	1,006	152	(531)	627
1.2.5 Others	50	1	(23)	28
Total	28,891	180	(985)	28,086
Less Allowance for revaluation	(297)			-
Less Allowance for impairment	(508)			-
Total	28,086			28,086
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	10,057	20	(1)	10,076
1.3.2 Private enterprises debt instruments	14		-	14
1.3.3 Foreign debt instruments	10,100	-	(78)	10,022
Total	20,171	20	(79)	20,112
Total Current Investments - net	49,411			49,352

(Million Baht)

	The Bank 31 December 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	15,849	26	(397)	15,478
2.1.2 Private enterprises debt instruments	1,761	5	(37)	1,729
2.1.3 Foreign debt instruments	11,215	30	(56)	11,189
2.1.4 Marketable equity securities - domestic	153	198	-	351
2.1.5 Others	30	-	-	30
Total	29,008	259	(490)	28,777
Less Allowance for revaluation	(231)			-
Total	28,777			28,777
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	10,958	44	(184)	10,818
2.2.2 Private enterprises debt instruments	995	-	(792)	203
2.2.3 Foreign debt instruments	3,390	3	(10)	3,383
Total	15,343	47	(986)	14,404
Less Allowance for impairment	(786)			-
Total	14,557			14,404
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,872	-	(600)	2,272
2.3.2 Non-marketable equity securities -overseas	422	-	(312)	110
2.3.3 Investments in receivables	2,151	-	(178)	1,973
Total	5,445	-	(1,090)	4,355
Less Allowance for impairment	(1,090)			-
Total	4,355			4,355
Total Long-term Investments - net	47,689			47,536

As of 30 June 2006 and 31 December 2005, investments in held-to-maturity debt instruments, which are government or state enterprise securities, included promissory notes from TAMC of Baht 4,439 million and Baht 5,575 million, respectively. (As of 31 December 2005, the right to receive promissory notes from TAMC has been included amounting to Baht 5 million).

Gain (loss) on investments presented in the statement of income consisted of:

(Million Baht)

	Consolidated		The Bank	
	For each of the Three-Month Periods Ended 30 June		For each of the Three-Month Periods Ended 30 June	
	2006	2005	2006	2005
Gain on disposal of investments				
Held for trading investments	112	49	112	49
Available-for-sale investments	51	112	50	112
Held-to-maturity debt	-	1	-	1
General investments	10	-	11	-
Investments in receivables	16	-	-	-
Total	189	162	173	162
Loss on disposal of investments				
Held for trading investments	(30)	(4)	(30)	(4)
Available-for-sale investments	(65)	(93)	(65)	(93)
General investments	-	(21)	-	(21)
Total	(95)	(118)	(95)	(118)
Loss on transfer of financial assets	(21)	-	-	-
Loss from revaluation	(7)	(21)	(7)	(21)
Gain (loss) reversal on impairment				
Investments in securities	(1)	192	(1)	192
Investments in receivables	(4)	(22)	5	(22)
Total	(5)	170	4	170
Total Gain on Investments	61	193	75	193

(Million Baht)

	Consolidated For each of the Six-Month Periods Ended 30 June		The Bank For each of the Six-Month Periods Ended 30 June	
	2006	2005	2006	2005
Gain on disposal of investments				
Held for trading investments	193	60	193	60
Available-for-sale investments	109	246	108	150
Held-to-maturity debt	-	1	-	1
General investments	44	11	42	11
Investments in receivables	26	-	-	-
Total	372	318	343	222
Loss on disposal of investments				
Held for trading investments	(37)	(6)	(37)	(6)
Available-for-sale investments	(302)	(121)	(302)	(121)
General investments	(13)	(21)	(13)	(21)
Total	(352)	(148)	(352)	(148)
Loss on transfer of financial assets	(17)	-	-	-
Loss from revaluation	(93)	(18)	(93)	(18)
Gain (loss) reversal on impairment				
Investments in securities	257	205	257	205
Investments in receivables	(2)	(22)	7	(22)
Total	255	183	264	183
Total Gain on Investments	165	335	162	239

Revaluation (deficit) surplus on investments consisted of:

(Million Baht)

	Consolidated		The Bank	
	30 June 2006	31 December 2005	30 June 2006	31 December 2005
Revaluation (deficit) surplus on investments				
Debt instruments	(898)	(827)	(898)	(827)
Equity securities	260	298	260	298
Total	(638)	(529)	(638)	(529)

A maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated							
	30 June 2006 Maturity				31 December 2005 Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	2,364	19,730	8,985	31,079	5,912	16,260	4,699	26,871
1.2 Private enterprise debt instruments	147	1,613	-	1,760	449	1,761	-	2,210
1.3 Foreign debt instruments	6,451	6,127	4,783	17,361	16,364	5,845	5,370	27,579
Total	8,962	27,470	13,768	50,200	22,725	23,866	10,069	56,660
Less Allowance for revaluation	(59)	(649)	(184)	(892)	(52)	(444)	(330)	(826)
Less Allowance for impairment	(6)	-	-	(6)	(7)	-	-	(7)
Total	8,897	26,821	13,584	49,302	22,666	23,422	9,739	55,827
2. Held-to-maturity debt Instruments								
2.1 Government and state enterprise securities	3,583	3,063	5,439	12,085	10,751	5,378	5,580	21,709
2.2 Private enterprise debt instruments	-	1,001	586	1,587	14	209	786	1,009
2.3 Foreign debt instruments	4,928	2,943	-	7,871	10,100	3,390	-	13,490
Total	8,511	7,007	6,025	21,543	20,865	8,977	6,366	36,208
Less Allowance for impairment	-	-	(586)	(586)	-	-	(786)	(786)
Total	8,511	7,007	5,439	20,957	20,865	8,977	5,580	35,422
Total Debt Instruments	17,408	33,828	19,023	70,259	43,531	32,399	15,319	91,249

(Million Baht)

	The Bank							
	30 June 2006				31 December 2005			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	2,364	19,730	8,985	31,079	5,912	16,260	4,699	26,871
1.2 Private enterprise debt instruments	147	1,613	-	1,760	449	1,761	-	2,210
1.3 Foreign debt instruments	6,451	6,127	4,783	17,361	16,364	5,845	5,370	27,579
Total	8,962	27,470	13,768	50,200	22,725	23,866	10,069	56,660
Less Allowance for revaluation	(59)	(649)	(184)	(892)	(52)	(444)	(330)	(826)
Less Allowance for impairment	(6)	-	-	(6)	(7)	-	-	(7)
Total	8,897	26,821	13,584	49,302	22,666	23,422	9,739	55,827
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	3,216	2,883	5,439	11,538	10,057	5,378	5,580	21,015
2.2 Private enterprise debt instruments	-	1,001	586	1,587	14	209	786	1,009
2.3 Foreign debt instruments	4,928	2,943	-	7,871	10,100	3,390	-	13,490
Total	8,144	6,827	6,025	20,996	20,171	8,977	6,366	35,514
Less Allowance for impairment	-	-	(586)	(586)	-	-	(786)	(786)
Total	8,144	6,827	5,439	20,410	20,171	8,977	5,580	34,728
Total Debt Instruments	17,041	33,648	19,023	69,712	42,837	32,399	15,319	90,555

Investments held by the Bank and its subsidiaries in financial institutions that were closed on 8 December 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting or investments in receivables with uncertainty in settlement or in default, were as follows:

(Million Baht)

	Consolidated 30 June 2006						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	3	1	-	-	1	-	-
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	750	496	-	1	39	(1,201)
4. Investment in receivables with uncertainty in settlement or in default	2,050	-	-	1,786	-	-	(264)
Total	2,053	752	627	1,786	2	39	(1,597)

(Million Baht)

Consolidated

31 December 2005

	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	6	34	200	3	2	-	(236)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	768	494	-	2	38	(1,219)
4. Investment in receivables with uncertainty in settlement or in default	2,250	-	-	1,980	-	-	(270)
Total	2,256	803	825	1,983	4	38	(1,857)

(Million Baht)

	The Bank 30 June 2006						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	3	1	-	-	1	-	-
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	750	496	-	1	39	(1,201)
4. Investment in receivables with uncertainty in settlement or in default	928	-	-	761	-	-	(167)
Total	931	752	627	761	2	39	(1,500)

(Million Baht)

	The Bank						
	31 December 2005						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	6	34	200	3	2	-	(236)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	768	494	-	2	38	(1,219)
4. Investment in receivables with uncertainty in settlement or in default	896	-	-	721	-	-	(175)
Total	902	803	825	724	4	38	(1,762)

For each of the six-month periods ended 30 June, change in the investments in subsidiaries and associated companies were as follows:

(Million Baht)

	Consolidated		The Bank	
	2006	2005	2006	2005
Net book value at 1 January	450	462	8,967	10,636
Share of profit (loss) from investments on equity method	65	(77)	212	143
Acquisitions	4	-	694	3
Dividend income	(25)	(37)	(293)	(190)
Reversal of allowance for impairment	18	147	18	147
Disposals	-	(13)	-	(13)
Revaluation deficit on investments	-	-	-	(74)
Decrease in share capital	-	-	-	(464)
Write – off	(11)	-	(11)	-
Effect from consolidation	-	(80)	-	-
Others	(2)	-	-	-
Net book value at 30 June	499	402	9,587	10,188
Net book value at 31 December		450		8,967

Investments in ordinary shares of subsidiaries and associated companies were as follows:

(Million Baht)

	Type of Business	% Shareholding		Consolidated Investments Cost method		Consolidated Investments Equity method		The Bank Investments Cost method		The Bank Investments Equity method	
		30 June 2006	31 December 2005	30 June 2006	31 December 2005	30 June 2006	31 December 2005	30 June 2006	31 December 2005	30 June 2006	31 December 2005
Phethai Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,998	5,998	4,056	3,912
Ploy Asset Management Co., Ltd. *	Asset Management	99.99%	99.99%	2,080	-	-	-	2,080	2,080	-	-
Progress Land and Buildings Co., Ltd.	Property Development	99.99%	99.99%	-	-	-	-	1,122	1,122	929	923
Progress Gunpai Co., Ltd.	Service	99.99%	99.99%	21	21	93	73	21	21	93	73
Progress Plus Co., Ltd.	Service	99.99%	99.99%	4	4	28	24	4	4	28	24
Kasikorn Factoring Co., Ltd.	Lending	99.99%	99.99%	-	-	-	-	237	237	425	386
Kasikorn Research Center Co., Ltd.	Service	99.99%	99.99%	-	-	-	-	6	6	19	16
Progress Facilities Management Co., Ltd.	Service	99.99%	99.99%	5	5	13	15	5	5	13	15
Progress Management Co., Ltd.	Service	99.99%	99.99%	6	6	20	17	6	6	20	17
Kasikorn Leasing Co., Ltd.	Lending	99.99%	99.99%	-	-	-	-	900	210	684	121
Progress Software Co., Ltd.	Service	99.99%	99.99%	18	18	80	62	18	18	80	62
Kasikorn Asset Management Co., Ltd.	Mutual Fund Management	99.99%	99.99%	-	-	-	-	2,003	2,003	1,870	1,983
Progress Storage Co., Ltd.	Service	99.98%	99.98%	3	3	14	16	3	3	14	16
Kasikorn Securities Public Co., Ltd.	Securities Business	99.98%	99.98%	-	-	-	-	1,312	1,312	1,105	1,176
Progress Services Support Co., Ltd.	Service	99.98%	-	4	-	5	-	4	-	5	-

(Million Baht)

	Type of Business	% Shareholding		Consolidated Investments Cost method		Consolidated Investments Equity method		The Bank Investments Cost method		The Bank Investments Equity method	
		30 June 2006	31 December 2005	30 June 2006	31 December 2005	30 June 2006	31 December 2005	30 June 2006	31 December 2005	30 June 2006	31 December 2005
Progress Services Co., Ltd.	Service	99.97%	99.97%	2	2	14	18	2	2	14	18
Progress HR Co., Ltd.	Service	99.93%	99.93%	1	1	7	4	1	1	7	4
Progress Appraisal Co., Ltd.	Service	99.84%	99.84%	5	5	38	37	5	5	38	37
Processing Center Co., Ltd.	Service	30.00%	30.00%	3	3	186	181	3	3	186	181
N.C. Associate Co., Ltd.	Trading	28.23%	28.23%	1	1	-	-	1	1	-	-
Rural Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2	2	2	3	2	2	2	3
Progress Information Co., Ltd.	Service	20.00%	20.00%	14	14	1	1	14	14	1	1
M. Grand Hotel Co., Ltd.	Hotel	20.00%	20.00%	355	355	33	40	355	355	33	40
E.S. Industries Co., Ltd.	Industry	20.00%	20.00%	-	11	-	11	-	11	-	11
Total				2,524	451	534	502	14,102	13,419	9,622	9,019
Less Allowance for impairment				(1,929)	(381)	(35)	(52)	(3,322)	(3,333)	(35)	(52)
Investments in Subsidiaries and Associated Companies – Net				595	70	499	450	10,780	10,086	9,587	8,967

* The Company is under the liquidation process.

The recording of investments in subsidiaries and associated companies using the equity method in the financial statements is based on financial information obtained from audited or reviewed financial statements and from management information that has not been audited or reviewed by the auditors.

Investments held by the Bank and its subsidiaries, that comprised more than 10% of those companies' shares and were not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

	Consolidated		The Bank	
	30 June 2006	31 December 2005	30 June 2006	31 December 2005
Agricultural and mining	31	49	-	-
Manufacturing and commerce	255	254	255	254
Property development and construction	897	1,062	897	1,062
Infrastructure and services	28	28	23	23
Others	550	615	550	615
Total	1,761	2,008	1,725	1,954

The financial position and results of operations of the Bank's subsidiaries in the consolidated financial statements based on the unaudited/audited financial statements are set out below:

Phethai Asset Management Company Limited

Condensed Balance Sheets

(Audited)

	Million Baht	
	30 June 2006	31 December 2005
ASSETS		
Cash and deposits at financial institution	31	71
Long-term investments, net	40	40
Investments in receivables, net	3,216	4,266
Loans, receivables and accrued interest receivables, net	3,352	3,633
Properties foreclosed, net	4,467	4,393
Equipment, net	3	4
Other assets, net	767	539
Total Assets	11,876	12,946
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institution	7,730	8,925
Other liabilities	90	109
Shareholders' Equity	4,056	3,912
Total Liabilities and Shareholders' Equity	11,876	12,946

Phethai Asset Management Company Limited

Condensed Statements of Income

	Million Baht			
	For Each of the Three-Month Periods Ended 30 June		For Each of the Six-Month Periods Ended 30 June	
	2006	2005	2006	2005
	(Unaudited)		(Audited)	
Interest and dividend income	173	113	239	240
Interest expense	75	29	130	49
Net income from interest and dividend	98	84	109	191
Reversal bad debt and doubtful accounts	(53)	(17)	(118)	(22)
Loss on debt restructuring	109	78	218	195
Net income from interest and dividend after reversal of bad debt and doubtful accounts and loss on debt restructuring	42	23	9	18
Non-interest income	73	176	280	245
Non-interest expense	85	126	145	171
Net profit	30	73	144	92
Basic earnings per share (Baht)	0.05	0.12	0.24	0.15

Phethai Asset Management Company Limited

Statements of Cash Flows

For Each of the Six-Month Periods Ended 30 June 2006 and 2005

(Audited)

	Million Baht	
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit	144	92
Adjustments to reconcile net profit to net cash from operating activities		
Gain on transfer of investments	(1)	-
Gain on transfer of financial assets	(89)	(175)
Loss on impairment of investments in receivables	15	78
Reversal of bad debt and doubtful accounts	(118)	(22)
Loss on debt restructuring	218	195
Interest income from amortization of revaluation allowance for debt restructuring	(39)	(85)
Depreciation and amortization	3	4
Loss on impairment of properties foreclosed	41	90
Loss on impairment of assets to be transferred	7	-
Reversal of loss on impairment of other assets	(6)	(21)
Gain on investments in securities	(1)	-
Increase in accrued interest payables	9	9
Decrease in accrued expenses	(9)	(16)
Net profit from operations before changes in operating assets and liabilities	174	149
(Increase) decrease in operating assets		
Investments in receivables	62	49
Loans and receivables	623	597
Properties foreclosed	469	(1,960)
Other assets	(156)	140
(Decrease) increase in operating liabilities		
Other liabilities	(19)	(54)
Net Cash Provided by (Used in) Operating Activities	1,153	(1,079)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of long-term investments	2	-
Net Cash Provided by in Investing Activities	2	-

Phethai Asset Management Company Limited

Statements of Cash Flows (Continued)

For Each of the Six-Month Periods Ended 30 June 2006 and 2005

(Audited)

	Million Baht	
	2006	2005
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash received of borrowings from financial institutions	-	980
Cash paid for repayment of borrowings from financial institutions	(1,195)	-
Net Cash (Used in) Provided by Financing Activities	(1,195)	980
Net decrease in cash and cash equivalents	(40)	(99)
Cash and cash equivalents at the beginning of the periods	71	161
Cash and cash equivalents at the end of the periods	31	62
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the periods		
Interest expense	121	40
Income tax	5	-
Non cash item		
Settlement transactions from purchase of assets by issuing promissory note	-	2,920

mw

Progress Land and Buildings Company Limited

Condensed Balance Sheets

	Million Baht	
	30 June 2006 (Unaudited)	31 December 2005 (Audited)
ASSETS		
Cash and deposits at financial institutions	110	89
Other current assets	5	8
Properties foreclosed, net	495	504
Premises and equipment, net	330	336
Total Assets	940	937
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	11	13
Shareholders' equity	929	924
Total Liabilities and Shareholders' Equity	940	937

Progress Land and Buildings Company Limited

Condensed Statements of Income

(Unaudited)

	Million Baht			
	For Each of the Three-Month Periods Ended 30 June		For Each of the Six-Month Periods Ended 30 June	
	2006	2005	2006	2005
Revenues	14	22	27	26
Expense	11	24	22	25
Net profit (loss)	3	(2)	5	1
Earnings (loss) per share (Baht)	0.17	(0.10)	0.36	0.05

Kasikorn Factoring Company Limited

Condensed Balance Sheets

	Million Baht	
	30 June 2006	31 December 2005
	(Unaudited)	(Audited)
ASSETS		
Current Assets		
Cash and deposits at financial institutions	80	110
Current portion of factoring receivables, net	2,634	2,398
Current portion of finance lease receivables, net	181	78
Current portion of hire purchase receivables, net	83	5
Installation receivables, net	34	37
Other current assets	82	25
Non-Current Assets		
Factoring receivables, net	87	113
Finance lease receivables, net	753	212
Hire purchase receivable, net	3	4
Other assets	30	20
Total Assets	3,967	3,002
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Short-term loans from financial institutions	2,600	2,260
Current portion of long-term loan	290	185
Long term loan, net	590	60
Other liabilities	70	119
Shareholders' Equity	417	378
Total Liabilities and Shareholders' Equity	3,967	3,002

Kasikorn Factoring Company Limited

Condensed Statements of Income

(Unaudited)

	Million Baht			
	For Each of the Three-Month Periods Ended 30 June		For Each of the Six-Month Periods Ended 30 June	
	2006	2005	2006	2005
Revenues	95	70	169	133
Expense	72	49	130	95
Net profit	23	21	39	38
Earnings per share (Baht)	14.77	13.29	24.53	23.92

Kasikorn Research Center Company Limited

Condensed Balance Sheets

	Million Baht	
	30 June 2006 (Unaudited)	31 December 2005 (Audited)
ASSETS		
Cash and cash equivalents	15	18
Other assets	6	7
Total Assets	21	25
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	2	9
Shareholders' Equity	19	16
Total Liabilities and Shareholders' Equity	21	25

Kasikorn Research Center Company Limited

Condensed Statements of Income

(Unaudited)

	Million Baht			
	For Each of the Three-Month Periods Ended 30 June		For Each of the Six-Month Periods Ended 30 June	
	2006	2005	2006	2005
Revenues	16	14	30	26
Expense	13	8	26	25
Net profit	3	6	4	1
Earnings per share (Baht)	23.88	59.69	37.65	10.49

Kasikorn Leasing Company Limited

Condensed Balance Sheets

	Million Baht	
	30 June 2006	31 December 2005
	(Unaudited)	(Audited)
ASSETS		
Current assets		
Cash and deposits at financial institution	29	92
Current portion of hire purchase receivables, net	1,736	563
Current portion of finance lease receivables, net	79	23
Loans to sales representatives receivables, net	669	572
Other current assets	116	211
Non-current assets		
Hire purchase receivables, net	4,487	1,595
Finance lease receivables, net	319	83
Leasehold office improvement and equipment, net	23	27
Other non current assets	7	6
Total Assets	7,465	3,172
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Short-term loans from financial institutions	800	900
Current portion of long-term loan	1,993	483
Other current liabilities	61	76
Long term loan, net	3,913	1,582
Other non current liabilities	14	5
Shareholders' Equity	684	126
Total Liabilities and Shareholders' Equity	7,465	3,172

Kasikorn Leasing Company Limited

Condensed Statements of Income

(Unaudited)

	Million Baht			
	For Each of the Three-Month Periods Ended 30 June		For Each of the Six-Month Periods Ended 30 June	
	2006	2005	2006	2005
Revenues	108	1	187	-
Expense	165	5	319	7
Net loss	(57)	(4)	(132)	(7)
Loss per share (Baht)	(2.44)	(0.67)	(5.95)	(1.13)

Kasikorn Securities Public Company Limited

Condensed Balance Sheets

(Audited)

	Million Baht	
	30 June 2006	31 December 2005
ASSETS		
Cash and cash equivalents	399	529
Long-term deposits at financial institutions	100	-
Investments in debt and equity securities, net	10	50
Receivables from Clearing House	37	15
Securities business receivables	59	80
Leasehold office improvement and equipment, net	97	101
Other assets, net	42	43
Total Assets	744	818
LIABILITIES AND SHAREHOLDERS' EQUITY		
Payable to Clearing Houses	4	11
Securities business payables	79	83
Other Liabilities	28	38
Shareholders' Equity	633	686
Total Liabilities and Shareholders' Equity	744	818

Kasikorn Securities Public Company Limited

Condensed Statements of Income

	Million Baht			
	For Each of the Three-Month Periods Ended 30 June		For Each of the Six-Month Periods Ended 30 June	
	2006	2005	2006	2005
	(Unaudited)		(Audited)	
Revenues	29	3	58	6
Expense	66	15	111	26
Net loss	(37)	(12)	(53)	(20)
Loss per share (Baht)	(0.61)	(0.20)	(0.88)	(0.33)

Kasikorn Asset Management Company Limited

Condensed Balance Sheets

(Audited)

	Million Baht	
	30 June 2006	31 December 2005
ASSETS		
Cash and deposits at financial institution	52	110
Long–term deposits at financial institutions	99	-
Investments in debt and equity securities, net	554	701
Fee receivables	103	105
Premises and equipment, net	152	150
Deferred assets from business purchased, net	241	268
Other assets - net	25	20
Total Assets	1,226	1,354
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	151	169
Shareholders' Equity	1,075	1,185
Total Liabilities and Shareholders' Equity	1,226	1,354

Kasikorn Asset Management Company Limited

Condensed Statements of Income

	Million Baht			
	For Each of the Three-Month Periods Ended 30 June		For Each of the Six-Month Periods Ended 30 June	
	2006	2005	2006	2005
	(Unaudited)		(Audited)	
Revenues	278	211	555	425
Expense	201	163	397	322
Net profit	77	48	158	103
Earnings per share (Baht)	2.84	1.77	5.81	3.78

The summary of financial position and results of operations of its subsidiaries, which are not included in the consolidated financial statements, are as follows:

(Million Baht)

	Balance Sheets					
	30 June 2006 (Unaudited)			31 December 2005 (Audited)		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Ploy Asset Management Co., Ltd.	33	-	33	33	-	33
Progress Gunpai Co., Ltd.	182	88	94	170	96	74
Progress Plus Co., Ltd.	37	14	23	54	31	23
Progress Facilities Management Co., Ltd.	23	10	13	25	10	15
Progress Services Co., Ltd.	20	6	14	26	8	18
Progress Management Co., Ltd.	25	5	20	23	7	16
Progress Storage Co., Ltd.	16	2	14	20	4	16
Progress Appraisal Co., Ltd.	49	11	38	56	18	38
Progress Software Co., Ltd.	100	20	80	106	43	63
Progress HR Co., Ltd.	12	5	7	12	9	3
Progress Services Support Co., Ltd.	5	1	4	-	-	-
	502	162	340	525	226	299

(Million Baht except for Earnings (Loss) per Share)

Statements of Income

For Each of the Three-Month Periods Ended 30 June

	2006				2005			
	(Unaudited)							
	Revenue	Expenses	Net Profit	Earnings per Share (Baht)	Revenue	Expenses	Net Profit (loss)	Earnings (loss) per Share (Baht)
Ploy Asset Management Co., Ltd.	-	-	-	-	165	1	164	0.33
Progress Gunpai Co., Ltd.	70	59	11	51.99	52	44	8	39.01
Progress Plus Co., Ltd.	50	49	1	3.96	30	31	(1)	(0.71)
Progress Facilities Management Co., Ltd.	18	16	2	33.53	17	16	1	24.92
Progress Services Co., Ltd.	40	37	3	137.68	38	36	2	127.45
Progress Management Co., Ltd.	15	13	2	24.30	10	10	-	11.61
Progress Storage Co., Ltd.	8	6	2	51.44	8	6	2	76.00
Progress Appraisal Co., Ltd.	41	40	1	266.13	45	40	5	1,185.33
Progress Software Co., Ltd.	52	41	11	110.21	38	33	5	51.61
Progress HR Co., Ltd.	61	59	2	205.24	42	41	1	88.42
Progress Services Support Co., Ltd.	11	10	1	3.46	-	-	-	-
	366	330	36		445	258	187	

(Million Baht except for Earnings (Loss) per Share)

Statements of Income

For Each of the Six-Month Periods Ended 30 June

	2006				2005			
	(Unaudited)							
	Revenue	Expenses	Net Profit	Earnings per Share (Baht)	Revenue	Expenses	Net Profit	Earnings per Share (Baht)
Ploy Asset Management Co., Ltd.	-	-	-	-	580	359	221	0.44
Progress Gunpai Co., Ltd.	135	115	20	99.29	109	89	20	101.29
Progress Plus Co., Ltd.	87	86	1	5.22	66	66	-	1.81
Progress Facilities Management Co., Ltd.	36	33	3	59.26	34	31	3	61.85
Progress Services Co., Ltd.	80	74	6	291.49	77	72	5	269.33
Progress Management Co., Ltd.	27	23	4	59.65	20	18	2	38.78
Progress Storage Co., Ltd.	16	12	4	127.52	16	11	5	170.73
Progress Appraisal Co., Ltd.	72	72	-	21.77	81	72	9	1,885.69
Progress Software Co., Ltd.	96	79	17	167.90	67	59	8	80.29
Progress HR Co., Ltd.	116	112	4	362.74	76	75	1	98.46
Progress Services Support Co., Ltd.	22	21	1	15.38	-	-	-	-
	687	627	60		1,126	852	274	

8 **LOANS AND ACCRUED INTEREST RECEIVABLES**

Loans and accrued interest receivables consisted of:

1. Classified by Type of Loans

(Million Baht)

	Consolidated		The Bank	
	30 June 2006	31 December 2005	30 June 2006	31 December 2005
Overdrafts	126,417	123,940	122,353	118,536
Loans	269,444	271,048	270,197	266,317
Bills	206,093	207,216	215,588	217,019
Others	32,716	24,743	20,959	19,218
Total	634,670	626,947	629,097	621,090
Add Accrued interest receivable	1,951	1,745	1,631	1,319
Total	636,621	628,692	630,728	622,409
Less Allowance for doubtful accounts	(34,015)	(34,767)	(26,814)	(26,721)
Less Revaluation allowance for debt restructuring	(2,100)	(2,672)	(2,046)	(2,355)
Total	600,506	591,253	601,868	593,333

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	30 June 2006	31 December 2005	30 June 2006	31 December 2005
Within 1 year	399,676	398,190	403,465	402,257
Over 1 year	236,945	230,502	227,263	220,152
Total	636,621	628,692	630,728	622,409

3. Classified by Currencies and Residency of Borrowers

(Million Baht)

	Consolidated					
	30 June 2006			31 December 2005		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	617,116	12	617,128	606,292	12	606,304
US Dollars	17,414	76	17,490	18,898	985	19,883
Other currencies	1,993	10	2,003	2,495	10	2,505
Total	636,523	98	636,621	627,685	1,007	628,692

(Million Baht)

	The Bank					
	30 June 2006			31 December 2005		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	611,223	12	611,235	600,009	12	600,021
US Dollars	17,414	76	17,490	18,898	985	19,883
Other currencies	1,993	10	2,003	2,495	10	2,505
Total	630,630	98	630,728	621,402	1,007	622,409

4. Classified by Type of Business and Account Status

(Million Baht)

	Consolidated 30 June 2006					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	17,306	285	113	197	1,303	19,204
Manufacturing and commerce	352,864	4,356	5,720	7,952	19,143	390,035
Property development and construction	33,397	502	707	1,436	5,829	41,871
Infrastructure and services	58,458	1,338	246	1,079	3,241	64,362
Housing loans	67,026	1,083	653	480	4,056	73,298
Others	44,606	524	316	567	1,838	47,851
Total	573,657	8,088	7,755	11,711	35,410	636,621

(Million Baht)

	Consolidated 31 December 2005					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	16,011	180	102	294	1,578	18,165
Manufacturing and commerce	346,321	2,486	2,771	7,701	22,012	381,291
Property development and construction	30,339	444	579	1,808	6,912	40,082
Infrastructure and services	62,070	694	301	1,121	3,407	67,593
Housing loans	65,384	934	504	609	5,313	72,744
Others	46,463	345	259	578	1,172	48,817
Total	566,588	5,083	4,516	12,111	40,394	628,692

(Million Baht)

	The Bank 30 June 2006					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	17,295	274	113	197	1,097	18,976
Manufacturing and commerce	347,763	4,263	5,687	7,922	13,540	379,175
Property development and construction	32,889	476	707	1,436	3,200	38,708
Infrastructure and services	57,740	1,270	246	1,077	1,957	62,290
Housing loans	66,884	1,033	653	481	3,033	72,084
Others	57,428	434	302	565	766	59,495
Total	579,999	7,750	7,708	11,678	23,593	630,728

(Million Baht)

	The Bank 31 December 2005					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	15,959	180	102	294	1,378	17,913
Manufacturing and commerce	341,995	2,377	2,761	7,674	15,416	370,223
Property development and construction	29,911	422	579	1,807	4,000	36,719
Infrastructure and services	59,342	628	299	1,120	2,544	63,933
Housing loans	65,230	919	504	609	3,918	71,180
Others	60,368	335	259	578	901	62,441
Total	572,805	4,861	4,504	12,082	28,157	622,409

5. Classified by Account Status

(Million Baht)

	Consolidated 30 June 2006			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	573,657	247,279	1	5,741*
Special Mention	8,088	2,003	2	162
Sub-Standard	7,755	2,489	20	498
Doubtful	11,711	3,734	50	1,867
Doubtful of Loss	35,410	13,053	100	13,099**
Allowance established in excess of BOT regulations	-	-		12,648
Total	636,621	268,558		34,015

(Million Baht)

	Consolidated 31 December 2005			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	566,588	224,660	1	5,688*
Special Mention	5,083	882	2	102
Sub-Standard	4,516	1,024	20	205
Doubtful	12,111	5,239	50	2,619
Doubtful of Loss	40,394	14,678	100	14,730**
Allowance established in excess of BOT regulations	-	-		11,423
Total	628,692	246,483		34,767

* Includes the allowance for doubtful accounts of asset management companies as per the BoT's audit results, which has been transferred from the allowance provided in excess of the BoT regulations.

** Includes the allowance for doubtful accounts provided by using number of past due days for non-litigated or non restructured loans in accordance with the BoT regulations.

(Million Baht)

	The Bank 30 June 2006			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	579,999	254,273	1	5,800
Special Mention	7,750	1,805	2	155
Sub-Standard	7,708	2,442	20	488
Doubtful	11,678	3,702	50	1,851
Doubtful of Loss	23,593	8,029	100	8,076**
Allowance established in excess of BOT regulations	-	-		10,444
Total	630,728	270,251		26,814

(Million Baht)

	The Bank 31 December 2005			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	572,805	233,166	1	5,728
Special Mention	4,861	741	2	97
Sub-Standard	4,504	1,013	20	202
Doubtful	12,082	5,212	50	2,606
Doubtful of Loss	28,157	9,251	100	9,304**
Allowance established in excess of BOT regulations	-	-		8,784
Total	622,409	249,383		26,721

** Includes the allowance for doubtful accounts provided by using number of past due days for non-litigated or non restructured loans in accordance with the BoT regulations.

Non-performing loans (NPL)

According to the BoT's directive dated 16 January 2003, effective for financial statements ended 31 December 2002, non-performing loans (NPL) were redefined as sub-quality loans, being outstanding loans of sub-standard, doubtful, doubtful of loss and loss loan accounts in accordance with the BoT's guidelines. This included fully-provisioned loans which had previously been written-off.

Non-performing loans (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

	30 June 2006				
	The Bank	Phethai – AMC (Original principal)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-performing loans	42,493	11,390	137	18	54,038
Total loans used for NPL ratio calculation [1]	633,863	12,277	3,842	7,369	639,435 [2]
Percentage of total loans	6.70	92.77	3.57	0.25	8.45

(Million Baht)

	31 December 2005				
	The Bank	Phethai - AMC (Original principal)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-performing loans	44,388	11,720	109	-	56,217
Total loans used for NPL ratio calculation [1]	627,066	14,424	2,847	2,860	632,922 [2]
Percentage of total loans	7.08	81.25	3.84	-	8.88

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

[2] Excluding loans to subsidiaries, as of 30 June 2006 and 31 December 2005 amounting to Baht 17,916 million and Baht 14,275 million, respectively.

Non-accrual loans (including financial institutions) were as follows:

(Million Baht)

	30 June 2006				
	The Bank	Phethai – AMC (Original principals)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-accrual loans	53,669	12,277	107	18	66,071
Total loans used for ratio Calculation*	633,863	12,277	3,842	7,369	639,435**
Percentage of total loans	8.47	100.00	2.78	0.25	10.33

(Million Baht)

	31 December 2005				
	The Bank	Phethai - AMC (Original principals)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-accrual loans	55,656	14,424	98	-	70,178
Total loans used for ratio Calculation*	627,066	14,424	2,847	2,860	632,922**
Percentage of total loans	8.88	100.00	3.46	-	11.09

* Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

** Excluding loans to subsidiaries, as of 30 June 2006 and 31 December 2005 amounting to Baht 17,916 million and Baht 14,275 million, respectively.

Loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated					
	30 June 2006			31 December 2005		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	865	356	14	1,093	397	61

(Million Baht)

	The Bank					
	30 June 2006			31 December 2005		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies meet SET's criteria for delisting	865	356	14	1,049	397	16

The outstanding balances of loans to the Bank's wholly owned subsidiaries were as follows:

(Million Baht)

	30 June 2006			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	7,730
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	2,200
	Bills	At Call	Money Market Rate + Spread 1% at least	400
	Loans	1-2 Years	Fixed Rate	880
Kasikorn Leasing Co., Ltd.	Bills	7-120 Days	Money Market Rate	800
	Loans	1-5 Years	Fixed Rate	5,905

(Million Baht)

	31 December 2005			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	8,925
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	1,740
	Bills	At Call	Money Market Rate + Spread 1% at least	400
	Loans	1-2 Years	Fixed Rate	245
Kasikorn Leasing Co., Ltd.	Bills	7-120 Days	Money Market Rate	2,065
	Loans	1-4 Years	Fixed Rate	900

Transferring of Sub-Standard Quality Assets to Thai Assets Management Corporation (TAMC)

In accordance with the Emergency Decree on the Thai Assets Management Corporation B.E. 2544, on 12 October 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of 31 December 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by means of a non-transferable, extendable one-year promissory note, guaranteed by FIDF. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from 1 July 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of the transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits.

For the six-month periods ended 30 June 2005, the Bank transferred to TAMC sub-quality assets 1 borrower with a gross book value (as of their transfer dates) of Baht 13 million and the estimated total transfer price was Baht 10 million.

For the six-month periods ended 30 June 2006, the Bank did not transfer to TAMC sub-quality assets. The gross book value of the assets before deducting allowance for doubtful accounts until 30 June 2006 was of Baht 14,557 million and the estimated total transfer price up to 30 June 2006 was Baht 10,123 million. As of 30 June 2006, the Bank received promissory notes from TAMC of Baht 10,123 million.

1 July 2006 is the due date for the end of Year 5 in the management of non-performing assets (NPAs) by the Thai Asset Management Corporation (TAMC). By virtue of the Thai Assets Management Corporation Act B.E. 2544 (2001), and under the Asset Transfer Agreement, TAMC and the Bank will have to share profit or loss as a result of NPAs management by TAMC. TAMC, in this regard, has been scheduled to notify to the Bank in writing any profit or loss from NPAs management within 150 days as from 1 July 2006. Any objection by the Bank shall be informed to TAMC within 30 days, from the date of acknowledgement of profit or loss as such. TAMC will settle at the end of Year 10.

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9 TROUBLED DEBT RESTRUCTURING

For each of the six-month periods ended 30 June, the Bank and its subsidiaries engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2006		2005		2006		2005	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring
Debt restructuring contracts that incurred losses	1,193	5,996	1,400	7,526	1,017	4,216	1,162	4,497
Debt restructuring contracts that incurred no losses	7,415	11,382	7,495	12,205	7,311	10,746	7,334	11,521
Total	8,608	17,378	8,895	19,731	8,328	14,962	8,496	16,018

Losses on debt restructuring for each of the six-month periods ended 30 June 2006 and 2005 were as follows:

(Million Baht)

	Consolidated 30 June 2006					
		The Outstanding Debt		Transferred Assets		Loss on Debt Restructuring
Types of Restructuring	Cases	Before Restructuring	After Restructuring	Types	Fair Value	
Transfers of assets	884	2,218	-	Cash, land, premises And investments	1,612	606
Changes of repayment conditions	278	3,551	3,454	-	-	321
Debt restructuring in various forms	31	227	163	Cash, land, premises and investments	39	81
Total	1,193	5,996	3,617		1,651	1,008

(Million Baht)

Consolidated

30 June 2005

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	915	2,937	-	Cash, land, premises and investments	1,865	1,034
Changes of repayment conditions	416	3,957	3,764	-	-	339
Debt restructuring in various forms	69	632	374	Cash, land, premises and investments	191	141
Total	1,400	7,526	4,138		2,056	1,514

(Million Baht)

The Bank

30 June 2006

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	795	1,461	-	Cash, land, premises and investments	973	488
Changes of repayment conditions	194	2,539	2,515	-	-	221
Debt restructuring in various forms	28	216	153	Cash, land, premises and investments	39	80
Total	1,017	4,216	2,668		1,012	789

(Million Baht)

		The Bank				
		30 June 2005				
		The Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	858	2,534	-	Cash, land, premises and investments	1,699	797
Changes of repayment conditions	241	1,351	1,269	-	-	183
Debt restructuring in various forms	63	612	363	Cash, land, premises and investments	184	139
Total	1,162	4,497	1,632		1,883	1,119

The Bank and its subsidiaries measure the expected recoverable amounts of loans restructured by changing repayment conditions by using the present value of future cash flows discounted by the market rate.

The terms of debt restructuring agreements with debts which were restructured by changing the repayment conditions and restructured in various other ways and which resulted in losses on debt restructuring during the six-month periods ended 30 June are as follows:

(Million Baht)

Consolidated

	2006				2005			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt		Before	After	End of		Before	After	End of
restructuring agreements	Cases	Restructuring	Restructuring	Period	Cases	Restructuring	Restructuring	Period
Less than 5 years	198	1,177	1,078	851	282	2,753	2,389	1,535
5 to 10 years	45	1,701	1,683	1,669	103	1,402	1,316	957
Over 10 years	66	900	856	848	100	434	433	378
Total	309	3,778	3,617	3,368	485	4,589	4,138	2,870

(Million Baht)

	The Bank							
	2006				2005			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt		Before	After	End of		Before	After	End of
restructuring agreements	Cases	Restructuring	Restructuring	Period	Cases	Restructuring	Restructuring	Period
Less than 5 years	153	872	803	626	188	1,288	1,025	810
5 to 10 years	34	1,501	1,483	1,474	42	456	388	384
Over 10 years	35	382	382	378	74	219	219	218
Total	222	2,755	2,668	2,478	304	1,963	1,632	1,412

The Bank and its subsidiaries recognized interest income from debt restructuring as follows:

(Million Baht)

	Consolidated			
	For each of the Three-Month Periods Ended 30 June		For each of the Six-Month Periods Ended 30 June	
	2006	2005	2006	2005
Debt restructuring contracts that incurred losses	169	122	329	410

(Million Baht)

	The Bank			
	For each of the Three-Month Periods Ended 30 June		For each of the Six-Month Periods Ended 30 June	
	2006	2005	2006	2005
Debt restructuring contracts that incurred losses	142	85	272	156

The Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank	
	30 June 2006	31 December 2005
Debt restructuring contracts that incurred losses	101	89

The Bank and its subsidiaries had outstanding balances on debtors which were restructured during the period/year as follows:

(Million Baht)

	Consolidated		The Bank	
	30 June 2006	31 December 2005	30 June 2006	31 December 2005
Debt restructuring contracts that incurred losses	3,368	5,378	2,478	2,667
Debt restructuring contracts that incurred no losses	8,674	14,502	8,265	13,800
Total	12,042	19,880	10,743	16,467

The Bank and its subsidiaries had outstanding balances relating to all restructured debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

	Consolidated		The Bank	
	30 June 2006	31 December 2005	30 June 2006	31 December 2005
Debt restructuring contracts that incurred losses	18,488	19,844	18,150	17,074
Debt restructuring contracts that incurred no losses	29,664	30,228	29,114	28,967
Total	48,152	50,072	47,264	46,041

10 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the period/year were as follows:

(Million Baht)

Consolidated

30 June 2006

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the period	5,688	102	205	2,619	14,730	11,423	34,767
Transferred from investments in receivables	-	-	-	-	67	-	67
Doubtful accounts (reversal)	53	60	293	(752)	382	1,225	1,261
Bad debts recovered	-	-	-	-	458	-	458
Bad debts written off	-	-	-	-	(3,227)	-	(3,227)
Others	-	-	-	-	689	-	689
Balance at end of the period	5,741	162	498	1,867	13,099	12,648	34,015

(Million Baht)

Consolidated

31 December 2005

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	5,692	191	761	1,635	18,928	14,182	41,389
Transferred from investments in receivables	-	-	-	-	517	-	517
Doubtful accounts (reversal)	472	(75)	(559)	971	2,699	(2,958)	550
Bad debts recovered	-	-	-	-	955	-	955
Bad debts written off	-	-	-	-	(6,133)	-	(6,133)
Allowance for loans transferred to TAMC	-	-	-	-	4	-	4
Allowance for loans transferred to KBank	(502)	(16)	-	-	(1,716)	(607)	(2,841)
Kasikorn Factoring Co., Ltd*	26	2	3	13	33	6	83
Others	-	-	-	-	(557)	800	243
Balance at end of the year	5,688	102	205	2,619	14,730	11,423	34,767

*As of 31 December 2005 , allowance for receivables of Kasikorn Factoring Co., Ltd. has been classified under BoT regulations.

(Million Baht)

The Bank

30 June 2006

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the period	5,728	97	202	2,606	9,304	8,784	26,721
Transferred from investments in Receivables	-	-	-	-	61	-	61
Doubtful accounts (reversal)	72	58	286	(755)	194	1,660	1,515
Bad debt recovered	-	-	-	-	458	-	458
Bad debt written off	-	-	-	-	(2,465)	-	(2,465)
Others	-	-	-	-	524	-	524
Balance at end of the period	5,800	155	488	1,851	8,076	10,444	26,814

(Million Baht)

	The Bank						
	31 December 2005						
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	5,175	100	761	1,635	11,831	9,866	29,368
Transferred from investments in receivables	-	-	-	-	517	-	517
Doubtful accounts (reversal)	553	(3)	(559)	971	1,179	(1,082)	1,059
Bad debt recovered	-	-	-	-	955	-	955
Bad debt written off	-	-	-	-	(5,108)	-	(5,108)
Allowance for loans transferred to TAMC	-	-	-	-	4	-	4
Others	-	-	-	-	(74)	-	(74)
Balance at end of the year	5,728	97	202	2,606	9,304	8,784	26,721

11 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in the revaluation allowance for debt restructuring during the period/year were as follows:

(Million Baht)

	Consolidated		The Bank	
	30 June 2006	31 December 2005	30 June 2006	31 December 2005
Balance at beginning of the period/year	2,672	4,878	2,355	2,297
Increase	412	552	385	432
Decrease due to writing off	(237)	(665)	(237)	(665)
Transfer on loan disposal	-	(1,257)	-	-
Change of classification	(119)	(464)	132	355
Amortization to interest income	(76)	(372)	(37)	(64)
Others	(552)	-	(552)	-
Balance at end of the period/year	2,100	2,672	2,046	2,355

12 PROPERTIES FORECLOSED

Properties foreclosed consisted of:

(Million Baht)

	Consolidated			
	30 June 2006			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	19,984	2,045	(2,776)	19,253
1.2 Movable assets	28	-	-	28
Total	20,012	2,045	(2,776)	19,281
2. Others	752	-	(61)	691
Total Foreclosed Properties	20,764	2,045	(2,837)	19,972
Less Allowances for impairment	(3,301)	(216)	753	(2,764)
Total Foreclosed Properties – net	17,463	1,829	(2,084)	17,208

(Million Baht)

	Consolidated			
	31 December 2005			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	20,263	5,139	(5,418)	19,984
1.2 Movable assets	28	-	-	28
Total	20,291	5,139	(5,418)	20,012
2. Others	926	-	(174)	752
Total Foreclosed Properties	21,217	5,139	(5,592)	20,764
Less Allowances for impairment	(3,820)	(381)	900	(3,301)
Total Foreclosed Properties – net	17,397	4,758	(4,692)	17,463

(Million Baht)

Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
	The Bank 30 June 2006			
1. Assets acquired from debt repayment				
1.1 Immovable assets	15,036	1,543	(2,141)	14,438
1.2 Movable assets	28	-	-	28
Total	15,064	1,543	(2,141)	14,466
2. Others	161	-	(47)	114
Total Foreclosed Properties	15,225	1,543	(2,188)	14,580
Less Allowances for impairment	(2,622)	(174)	460	(2,336)
Total Foreclosed Properties - net	12,603	1,369	(1,728)	12,244

(Million Baht)

Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
	The Bank 31 December 2005			
1. Assets acquired from debt repayment				
1.1 Immovable assets	15,797	3,478	(4,239)	15,036
1.2 Movable assets	28	-	-	28
Total	15,825	3,478	(4,239)	15,064
2. Others	246	-	(85)	161
Total Foreclosed Properties	16,071	3,478	(4,324)	15,225
Less Allowances for impairment	(3,336)	(63)	777	(2,622)
Total Foreclosed Properties - net	12,735	3,415	(3,547)	12,603

mw

13 CLASSIFIED ASSETS

Assets of the Bank and its subsidiaries classified as investments, loans and accrued interest receivable (including financial institutions), properties foreclosed and other assets were categorized by quality in compliance with the BoT regulations, taking into account analyses of each loan and appraisal of the financial standing of each borrower,were as follows:

(Million Baht)

	Consolidated				
	30 June 2006				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	577,354	-	-	577,354
Special Mention	-	8,012	-	-	8,012
Sub-Standard	-	7,755	-	-	7,755
Doubtful	-	11,711	-	-	11,711
Doubtful of Loss	3,307	35,410	1,569	305	40,591
Total	3,307	640,242	1,569	305	645,423

(Million Baht)

	Consolidated				
	31 December 2005				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	571,646	-	-	571,646
Special Mention	-	5,039	-	-	5,039
Sub-Standard	-	4,515	-	-	4,515
Doubtful	-	12,110	-	-	12,110
Doubtful of Loss	3,526	40,395	1,712	773	46,406
Total	3,526	633,705	1,712	773	639,716

(Million Baht)

	The Bank				
	30 June 2006				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	583,695	-	-	583,695
Special Mention	-	7,674	-	-	7,674
Sub-Standard	-	7,708	-	-	7,708
Doubtful	-	11,678	-	-	11,678
Doubtful of Loss	3,193	23,593	1,223	275	28,284
Total	3,193	634,348	1,223	275	639,039

(Million Baht)

	The Bank				
	31 December 2005				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	577,862	-	-	577,862
Special Mention	-	4,817	-	-	4,817
Sub-Standard	-	4,504	-	-	4,504
Doubtful	-	12,083	-	-	12,083
Doubtful of Loss	3,405	28,156	1,402	745	33,708
Total	3,405	627,422	1,402	745	632,974

14 PREMISES AND EQUIPMENT

Changes in premises and equipment for the six-month period ended 30 June 2006 and 2005 are summarized as follows:

(Million Baht)

Consolidated

30 June 2006

	Change of Cost							Change of Accumulated Depreciation						Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Land																		
Cost	2,945	16	-	-	-	-	2,961	-	-	-	-	-	-	449	-	449	2,496	2,512
Revalued cost	6,127	-	-		-	-	6,127	-	-	-	-	-	-	-	-	-	6,127	6,127
Building																		
Cost	9,490	1	16	-	-	-	9,507	3,524	100	-	-	-	3,624	250	-	250	5,716	5,633
Revalued cost	6,967	-	-	-	-	-	6,967	3,070	71	-	-	-	3,141	-	-	-	3,897	3,826
Equipment	12,748	11	569	-	(74)	(9)	13,245	10,194	342	-	(70)	(4)	10,462	-	-	-	2,554	2,783
Others	712	666	3	-	(5)	(588)	788	61	9	-	(1)	-	69	-	-	-	651	719
Total	38,989	694	588	-	(79)	(597)	39,595	16,849	522	-	(71)	(4)	17,296	699	-	699	21,441	21,600

(Million Baht)

Consolidated

30 June 2005

	Change of Cost							Change of Accumulated Depreciation						Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Land																		
Cost	2,945	-	-	-	-	-	2,945	-	-	-	-	-	-	483	(34)	449	2,462	2,496
Revalued cost	5,957	-	-	170	-	-	6,127	-	-	-	-	-	-	-	-	-	5,957	6,127
Building																		
Cost	9,316	-	140	-	-	-	9,456	3,322	104	47	-	(1)	3,472	334	(81)	253	5,660	5,731
Revalued cost	4,887	-	-	2,080	-	-	6,967	2,082	71	795	-	-	2,948	-	-	-	2,805	4,019
Equipment	11,955	1	610	-	(85)	(156)	12,325	9,777	324	-	(84)	(137)	9,880	1	(1)	-	2,177	2,445
Others	734	574	3	-	(1)	(748)	562	48	7	-	(1)	3	57	-	-	-	686	505
Total	35,794	575	753	2,250	(86)	(904)	38,382	15,229	506	842	(85)	(135)	16,357	818	(116)	702	19,747	21,323

Depreciation presented in the statement of income of the Bank and its subsidiaries for each of the six-month periods ended 30 June 2006 and 2005 amounted to Baht 522 million and Baht 506 million, respectively (including depreciation on building revaluation of Baht 71 million and Baht 71 million, respectively). As of 30 June 2006 and 31 December 2005, premises and equipment with an original cost of Baht 8,124 million and Baht 7,997 million, respectively, were fully depreciated but still in use.

(Million Baht)

The Bank

30 June 2006

	Change of Cost							Change of Accumulated Depreciation						Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Land																		
Cost	2,851	16	-	-	-	-	2,867	-	-	-	-	-	-	431	-	431	2,420	2,436
Revalued cost	6,127	-	-		-	-	6,127	-	-	-	-	-	-	-	-	-	6,127	6,127
Building																		
Cost	8,847	-	12	-	-	-	8,859	3,369	89	-	-	-	3,458	159	-	159	5,319	5,242
Revalued cost	6,967	-	-	-	-	-	6,967	3,070	71	-	-	-	3,141	-	-	-	3,897	3,826
Equipment	12,617	1	572	-	(65)	(8)	13,117	10,150	334	-	(61)	(4)	10,419	-	-	-	2,467	2,698
Others	577	645	-	-	-	(581)	641	-	-	-	-	-	-	-	-	-	577	641
Total	37,986	662	584	-	(65)	(589)	38,578	16,589	494	-	(61)	(4)	17,018	590	-	590	20,807	20,970

(Million Baht)

The Bank

30 June 2005

	Change of Cost							Change of Accumulated Depreciation						Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Land																		
Cost	2,851	-	-	-	-	-	2,851	-	-	-	-	-	-	465	(34)	431	2,386	2,420
Revalued cost	5,957	-	-	170	-	-	6,127	-	-	-	-	-	-	-	-	-	5,957	6,127
Building																		
Cost	8,673	-	140	-	-	-	8,813	3,188	94	47	-	-	3,329	240	(81)	159	5,245	5,325
Revalued cost	4,887	-	-	2,080	-	-	6,967	2,082	71	795	-	-	2,948	-	-	-	2,805	4,019
Equipment	11,914	-	600	-	(77)	(156)	12,281	9,745	322	-	(75)	(146)	9,846	1	(1)	-	2,168	2,435
Others	659	433	-	-	-	(747)	345	-	-	-	-	-	-	-	-	-	659	345
Total	34,941	433	740	2,250	(77)	(903)	37,384	15,015	487	842	(75)	(146)	16,123	706	(116)	590	19,220	20,671

Depreciation presented in the statement of income of the Bank for each of the six-month periods ended 30 June 2006 and 2005 amounted to Baht 494 million and Baht 487 million, respectively (including depreciation on building revaluation of Baht 71 million and Baht 71 million, respectively). As of 30 June 2006 and 31 December 2005, premises and equipment with an original cost of Baht 8,065 million and Baht 7,912 million, respectively, were fully depreciated but still in use.

15 INTANGIBLE ASSETS

Changes in intangible assets for the six-month period ended 30 June 2006 and 2005 are summarized as follows:

(Million Baht)

Consolidated

30 June 2006

	Change of Cost				Change of Accumulated Amortization				Change of Allowance for Impairment			Book Value	
	Beginning Balance	Increase	Transfer out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Leasehold	882	38	(1)	919	463	24	(1)	486	-	-	-	419	433
Application software	5,152	733	(271)	5,614	2,076	242	(1)	2,317	54	-	54	3,022	3,243
Goodwill	1,436	-	-	1,436	(18)	71	-	53	-	-	-	1,454	1,383
Others	12	-	-	12	7	3	-	10	-	-	-	5	2
Total	7,482	771	(272)	7,981	2,528	340	(2)	2,866	54	-	54	4,900	5,061

(Million Baht)

Consolidated

30 June 2005

	Change of Cost				Change of Accumulated Amortization				Change of Allowance for Impairment			Book Value	
	Beginning Balance	Increase	Transfer out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Leasehold	830	51	(2)	879	417	25	(4)	438	-	-	-	413	441
Application softwares	4,539	384	(209)	4,714	1,769	179	(87)	1,861	175	(121)	54	2,595	2,799
Goodwill	436	-	-	436	(74)	21	-	(53)	-	-	-	510	489
Others	5	5	-	10	-	6	-	6	-	-	-	5	4
Total	5,810	440	(211)	6,039	2,112	231	(91)	2,252	175	(121)	54	3,523	3,733

Amortization presented in the statement of income of the Bank and its subsidiaries for each of the six-month periods ended 30 June 2006 and 2005 amounted to Baht 340 million and Baht 231 million, respectively. As of 30 June 2006 and 31 December 2005, intangible assets with an original cost of Baht 1,129 million and Baht 1,079 million, respectively, were fully amortized but still in use.

(Million Baht)

The Bank

30 June 2006

	Change of Cost				Change of Accumulated Amortization				Change of Allowance for Impairment			Book Value	
	Beginning Balance	Increase	Transfer Out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Leasehold	882	38	(1)	919	463	24	(1)	486	-	-	-	419	433
Application software	5,077	727	(271)	5,533	2,038	236	(1)	2,273	54	-	54	2,985	3,206
Total	5,959	765	(272)	6,452	2,501	260	(2)	2,759	54	-	54	3,404	3,639

(Million Baht)

The Bank

30 June 2005

	Change of Cost				Change of Accumulated Amortization				Change of Allowance for Impairment			Book Value	
	Beginning Balance	Increase	Transfer Out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Leasehold	830	51	(2)	879	417	25	(4)	438	-	-	-	413	441
Application softwares	4,492	380	(207)	4,665	1,741	176	(88)	1,829	175	(121)	54	2,576	2,782
Total	5,322	431	(209)	5,544	2,158	201	(92)	2,267	175	(121)	54	2,989	3,223

Amortization presented in the statement of income of the Bank for each of the six-month periods ended 30 June 2006 and 2005 amounted to Baht 260 million and Baht 201 million, respectively. As of 30 June 2006 and 31 December 2005, intangible assets with an original cost of Baht 1,109 million and Baht 1,060 million, respectively, were fully amortized but still in use.

16 DEPOSITS

Deposits were classified as follows:

1. Classified by Type of Deposits

(Million Baht)

	Consolidated		The Bank	
	30 June 2006	31 December 2005	30 June 2006	31 December 2005
Current	38,363	39,702	38,493	39,962
Savings	339,122	390,021	339,370	390,891
Term				
- Less than 6 months	183,153	190,220	183,154	190,220
- 6 months and less than 1 year	73,383	17,408	73,443	17,408
- 1 year and over 1 year	51,328	51,171	51,328	51,171
Total	685,349	688,522	685,788	689,652

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	30 June 2006	31 December 2005	30 June 2006	31 December 2005
Within 1 year	677,560	678,980	677,999	680,110
Over 1 year	7,789	9,542	7,789	9,542
Total	685,349	688,522	685,788	689,652

3. Classified by Currencies and Residency of Depositors

(Million Baht)

	Consolidated					
	30 June 2006			31 December 2005		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	665,265	15,984	681,249	668,628	16,169	684,797
US Dollars	3,361	134	3,495	3,068	114	3,182
Other currencies	567	38	605	487	56	543
Total	669,193	16,156	685,349	672,183	16,339	688,522

(Million Baht)

	The Bank					
	30 June 2006			31 December 2005		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	665,704	15,984	681,688	669,758	16,169	685,927
US Dollars	3,361	134	3,495	3,068	114	3,182
Other currencies	567	38	605	487	56	543
Total	669,632	16,156	685,788	673,313	16,339	689,652

17 INTERBANK AND MONEY MARKET ITEMS (LIABILITIES)

Interbank and money market items (liabilities) consisted of:

(Million Baht)

	Consolidated					
	30 June 2006			31 December 2005		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	-	8,427	8,427	-	8,087	8,087
Commercial banks	1,495	3	1,498	1,205	520	1,725
Other banks	313	-	313	101	-	101
Finance, securities and credit foncier companies	2,753	26	2,779	2,989	1,260	4,249
Other financial institutions	938	3,144	4,082	658	4,246	4,904
Total Domestic	5,499	11,600	17,099	4,953	14,113	19,066
2. Foreign						
US Dollars	156	-	156	42	-	42
Yen	-	-	-	55	-	55
Euro	78	-	78	-	-	-
Other currencies	327	-	327	345	-	345
Total Foreign	561	-	561	442	-	442
Total Domestic and Foreign	6,060	11,600	17,660	5,395	14,113	19,508

(Million Baht)

	The Bank					
	30 June 2006			31 December 2005		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	-	8,427	8,427	-	8,087	8,087
Commercial banks	1,495	3	1,498	1,066	400	1,466
Other banks	313	-	313	101	-	101
Finance, securities and credit foncier companies	2,753	496	3,249	2,989	1,260	4,249
Other financial institutions	938	3,144	4,082	658	4,246	4,904
Total Domestic	5,499	12,070	17,569	4,814	13,993	18,807
2. Foreign						
US Dollars	156	-	156	42	-	42
Yen	-	-	-	55	-	55
Euro	78	-	78	-	-	-
Other currencies	327	-	327	345	-	345
Total Foreign	561	-	561	442	-	442
Total Domestic and Foreign	6,060	12,070	18,130	5,256	13,993	19,249

18 SHORT-TERM BORROWINGS

The Bank has issued short-term unsubordinated debentures in name certificate without security and not convertible, without debenture holder representative in Thai Baht currency not exceeding Baht 50,000 million, with a maturity of no more than 270 days in order to allow the Bank better flexibility and a wider variety of administration of its funding structure and to expand the investment alternatives to the public and/or depositors of the Bank.

Short-term borrowings consisted of :

(Million Baht)

	Consolidated and The Bank					
	30 June 2006			31 December 2005		
Project	Maturity(Days)	Interest Rate (%)	Amount	Maturity(Days)	Interest Rate (%)	Amount
1/2548	27-270	4.30-5.20	8,159	123-270	4.11-4.46	6,328
2/2548	270	4.70-5.13	2,430	90	3.25	488
1/2549	89-185	4.65-5.10	3,348			-
Total			13,937			6,816

19 LONG-TERM BORROWINGS

Long-term borrowings consisted of:

(Million Baht)

	Consolidated and The Bank					
	30 June 2006			31 December 2005		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Subordinated Debentures	-	7,606	7,606	-	8,170	8,170
Subordinated Debentures						
KASIKORNBANK Plc. No.3	12,000	-	12,000	12,000	-	12,000
Total	12,000	7,606	19,606	12,000	8,170	20,170

SUBORDINATED DEBENTURES

The Board of Directors in its meeting on 25 July 1996 approved the issuance of US$ 200 million of unsecured subordinated debentures, having a face value of US$ 100,000 each, with a twenty-year maturity offered at a price of US$ 98,997 each on 21 August 1996 and carrying an 8.25 percent coupon rate payable semi-annually.

SUBORDINATED DEBENTURES NO.3

The Board of Directors in its meeting on 25 September 2003 approved the issuance of these Subordinated Debentures in name certificate without security and not convertible, having debenture holder representative in Thai Baht currency not exceeding Baht 12,000 million, with a maturity of no more than 10 years in order to raise long-term funding a reasonable cost, to efficiently manage the interest rate risk and liquidity risk, as well as to strengthen the status of the Banks tier two capital funds. On 16 October 2003, the Bank issued the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED No.3 Due A.D. 2013 in the amount of Baht 12,000 million, with a ten-year maturity. In accordance with certain terms and conditions and with the approval of the Bank of Thailand, the Bank may redeem the debentures before maturity as follows: (1) on the fifth anniversary of the issue date or any subsequent interest payment date after the fifth anniversary of the issue date; or (2) if the Bank can demonstrate that interest payments under the Debentures are no longer, or will no longer be, deductible as an expense for income tax purposes; or (3) in any other case as may be later stipulated by the Bank of Thailand. The debentures bear interest at the fixed interest rate for the first five years of 3.75 % per annum and the fixed interest rate for the second five years of 4.25 % per annum. Interest is payable quarterly.

20 WARRANTS

A resolution was passed by the Extraordinary Meeting of Shareholders held on 11 August 1999 authorizing (i) the issuance and offering for sale of 50,000,000 units of warrants for ordinary shares of the Bank to the Bank's employees, except for directors, under a three-year scheme and (ii) allocating 50,000,000 new ordinary shares from the increase of the authorized share capital, with a par value of Baht 10 each, to support the exercise of the warrants for ordinary shares of the Bank to be issued and offered for sale to Bank employees, except for directors, under the above scheme.

Warrants issued to Bank employees (except directors) consisted of:

Details of Warrants	Phase 1	Phase 2	Phase 3
1. Offering date	1 – 31 August 2000	7 – 28 December 2001	2 – 30 December 2002
2. Maturity	five-year and four-month	five-year and one-day	five-year
3. Offering price	zero Baht	zero Baht	zero Baht
4. Right to exercise	1 warrant : 1 ordinary share	1 warrant : 1 ordinary share	1 warrant : 1 ordinary share
5. Exercise price	30 Baht	30 Baht	27.82 Baht
6. Exercise date (every last business day)	June and December	June and December	March , June , September and December
7. Term of exercise period	28 Dec. 2001 – 30 Dec.2005	30 Dec. 2002 – 29 Dec. 2006	30 Dec. 2003 – 30 Dec. 2007
8. Total offered	18,500,000 units	5,000,000 units	26,500,000 units
9. Total allocated	15,612,600 units	3,962,500 units	26,490,560 units
10. Total allocated and accepted	15,586,300 units	3,885,300 units	26,048,380 units

				Number of Unit
The movements of warrants during the year	Phase 1	Phase 2	Phase 3	Total
Beginning balance as of 1 January 2005	4,638,600	1,667,500	18,692,254	24,998,354
Less Exercised	(4,307,660)	(824,680)	(6,161,060)	(11,293,400)
Less Exercise right terminated by employee's retirement	(71,640)	(31,300)	(448,326)	(551,266)
Less Exercise right expired	(259,300)	-	-	(259,300)
Ending balance as of 31 December 2005	-	811,520	12,082,868	12,894,388
Less Exercised	-	(19,840)	(733,326)	(753,166)
Less Exercise right terminated by employee's retirement	-	(51,100)	(322,742)	(373,842)
Ending balance as of 30 June 2006	-	740,580	11,026,800	11,767,380

21 SHARE CAPITAL AND EARNINGS PER SHARE

The calculation of basic earnings per share for the three-month and six-month periods ended 30 June 2006 was based on profit attributable to ordinary shareholders of Baht 3,545 million and Baht 7,160 million, respectively (2005: Baht 3,849 million and Baht 7,692 million, respectively) and the weighted average number of ordinary shares outstanding during the period for the three-month and six-month periods ended 30 June 2006 of 2,381,535,644 shares and 2,380,926,617 shares, respectively (2005: 2,370,677,239 shares and 2,369,941,655 shares, respectively)

	Share capital		Consolidated and The Bank Number of the weighted average number of ordinary shares (Shares)			
	Shares	Amount (Million Baht)	For the Three-Month Periods Ended 30 June		For the Six-Month Periods Ended 30 June	
			2006	2005	2006	2005
Issued ordinary shares as of 1 January 2005	2,363,624,537	23,636		2,363,624,537		2,363,624,537
Add:						
- The Bank registered the change in its paid-up share capital as a result of the increases in paid-up capital from the exercise of warrants for ordinary shares which were issued and offered for sale to Bank employees (except for directors)						
2005						
11 January :	6,270,030	63		6,270,030		5,923,620
1 April :	879,298	9		782,672		393,498
Issued ordinary shares as of 30 June 2005	2,370,773,865	23,708				
Issued ordinary shares as of 1 January 2006	2,373,293,667	23,733	2,373,293,667		2,373,293,667	
2006						
11 January :	7,894,300	79	7,894,300		7,458,151	
11 April :	390,600	4	347,677		174,799	
Issued ordinary shares as of 30 June 2006	2,381,578,567	23,816				
Weighted average number of ordinary shares as of 30 June			2,381,535,644	2,370,677,239	2,380,926,617	2,369,941,655

22 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) were calculated from the financial statements of the Bank and include the risk assets of the Bank's subsidiary asset management companies as follows:

(Million Baht)

	30 June 2006	31 December 2005
Tier 1 Capital		
Issued and fully paid up share capital, premiums on share capital, warrants and premiums on warrants	41,710	41,470
Legal reserves	1,470	770
Net income after appropriation	22,702	20,068
Total Tier 1 Capital	65,882	62,308
Tier 2 Capital		
Surplus on land revaluation	4,288	4,288
Surplus on premises revaluation	1,911	1,947
Surplus on marketable equity securities revaluation	117	134
Provision for normal assets	5,788	5,748
Subordinated debentures	19,568	20,132
Total Tier 2 Capital	31,672	32,249
Total Capital Requirements	97,554	94,557

The BoT's regulations requires that banks registered in Thailand maintain a ratio of capital funds to assets and contigencies of not less than 8.5% and that tier-1 capital must not be less than 4.25% of such assets and contigencies. Capital adequacy ratios maintained by the Bank were as follows:

	Percentage	
	30 June 2006	31 December 2005
Total Capital Requirements	15.51	14.47
Tier-1 Capital	10.47	9.53

23 LEGAL RESERVE

According to The Public Company Act, the Bank has to allocate at least 5 percent of its net income for the year, less accumulated net loss (if any), to capital reserves until this reserved capital is not less than 10 percent of authorized share capital, and under the provisions of the Civil and Commercial Code of Thailand, subsidiary companies are required to set aside as a legal reserve at least 5 percent of its net income each time a dividend is declared until the reserve reaches 10 percent of authorized share capital. The reserve is not available for dividend distribution.

24 DIVIDEND PAYMENTS

On 7 April 2006, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2005 at the rate of Baht 1.25 per share, totaling Baht 2,976 million, which was paid on 18 April 2006.

On 8 April 2005, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2004 at the rate of Baht 1 per share, totaling Baht 2,370 million, which was paid on 18 April 2005.

25 BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL)

Bad debt and doubtful accounts (reversal) consisted of:

(Million Baht)

	Consolidated			
	For each of the Three-Month Periods Ended 30 June		For each of the Six-Month Periods Ended 30 June	
	2006	2005	2006	2005
General customers	779	(105)	1,261	(226)
Financial institutions	(21)	60	(12)	71
Total	758	(45)	1,249	(155)

(Million Baht)

	The Bank			
	For each of the Three-Month Periods Ended 30 June		For each of the Six-Month Periods Ended 30 June	
	2006	2005	2006	2005
General customers	864	39	1,515	160
Financial institutions	(21)	60	(12)	71
Total	843	99	1,503	231

26 LOSS ON DEBT RESTRUCTURING

Loss on debt restructuring consisted of:

(Million Baht)

	Consolidated			
	For each of the Three-Month Periods Ended 30 June		For each of the Six-Month Periods Ended 30 June	
	2006	2005	2006	2005
Net present value of cash flows lower than investments in receivables (reversal for non-performing restructured loans)	164	115	412	(122)
Transferred assets lower than investments in receivables	392	581	704	1,212
Total	556	696	1,116	1,090

(Million Baht)

	The Bank			
	For each of the Three-Month Periods Ended 30 June		For each of the Six-Month Periods Ended 30 June	
	2006	2005	2006	2005
Net present value of cash flows lower than investments in receivables (reversal for non-performing restructured loans)	161	89	385	(168)
Transferred assets lower than investments in receivables	286	529	512	863
Total	447	618	897	695

27 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral consisted of:

(Million Baht)

	Consolidated and The Bank	
	30 June 2006	31 December 2005
Deposits	137	79
Government bonds	9,548	6,719
State enterprise bonds	3,639	3,252
Foreign bonds	153	2,835
Total	13,477	12,885

The Bank has pledged these assets as collateral for derivatives, for electricity consumption, for court collateral and for repurchase agreements.

28 CONTINGENCIES

Contingencies consisted of:

(Million Baht)

	Consolidated					
	30 June 2006			31 December 2005		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	401	-	401	505	-	505
Letters of indemnity-borrowing	9	145	154	2	241	243
Other guarantees	46,059	7,449	53,508	41,799	5,872	47,671
Letters of credit	1,271	17,525	18,796	1,187	12,440	13,627
Exchange rate agreements						
Purchase agreements	22,664	152,026	174,690	15,495	144,618	160,113
Sale agreements	13,354	262,476	275,830	9,315	256,004	265,319
Interest rate agreements						
Purchase agreements	132,811	61,857	194,668	83,787	34,422	118,209
Sale agreements	132,811	59,767	192,578	83,787	30,936	114,723
Credit Default Swap	-	1,529	1,529	-	5,955	5,955
Unused credit line of overdraft	114,869	-	114,869	116,263	-	116,263
Others	600	5,847	6,447	774	6,298	7,072
Total	464,849	568,621	1,033,470	352,914	496,786	849,700

(Million Baht)

	The Bank					
	30 June 2006			31 December 2005		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	401	-	401	505	-	505
Letters of indemnity-borrowing	9	145	154	2	241	243
Other guarantees	46,062	7,340	53,402	41,787	5,748	47,535
Letters of credit	1,271	17,525	18,796	1,187	12,440	13,627
Exchange rate agreements						
Purchase agreements	22,664	152,026	174,690	15,495	144,618	160,113
Sale agreements	13,354	262,476	275,830	9,315	256,004	265,319
Interest rate agreements						
Purchase agreements	132,811	61,857	194,668	83,787	34,422	118,209
Sale agreements	132,811	59,767	192,578	83,787	30,936	114,723
Credit Default Swap	-	1,529	1,529	-	5,955	5,955
Unused credit line of overdraft	114,869	-	114,869	116,263	-	116,263
Others	571	5,847	6,418	774	6,298	7,072
Total	464,823	568,512	1,033,335	352,902	496,662	849,564

Under normal business operations, the Bank is a defendant in various litigation against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 13,553 million and Baht 9,198 million as of 30 June 2006 and 31 December 2005, respectively. The Management believes that any liability resulting from this litigation will not be material to the Bank's financial position or on the results of operations.

29 RELATED PARTY TRANSACTIONS

1. Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, holds 10% or more of their paid-up capital are summarized as follows:

(Million Baht)

	Consolidated	
	30 June 2006 End of Period	31 December 2005 End of Year
Loans		
1. Executive officers	23	23
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital[1]	1,113	1,127
Total	1,136	1,150
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital	107	51
Total	107	51

(Million Baht)

	The Bank	
	30 June 2006 End of Period	31 December 2005 End of Year
Loans		
1. Executive officers	23	23
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital[1]	19,028	15,401
Total	19,051	15,424
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital	140	61
Total	140	61

[1] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

2. Related Party

Relationships between the Bank and other business entities where control exists consisted of:

Company Name	Type of Relationship	% Shareholding 30 June 2006	31 December 2005	Type of share	Type of Business
Phethai Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Ploy Asset Management Co., Ltd.*	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Progress Land and Buildings Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Property Development
Kasikorn Factoring Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Lending
Kasikorn Research Center Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Gunpai Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Software Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Kasikorn Leasing Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Lending
Kasikorn Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Mutual Fund Management
Progress Storage Co., Ltd.	Subsidiary	99.98%	99.98%	Ordinary share	Service
Kasikorn Securities Public Co., Ltd.	Subsidiary	99.98%	99.98%	Ordinary share	Securities Business
Progress Service Support	Subsidiary	99.98%	-	Ordinary share	Service
Progress Service Co., Ltd.	Subsidiary	99.97%	99.97%	Ordinary share	Service
Progress H R Co., Ltd.	Subsidiary	99.93%	99.93%	Ordinary share	Service
Progress Appraisal Co., Ltd.	Subsidiary	99.84%	99.84%	Ordinary share	Service

* Company is in the process of liquidation.

3. Significant transactions occurring between the Bank and related parties are summarized as follows:

		(Million Baht)
	The Bank	
	June 30, 2006	31 December 2005
Loans		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.		
Beginning balance	8,925	7,440
Addition (deduction)	(1,195)	1,485
Ending balance	7,730	8,925
- Ploy Asset Management Co., Ltd.		
Beginning balance	-	5,665
Deductions	-	(5,665)
Ending balance	-	-
Accrued interest receivables		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	23	13
Deposits		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	32	71
- Ploy Asset Management Co., Ltd.	33	33

		(Million Baht)
	The Bank	
	For Each of the Three-Month Periods Ended 30 June	
	2006	2005
	(Unaudited) (Reviewed)	
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	74	19

	(Million Baht)	
	The Bank	
	For Each of the Six-Month Periods Ended 30 June	
	2006	2005
	(Audited)	
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	130	39
- Ploy Asset Management Co., Ltd.	-	12

In March 2005, Ploy Asset Management Company Limited sold its entire assets to the Bank and Phethai Asset Management Company Limited on a mutually agreed basis as follows:

Assets sold to the Bank

(Million Baht)

Type of Assets of Ploy - AMC	Cost	Allowance for Doubtful Accounts	Book Value	Selling Price
Pass and Special mention loans	5,599	2,382	3,217	3,215

Assets sold to the Phethai - AMC

(Million Baht)

Type of Assets of Ploy - AMC	Cost	Allowance for Doubtful Accounts	Book Value	Selling Price
Investment in receivables	3,338	1,986	1,352	1,352
Doubtful loans (Non-performing loans)	2,429	1,715	714	678
Properties foreclosed	3,219	243	2,976	3,014
Other assets	33	-	33	33
Total	9,019	3,944	5,075	5,077

Ploy AMC registered its discontinuance of operation with the Ministry of Commerce on 30 June 2005 and is under the liquidation process.

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit, pledged as collateral. As of 30 June 2006 and 31 December 2005 the pledged deposits were Baht 32 million and Baht 71 million, respectively.

As at 30 June 2006 and 31 December 2005, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as normal loans, amounting to Baht 78 million and Baht 89 million, respectively.

Income and expenses shared between the Bank, Phethai Asset Management Company Limited and Ploy Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

The Bank has provided an allowance for doubtful accounts for related business entities using the same method as for general customers and in accordance with the BoT regulations.

4. Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business or the price as stipulated in the agreement, are as follows:

4.1 Assets, liabilities and contingencies shared between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	30 June 2006	31 December 2005	30 June 2006	31 December 2005
Loans				
Subsidiary Companies				
- Kasikorn Factoring Co., Ltd.	-	-	3,480	2,385
- Kasikorn Leasing Co., Ltd.	-	-	6,705	2,965
Other Assets				
Subsidiary Companies				
- Kasikorn Asset Management Co., Ltd.	-	-	24	23
- Kasikorn Leasing Co., Ltd.	-	-	13	10
Deposits				
Subsidiary Companies				
- Kasikorn Research Center Co., Ltd.	-	-	15	18
- Progress Appraisal Co., Ltd.	20	31	20	31
- Progress Land and Buildings Co., Ltd.	-	-	109	89
- Progress Software Co., Ltd.	33	23	33	23
- Progress Plus Co., Ltd.	22	13	22	13
- Progress Facilities Management Co., Ltd.	16	19	16	19
- Progress Service Co., Ltd.	18	24	18	24

(Million Baht)

	Consolidated		The Bank	
	30 June 2006	31 December 2005	30 June 2006	31 December 2005
Deposits				
Subsidiary Companies				
- Progress Management Co., Ltd.	15	13	15	13
- Kasikorn Factoring Co., Ltd.	-	-	124	110
- Progress Gunpai Co., Ltd.	85	78	85	78
- Progress Storage Co., Ltd.	10	15	10	15
- Kasikorn Leasing Co., Ltd.	-	-	96	231
- Kasikorn Asset Management Co., Ltd.	-	-	14	21
Associated Companies				
- Processing Center Co., Ltd.	32	38	32	38
Interbank and Money Market Items (Liabilities)				
Subsidiary Company				
- Kasikorn Securities Public Co., Ltd.	-	-	48	518
Other Liabilities				
Subsidiary Companies				
- Progress Software Co., Ltd.	52	33	52	33
- Progress Plus Co., Ltd.	11	19	11	19
- Progress Appraisal Co., Ltd.	10	9	10	9
Contingencies				
Associated Companies				
- E.S. Industry Co., Ltd.	16	16	16	16

Certain subsidiaries and associated companies have entered into 2-year building lease agreements. Rentals are charged at cost. As of 30 June 2006 and 31 December 2005, the Bank and its related parties have rental agreements with remaining tenures amounting to Baht 1 million and Baht 1 million, respectively.

For the year 2005, the Bank had sold government bonds to Kasikorn Securities Public Co., Ltd in the amount of Baht 3,170 million. In addition, for the second quarter of 2006 Kasikorn Securities Public Co., Ltd. invested in promissory notes of the Bank in the amount of Bath 470 million.

4.2 Revenue and expenses occurring between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	For Each of the Three-Month Periods Ended June 30		For Each of the Three-Month Periods Ended June 30	
	2006	2005	2006	2005
Subsidiary Companies				
Revenue:				
Interest income	-	-	135	15
Dividend income	-	33	268	33
Fee income	-	-	73	47
Other income	-	-	11	-
Expenses:				
Personnel expenses	-	-	25	-
Other expenses	360	264	376	278
Associated Companies				
Expenses:				
Other expenses	11	12	11	12

(Million Baht)

	Consolidated		The Bank	
	For Each of the Six-Month Periods Ended June 30		For Each of the Six-Month Periods Ended June 30	
	2006	2005	2006	2005
Subsidiary Companies				
Revenue:				
Interest income	-	-	226	29
Dividend income	-	33	268	185
Fee income	-	1	135	87
Other income	6	6	21	11
Expenses:				
Personnel expenses	-	-	51	-
Other expenses	618	463	648	489
Interest expense	-	-	10	-
Associated Companies				
Expenses:				
Other expenses	23	21	23	21

4.3 Assets, liabilities and contingencies shared between the Bank and other business entities in which the directors, key executive officers and close members of their families have significant influence were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	30 June 2006	31 December 2005
Loans		
- Charoen Pokhaphand Food Public Co., Ltd.	1,082	1,032
- Quality House Public Co., Ltd.	959	270
- Bangkok Glass Industry Co., Ltd.	428	592
- Siam Container Pipe Co., Ltd.	227	227
- Thanakorn Vegetable Oil Products Co., Ltd.	52	272
- Loxley Public Co., Ltd.	43	156
- Manager Media Group Public Co., Ltd.	35	35
- Jutha Maritime Public Co., Ltd.	10	9
- Siam Food Products Public Co., Ltd.	2	26
- T T & T Public Co., Ltd.	-	2,900
- Bank of Asia Public Co., Ltd.	-	400
Deposits		
- Quality House Public Co., Ltd.	1,780	1
- Bangkok Glass Industry Co., Ltd.	948	82
- Muang Thai Life Assurance Co., Ltd.	636	316
- Siam Container Pipe Co., Ltd.	374	-
- Sermsuk Public Co., Ltd.	351	247
- Com - Link Co., Ltd.	323	100
- Construction Accessorios Co., Ltd.	106	-
- Manager Media Group Public Co., Ltd.	88	5
- Phatra Insurance Public Co., Ltd.	82	31
- Mitsubishi Elevator Asia Co., Ltd.	78	77
- Sermsuk Beverage Co., Ltd.	70	118
- National ITMX Co., Ltd.	56	-
- Smithithada Co., Ltd.	37	33
- Thai British Security Printing Public Co., Ltd.	36	66
- SCB Securities Co., Ltd.	35	-
- Loxley Information Services Co., Ltd.	32	20
- Trinity Securities Co., Ltd.	29	-

	(Million Baht)	
	Consolidated and The Bank	
	30 June 2006	31 December 2005
Deposits		
- Siam Food Products Public Co., Ltd.	27	35
- Loxley Public Co., Ltd.	25	49
- CS Loxinfo Public Co., Ltd.	25	19
- Nithi Thamrong Co., Ltd.	23	19
- Min Sen Machinery Co., Ltd.	23	-
- Globex securities Co., Ltd.	22	38
- Architect 49 Co., Ltd.	21	-
- SCT Co., Ltd.	18	4
- Charoen Pokhaphand Food Public Co., Ltd.	17	12
- Ruam Samphant Co., Ltd.	15	27
- The Deves Insurance Public Co., Ltd.	14	-
- Phatra Real Estate Public Co., Ltd.	13	33
- Aspac Oil (Thailand) Co., Ltd.	10	35
- Ngow Hock Agency Co., Ltd.	10	24
- Suludee Co., Ltd.	8	30
- Suttawong Place Co., Ltd.	5	10
- T T & T Public Co., Ltd.	-	625
- Siam Motors Parts Co., Ltd.	-	39
Contingencies		
- Charoen Pokhaphand Food Public Co., Ltd.	960	1,333
- Siam Food Products Public Co., Ltd.	441	16
- Loxley Public Co., Ltd.	198	143
- Quality House Public Co., Ltd.	198	-
- SermSuk Public Co., Ltd.	163	43
- Dole Thailand Co., Ltd.	128	125
- Com - Link Co., Ltd.	72	72
- Yip In Tsoi & Jacks Ltd.	61	30
- Bangkok Glass Industry Co., Ltd.	56	90
- Loxley Trading Co., Ltd.	43	43
- Samart Telcom Public Co., Ltd.	41	41
- Thai British Security Printing Public Co., Ltd.	20	20
- Thanakorn Vegetable Oil Products Co., Ltd.	12	17

4.4 Assets, liabilities and contingencies shared between the Bank and its directors and key executive officers or the Bank's employees in which such persons have authority and responsibility for planning, directing and controlling the activities of the Bank are summarized as follows:

	(Million Baht)	
	Consolidated and The Bank	
	30 June 2006	31 December 2005
Loans	34	35
Deposits	1,258	1,144

30 BENEFITS OF DIRECTORS' AND EXECUTIVES

The Bank and its subsidiary companies have not paid other benefits to directors and executives except for the benefits that are normally paid such as directors' fee, directors' bonus (if any) and income tax, executives' salary and bonus (if any).

31 COMMITMENTS

Capital Commitments

	(Million Baht)	
	Consolidated	
	30 June 2006	31 December 2005
Contracted but not provided for	3,560	2,950
Authorized but not contracted for	90	320
Total	3,650	3,270

	(Million Baht)	
	The Bank	
	30 June 2006	31 December 2005
Contracted but not provided for	3,550	2,976
Authorized but not contracted for	90	320
Total	3,640	3,296

Long-Term Lease Agreements

1. Lease Agreements

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. The Bank and its subsidiary companies were committed to pay future rentals, which are summarized as follows:

			(Million Baht)
		Consolidated	The Bank
Type of Lease Agreement	Remaining of Period	30 June 2006	30 June 2006
Land/building lease agreements	1 July 2006 - 17 October 2027	440	411
Vehicle lease agreements	1 July 2006 - 31 May 2011	450	421
Others	1 July 2006 - 10 March 2010	23	-
Total		913	832

			(Million Baht)
		Consolidated	The Bank
Type of Lease Agreement	Remaining of Period	31 December 2005	31 December 2005
Land/building lease agreements	1 January 2006 - 17 October 2027	467	437
Vehicle lease agreements	1 January 2006 - 30 November 2010	442	418
Total		909	855

2. Service Agreements

On 12 November 2002 the Bank entered into an Information Technology Service Agreement with IBM Thailand Co., Ltd., under which service will be provided until 31 December 2012 and for which as of 30 June 2006 and 31 December 2005, the Bank is committed to pay a total service fee of Baht 4,511 million and Baht 5,090 million respectively.

32 SUBSEQUENT EVENT

On 12 July 2006, the Bank registered a change in its paid-up capital as a result of the increase in paid-up capital of 362,566 shares at Baht 10 par value, totaling Baht 3,625,660 from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees, except for directors. Therefore as of 12 July 2006, the Bank had total paid-up share capital of Baht 23,819,411,330

33 THE FINANCIAL POSITIONS AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND OVERSEAS BUSINESS

The financial positions and results of operations differentiated by domestic and foreign business can be summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated 30 June 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	834,334	20,830	855,164	(10,596)	844,568
Interbank and money market items - net (assets)	78,656	4,094	82,750	-	82,750
Investments – net	65,223	16,455	81,678	-	81,678
Loans	634,606	64	634,670	-	634,670
Deposits	685,345	4	685,349	-	685,349
Interbank and money market items (liabilities)	17,659	-	17,659	-	17,659
Borrowings	25,937	7,606	33,543	-	33,543
Contingencies	1,046,284	18,156	1,064,440	(30,970)	1,033,470

(Million Baht)

	Consolidated 31 December 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	826,402	43,272	869,674	(32,365)	837,309
Interbank and money market items - net (assets)	53,862	12,067	65,929	-	65,929
Investments – net	68,881	30,684	99,565	-	99,565
Loans	626,868	78	626,946	-	626,946
Deposits	688,518	4	688,522	-	688,522
Interbank and money market items (liabilities)	19,508	-	19,508	-	19,508
Borrowings	18,816	8,170	26,986	-	26,986
Contingencies	843,017	24,218	867,235	(17,535)	849,700

(Million Baht)

	The Bank 30 June 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	834,843	20,830	855,673	(10,596)	845,077
Interbank and money market items-net (assets)	78,655	4,094	82,749	-	82,749
Investments - net	72,682	16,455	89,137	-	89,137
Loans	629,033	64	629,097	-	629,097
Deposits	685,784	4	685,788	-	685,788
Interbank and money market items (liabilities)	18,129	-	18,129	-	18,129
Borrowings	25,937	7,606	33,543	-	33,543
Contingencies	1,046,149	18,156	1,064,305	(30,970)	1,033,335

(Million Baht)

	The Bank 31 December 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	826,793	43,272	870,065	(32,365)	837,700
Interbank and money market items-net (assets)	53,801	12,067	65,868	-	65,868
Investments - net	75,383	30,684	106,067	-	106,067
Loans	621,012	78	621,090	-	621,090
Deposits	689,648	4	689,652	-	689,652
Interbank and money market items (liabilities)	19,249	-	19,249	-	19,249
Borrowings	18,816	8,170	26,986	-	26,986
Contingencies	842,881	24,218	867,099	(17,535)	849,564

2. Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated				
	For the Three-Month Periods Ended 30 June 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	12,684	411	13,095	(257)	12,838
Interest expense	3,888	418	4,306	(257)	4,049
Net income (expense) from interest and dividend	8,796	(7)	8,789	-	8,789
Non-interest income	3,315	43	3,358	-	3,358
Non-interest expense	7,241	34	7,275	-	7,275
Income before income tax	4,870	2	4,872	-	4,872

(Million Baht)

	Consolidated				
	For the Three-Month Periods Ended 30 June 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	9,427	212	9,639	(87)	9,552
Interest expense	1,525	269	1,794	(87)	1,707
Net income (expense) from interest and dividend	7,902	(57)	7,845	-	7,845
Non-interest income	2,428	279	2,707	-	2,707
Non-interest expense	5,615	(44)	5,571	-	5,571
Income before income tax	4,715	266	4,981	-	4,981

(Million Baht)

	The Bank				
	For the Three-Month Periods Ended 30 June 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	12,539	411	12,950	(257)	12,693
Interest expense	3,893	418	4,311	(257)	4,054
Net income (expense) from interest and dividend	8,646	(7)	8,639	-	8,639
Non-interest income	3,092	43	3,135	-	3,135
Non-interest expense	6,902	34	6,936	-	6,936
Income before income tax	4,836	2	4,838	-	4,838

(Million Baht)

	The Bank				
	For the Three-Month Periods Ended 30 June 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	9,296	212	9,508	(87)	9,421
Interest expense	1,524	269	1,793	(87)	1,706
Net income (expense) from interest and dividend	7,772	(57)	7,715	-	7,715
Non-interest income	2,277	279	2,556	-	2,556
Non-interest expense	5,376	(44)	5,332	-	5,332
Income before income tax	4,673	266	4,939	-	4,939

(Million Baht)

	Consolidated				
	For the Six-Month Periods Ended 30 June 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	23,856	820	24,676	(514)	24,162
Interest expense	6,610	855	7,465	(514)	6,951
Net income (expense) from interest and dividend	17,246	(35)	17,211	-	17,211
Non-interest income	6,456	7	6,463	-	6,463
Non-interest expense	13,721	70	13,791	-	13,791
Income before income tax	9,981	(98)	9,883	-	9,883

(Million Baht)

	Consolidated				
	For the Six-Month Periods Ended 30 June 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	18,067	380	18,447	(157)	18,290
Interest expense	3,039	501	3,540	(157)	3,383
Net income (expense) from interest and dividend	15,028	(121)	14,907	-	14,907
Non-interest income	5,251	404	5,655	-	5,655
Non-interest expense	10,444	(27)	10,417	-	10,417
Income before income tax	9,835	310	10,145	-	10,145

(Million Baht)

	The Bank				
	For the Six-Month Periods Ended 30 June 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	23,664	820	24,484	(514)	23,970
Interest expense	6,619	855	7,474	(514)	6,960
Net income (expense) from interest and dividend	17,045	(35)	17,010	-	17,010
Non-interest income	6,006	7	6,013	-	6,013
Non-interest expense	13,142	70	13,212	-	13,212
Income before income tax	9,909	(98)	9,811	-	9,811

(Million Baht)

	The Bank				
	For the Six-Month Periods Ended 30 June 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	17,587	380	17,967	(157)	17,810
Interest expense	3,036	501	3,537	(157)	3,380
Net income (expense) from interest and dividend	14,551	(121)	14,430	-	14,430
Non-interest income	4,918	404	5,322	-	5,322
Non-interest expense	9,725	(27)	9,698	-	9,698
Income before income tax	9,744	310	10,054	-	10,054

34 FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

Credit risk

Credit risk refers to the risk that a counterparty or a borrower may default on its contractual obligations and agreements. Such default may be caused by the counterparty's inability to pay due to financial encumbrances or their intention not to abide by the contractual agreements, resulting in a loss to the Bank.

The Bank has implemented credit risk management processes to measure and control credit risk. Through the use of credit risk rating tools for assessing customers' credit risk rating, the Bank is capable of granting better quality loans. In addition, for retail customers, the Bank used credit scoring as a tool to determine an appropriate return given the risk level of each loan. In addition, the Bank is able to allocate credit concentration to various business sectors and industries, so as to diversify credit risk as a whole.

In the credit approval process, the Bank considers the customer's ability to repay and the loan objectives as key factors in the approval of credit and may obtain sufficient collateral or other securities, where appropriate, as a

means of mitigating the risk of financial losses from default. To maximize the effectiveness of the credit approval process, credit analysis and approval functions are separated from the units responsible for maintaining customer relationships. The Bank also has processes for regularly reviewing customers' credit rating and performance on all approved transactions. For non-performing loans (NPL), the Bank has closely and continuously monitored, resolved and/or restructured them to retain maximum benefits for the organization.

Of the "loans" item shown in the balance sheet, the Bank's maximum credit loss is the carrying amount of net loans after deduction of applicable provision for losses without considering the value of collateral. In addition, credit risk may arise from off-balance sheet items or contingencies.

Market risk

Market risk is any risk due to changes in interest rates, foreign exchange rates or securities prices that will have an effect on the Bank's funding costs, investment position or foreign currency position, resulting in possible loss to the Bank. Market risk for the Bank can be categorized as interest rate risk, foreign exchange risk and equity position risk.

1. Interest rate risk

   Interest rate risk refers to any risk that arises from changes in interest rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets and liabilities, both in the current reporting period and in future years. Interest rate risk also arises from the structure and characteristics of the Bank's assets, liabilities and equities.

   Most of the Bank's credit is based on the Bank's floating interest rates (MLR, MOR and MRR). Deposit interest rates are in line with the announcements made by the Bank. As a result, the interest rate risk faced by the Bank is generally low. However, the Bank actively manages such risk by adjusting its asset and liability structure in order to maximize returns under the acceptable risk levels in order to the best fit current market conditions and trends. Management of interest rate risk is under the supervision of the Bank's Asset and Liability Management Sub-Committee.

An analysis of loans (including financial institutions) at fixed and floating interest rates (MLR, MOR and MRR) was as follows:

(Million Baht)

	Consolidated		The Bank	
	30 June 2006	31 December 2005	30 June 2006	31 December 2005
Fixed interest rate	141,931	85,325	142,263	86,108
Floating interest rate	497,504	547,597	491,600	540,958
Total Loans (including financial institutions)	639,435	632,922	633,863	627,066

The following are interest-bearing financial assets and liabilities of the Bank and its subsidiaries, the average balances of which are calculated by using beginning and ending balances. The average interest and dividend rates represent the six-month period ended 30 June 2006 and for the year ended 31 December 2005 are as follows:

(Million Baht)

	Consolidated					
	30 June 2006			31 December 2005		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-bearing Financial Assets						
Interbank and money market items	74,375	2,009	5.40	71,122	2,002	2.81
Securities purchased under resale agreements	5,250	93	3.55	14,270	385	2.70
Investments	93,600	2,086	4.46	108,473	4,051	3.73
Loans	630,808	19,974	6.33	609,767	31,628	5.19
Total	804,033	24,162	6.01	803,632	38,066	4.74
Interest-bearing Liabilities						
Deposits	686,565	5,839	1.70	696,676	5,703	0.82
Interbank and money market items	18,684	256	2.74	15,516	385	2.48
Securities sold under repurchase agreements	8,352	84	2.02	1,641	2	0.12
Borrowings	30,635	772	5.04	25,669	1,193	4.65
Total	744,236	6,951	1.87	739,502	7,283	0.98

(Million Baht)

	The Bank					
	30 June 2006			31 December 2005		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-bearing Financial Assets						
Interbank and money market items	74,344	2,006	5.40	71,059	2,001	2.82
Securities purchased under resale agreements	5,250	93	3.55	14,270	385	2.70
Investments	100,457	2,074	4.13	114,127	4,025	3.53
Loans	625,094	19,797	6.33	599,604	30,919	5.16
Total	805,145	23,970	5.95	799,060	37,330	4.67
Interest-bearing Liabilities						
Deposits	687,349	5,840	1.70	697,448	5,705	0.82
Interbank and money market items	18,689	264	2.82	15,207	348	2.29
Securities sold under repurchase agreements	8,352	84	2.02	1,641	2	0.12
Borrowings	30,635	772	5.04	25,669	1,193	4.65
Total	745,025	6,960	1.87	739,965	7,248	0.98

Financial assets and liabilities, classified by maturity of interest repricing, as of 30 June 2006 and 31 December 2005 are shown below:

(Million Baht)

Consolidated

30 June 2006

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	14,372	-	14,372
Interbank and money market Items	5,665	63,188	9,556	-	-	4,360	-	82,769
Securities purchased under resale agreements	-	1,000	-	-	-	-	-	1,000
Investments	11,594	14,538	10,051	27,953	11,747	6,241	2,480	84,604
Loans	437,996	90,431	9,397	24,081	5,408	1,286	66,071	634,670
Accrued interest receivable	-	-	-	-	-	1,951	-	1,951
Customers' liability under acceptances	-	-	-	-	-	602	-	602
Other assets	-	-	-	-	-	6,374	-	6,374
Total Financial Assets	455,255	169,157	29,004	52,034	17,155	35,186	68,551	826,342
Financial Liabilities								
Deposits	339,208	183,696	116,380	7,789	-	38,276	-	685,349
Interbank and money market items	439	11,151	226	2,726	-	3,117	-	17,659
Liabilities payable on demand	-	-	-	-	-	6,774	-	6,774
Borrowings	-	13,107	830	-	19,606	-	-	33,543
Bank's liability under acceptances	-	-	-	-	-	602	-	602
Other liabilities	-	-	-	-	-	7,423	-	7,423
Total Financial Liabilities	339,647	207,954	117,436	10,515	19,606	56,192	-	751,350
On-balance sheet items	115,608	(38,797)	(88,432)	41,519	(2,451)	(21,006)	68,551	74,992

(Million Baht)

Consolidated
31 December 2005

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	14,913	-	14,913
Interbank and money market Items	4,941	51,644	7,187	-	-	2,208	-	65,980
Securities purchased under resale agreements	-	9,500	-	-	-	-	-	9,500
Investments	16,417	25,939	9,332	23,690	9,427	15,253	2,573	102,631
Loans	429,267	84,624	8,635	24,664	8,124	1,455	70,177	626,946
Accrued interest receivable	-	-	-	-	-	1,745	-	1,745
Customers' liability under acceptances	-	-	-	-	-	857	-	857
Other assets	-	-	-	-	-	6,064	-	6,064
Total Financial Assets	450,625	171,707	25,154	48,354	17,551	42,495	72,750	828,636
Financial Liabilities								
Deposits	390,160	190,861	58,396	9,542	-	39,563	-	688,522
Interbank and money market items	1,720	11,985	1,013	515	600	3,675	-	19,508
Liabilities payable on demand	-	-	-	-	-	5,904	-	5,904
Borrowings	741	6,266	550	-	19,429	-	-	26,986
Bank's liability under acceptances	-	-	-	-	-	857	-	857
Other liabilities	-	-	-	-	-	6,267	-	6,267
Total Financial Liabilities	392,621	209,112	59,959	10,057	20,029	56,266	-	748,044
On-balance sheet items	58,004	(37,405)	(34,805)	38,297	(2,478)	(13,771)	72,750	80,592

(Million Baht)

The Bank

30 June 2006

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	14,371	-	14,371
Interbank and money market items	5,578	63,189	9,556	-	-	4,446	-	82,769
Securities purchased under resale agreements	-	1,000	-	-	-	-	-	1,000
Investments	11,594	14,288	9,934	27,772	11,747	15,246	1,358	91,939
Loans	437,720	97,676	8,562	24,800	5,384	1,286	53,669	629,097
Accrued interest receivable	-	-	-	-	-	1,631	-	1,631
Customers' liability under acceptances	-	-	-	-	-	602	-	602
Other assets	-	-	-	-	-	5,613	-	5,613
Total Financial Assets	454,892	176,153	28,052	52,572	17,131	43,195	55,027	827,022
Financial Liabilities								
Deposits	339,457	183,696	116,440	7,789	-	38,406	-	685,788
Interbank and money market items	439	11,621	226	2,726	-	3,117	-	18,129
Liabilities payable on demand	-	-	-	-	-	6,774	-	6,774
Borrowings	-	13,107	830	-	19,606	-	-	33,543
Bank's liability under acceptances	-	-	-	-	-	602	-	602
Other liabilities	-	-	-	-	-	7,255	-	7,255
Total Financial Liabilities	339,896	208,424	117,496	10,515	19,606	56,154	-	752,091
On-balance sheet items	114,996	(32,271)	(89,444)	42,057	(2,475)	(12,959)	55,027	74,931

(Million Baht)

The Bank

31 December 2005

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	14,912	-	14,912
Interbank and money market items	4,906	51,582	7,187	-	-	2,244	-	65,919
Securities purchased under resale agreements	-	9,500	-	-	-	-	-	9,500
Investments	16,417	25,871	8,705	23,690	9,427	23,646	1,219	108,975
Loans	428,690	93,793	8,540	24,852	8,104	1,455	55,656	621,090
Accrued interest receivable	-	-	-	-	-	1,319	-	1,319
Customers' liability under acceptances	-	-	-	-	-	857	-	857
Other assets	-	-	-	-	-	5,423	-	5,423
Total Financial Assets	450,013	180,746	24,432	48,542	17,531	49,856	56,875	827,995
Financial Liabilities								
Deposits	391,030	190,861	58,396	9,542	-	39,823	-	689,652
Interbank and money market items	1,581	11,865	1,013	515	600	3,675	-	19,249
Liabilities payable on demand	-	-	-	-	-	5,904	-	5,904
Borrowings	741	6,266	550	-	19,429	-	-	26,986
Bank's liability under acceptances	-	-	-	-	-	857	-	857
Other liabilities	-	-	-	-	-	6,034	-	6,034
Total Financial Liabilities	393,352	208,992	59,959	10,057	20,029	56,293	-	748,682
On-balance sheet items	56,661	(28,246)	(35,527)	38,485	(2,498)	(6,437)	56,875	79,313

2. Foreign exchange risk

Foreign exchange risk is the risk that occurs from changes in exchange rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's assets and liabilities.

The Bank engages in foreign exchange related transactions, which may create foreign exchange risk. However, the Bank believes that such risk is low, as most foreign currency transactions are protected by customers' underlying transactions. The Bank's policy is to minimize foreign exchange risk by closing its foreign exchange position on a daily basis. Management of foreign exchange risk is under the supervision of the Asset and Liability Management Sub-Committee.

The Bank and its subsidiaries' foreign currency positions, as of 30 June 2006 and 31 December 2005 were as follows:

(Million Baht)

	Consolidated					
	30 June 2006					
	Currency					
	US Dollars	Yen	Pounds	Euro	Others	Total
Assets						
Cash	280	9	12	112	43	456
Interbank and money market items - net	74,613	50	76	204	103	75,046
Investments - net	29,628	33	-	3	47	29,711
Loans and accrued interest receivables - net	16,508	765	54	1,050	272	18,649
Other assets	1,819	60	3	27	200	2,109
Total assets	122,848	917	145	1,396	665	125,971
Liabilities						
Deposits	3,496	182	46	333	2	4,059
Interbank and money market items	156	-	-	79	326	561
Liability on demand	3,129	73	89	108	143	3,542
Borrowing	7,606	-	-	-	-	7,606
Other liabilities	4,825	207	57	344	127	5,560
Total liabilities	19,212	462	192	864	598	21,328
Foreign currency position of on-balance items-net	103,636	455	(47)	532	67	104,643
Off-balance sheet items-net (Forward exchange contracts cross currency swaps and FX options)	(103,359)	(609)	(4)	(774)	(216)	(104,962)

(Million Baht)

	Consolidated					
	31 December 2005					
	Currency					
	US Dollars	Yen	Pounds	Euro	Others	Total
Assets						
Cash	246	12	14	124	65	461
Interbank and money market items - net	58,864	39	-	67	318	59,288
Investments - net	47,414	35	-	4	55	47,508
Loans and accrued interest receivables - net	18,963	842	48	1,482	282	21,617
Other assets	1,170	-	-	-	2	1,172
Total assets	126,657	928	62	1,677	722	130,046
Liabilities						
Deposits	3,182	148	46	238	111	3,725
Interbank and money market items	44	55	3	75	1	178
Liability on demand	2,245	55	125	138	136	2,699
Borrowing	8,170	-	-	-	-	8,170
Other liabilities	3,245	14	5	20	75	3,359
Total liabilities	16,886	272	179	471	323	18,131
Foreign currency position of on-balance items-net	109,771	656	(117)	1,206	399	111,915
Off-balance sheet items-net (Forward exchange contracts cross currency swaps and FX options)	(107,814)	(578)	83	(796)	(171)	(109,276)

(Million Baht)

The Bank

30 June 2006

	Currency					
	US Dollar	Yen	Pounds	Euro	Others	Total
Assets						
Cash	280	9	12	112	43	456
Interbank and money market items - net	74,613	50	76	204	103	75,046
Investments - net	29,628	33	-	3	47	29,711
Loans and accrued interest receivables - net	16,508	765	54	1,050	272	18,649
Other assets	1,819	60	3	27	200	2,109
Total assets	122,848	917	145	1,396	665	125,971
Liabilities						
Deposits	3,496	182	46	333	2	4,059
Interbank and money market items	156	-	-	79	326	561
Liability on demand	3,129	73	89	108	143	3,542
Borrowing	7,606	-	-	-	-	7,606
Other liabilities	4,822	207	55	344	127	5,555
Total liabilities	19,209	462	190	864	598	21,323
Foreign currency position of on-balance items-net	103,639	455	(45)	532	67	104,648
Off-balance sheet items-net (Forward exchange contracts cross currency swaps and FX options)	(103,359)	(609)	(4)	(774)	(216)	(104,962)

(Million Baht)

	The Bank					
	31 December 2005					
	Currency					
	US Dollar	Yen	Pounds	Euro	Others	Total
Assets						
Cash	246	12	14	124	65	461
Interbank and money market items - net	58,864	39	-	67	318	59,288
Investments - net	47,414	35	-	4	55	47,508
Loans and accrued interest receivables - net	18,963	842	48	1,482	282	21,617
Other assets	1,170	-	-	-	2	1,172
Total assets	126,657	928	62	1,677	722	130,046
Liabilities						
Deposits	3,182	148	46	238	111	3,725
Interbank and money market items	44	55	3	75	1	178
Liability on demand	2,245	55	125	138	136	2,699
Borrowing	8,170	-	-	-	-	8,170
Other liabilities	3,242	14	3	20	75	3,354
Total liabilities	16,883	272	177	471	323	18,126
Foreign currency position of on-balance items-net	109,774	656	(115)	1,206	399	111,920
Off-balance sheet items-net (Forward exchange contracts cross currency swaps and FX options)	(107,814)	(578)	83	(796)	(171)	(109,276)

3. Equity position risk

Equity position risk is any risk that arises from changes in the price of equities or common stock that may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets.

The Bank's policy is not to increase its equity investments, but to divest any equity position that is not directly related to its main banking business. The Bank manages and monitors market situations closely in order to acquire supportive information for proper management and retain maximum benefits for the Bank.

Liquidity risk

Liquidity risk is the risk that the Bank may not be able to meet its obligations as they fall due, because of inability to realise its assets or to cover funding requirements at an appropriate price which results in a loss to the Bank.

The Bank manages its liquidity position under the Bank of Thailand's liquidity reserve regulations and other applicable regulations. The Treasury Department is accountable for managing the Bank's liquidity position by providing short-term and long-term funding sources as well as investing in highly liquid assets in both domestic and foreign currencies. The Bank also ensures that its liquidity position is suitable and sufficient for the current and foreseeable market conditions. The Asset and Liabilities Management Sub-Committee supervise management of liquidity risk.

A maturity analysis of financial assets and liabilities and off-balance sheet items as of 30 June 2006 and 31 December 2005 was as follows:

(Million Baht)

				Consolidated 30 June 2006			
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	14,372	14,372
Interbank and money market items	9,456	63,757	9,556	-	-	-	82,769
Securities purchased under							
Resale agreements	-	1,000	-	-	-	-	1,000
Investments	502	10,119	11,202	36,341	21,315	5,125	84,604
Loans	156,002	232,857	9,126	107,789	128,896	-	634,670
Accrued interest receivables	133	1,558	-	49	211	-	1,951
Customers' liability under acceptance	-	602	-	-	-	-	602
Other assets	-	2,188	-	-	-	4,186	6,374
Total Financial Assets	166,093	312,081	29,884	144,179	150,422	23,683	826,342
Financial Liabilities							
Deposits	377,484	183,313	116,763	7,789	-	-	685,349
Interbank and money market items	5,994	8,524	226	1,415	1,500	-	17,659
Liability payable on demand	6,774	-	-	-	-	-	6,774
Borrowings	-	13,107	830	-	19,606	-	33,543
Bank's liability under accpetances	-	602	-	-	-	-	602
Other liabilities	79	1,910	235	30	-	5,169	7,423
Total Financial Liabilities	390,331	207,456	118,054	9,234	21,106	5,169	751,350
Liquidity-net	(224,238)	104,625	(88,170)	134,945	129,316	18,514	74,992

(Million Baht)

	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
				Consolidated 31 December 2005			
Financial Assets							
Cash	-	-	-	-	-	14,913	14,913
Interbank and money market items	6,784	52,009	7,187	-	-	-	65,980
Securities purchased under							
Resale agreements	-	9,500	-	-	-	-	9,500
Investments	557	26,123	17,611	34,526	18,653	5,161	102,631
Loans	150,883	236,351	9,511	99,751	130,450	-	626,946
Accrued interest receivables	173	1,271	-	42	259	-	1,745
Customers' liability under acceptance	-	857	-	-	-	-	857
Other assets	-	1,625	-	-	-	4,439	6,064
Total Financial Assets	158,397	327,736	34,309	134,319	149,362	24,513	828,636
Financial Liabilities							
Deposits	429,723	190,861	58,396	9,542	-	-	688,522
Interbank and money market items	5,395	9,985	1,013	515	2,600	-	19,508
Liability payable on demand	5,904	-	-	-	-	-	5,904
Borrowings	-	6,266	550	-	20,170	-	26,986
Bank's liability under accpetances	-	857	-	-	-	-	857
Other liabilities	96	1,066	138	18	-	4,949	6,267
Total Financial Liabilities	441,118	209,035	60,097	10,075	22,770	4,949	748,044
Liquidity-net	(282,721)	118,701	(25,788)	124,244	126,592	19,564	80,592

(Million Baht)

	The Bank 30 June 2006						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	14,371	14,371
Interbank and money market items	10,024	63,189	9,556	-	-	-	82,769
Securities purchased under resale agreements	-	1,000	-	-	-	-	1,000
Investments	166	9,868	11,085	36,055	20,636	14,129	91,939
Loans	153,338	239,769	8,772	105,433	121,785	-	629,097
Accrued interest receivables	-	1,586	-	45	-	-	1,631
Customers' liability under acceptances	-	602	-	-	-	-	602
Other assets	-	2,071	-	-	-	3,542	5,613
Total Financial Assets	163,528	318,085	29,413	141,533	142,421	32,042	827,022
Financial Liabilities							
Deposits	377,863	183,313	116,823	7,789	-	-	685,788
Interbank and money market items	5,994	8,994	226	1,415	1,500	-	18,129
Liability payable on demand	6,774	-	-	-	-	-	6,774
Borrowings	-	13,107	830	-	19,606	-	33,543
Bank's liability under acceptances	-	602	-	-	-	-	602
Other liabilities	79	1,915	235	30	-	4,996	7,255
Total Financial Liabilities	390,710	207,931	118,114	9,234	21,106	4,996	752,091
Liquidity-net	(227,182)	110,154	(88,701)	132,299	121,315	27,046	74,931

(Million Baht)

	The Bank 31 December 2005						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	14,912	14,912
Interbank and money market items	6,785	51,947	7,187	-	-	-	65,919
Securities purchased under resale agreements	-	9,500	-	-	-	-	9,500
Investments	96	25,496	17,543	34,424	17,862	13,554	108,975
Loans	147,747	244,454	8,763	98,549	121,577	-	621,090
Accrued interest receivables	-	1,293	-	26	-	-	1,319
Customers' liability under acceptances	-	857	-	-	-	-	857
Other assets	-	1,512	-	-	-	3,911	5,423
Total Financial Assets	154,628	335,059	33,493	132,999	139,439	32,377	827,995
Financial Liabilities							
Deposits	430,853	190,861	58,396	9,542	-	-	689,652
Interbank and money market items	5,256	9,865	1,013	515	2,600	-	19,249
Liability payable on demand	5,904	-	-	-	-	-	5,904
Borrowings	-	6,266	550	-	20,170	-	26,986
Bank's liability under acceptances	-	857	-	-	-	-	857
Other liabilities	96	1,064	138	18	-	4,718	6,034
Total Financial Liabilities	442,109	208,913	60,097	10,075	22,770	4,718	748,682
Liquidity-net	(287,481)	126,146	(26,604)	122,924	116,669	27,659	79,313

Fair value

Fair value is the estimated value that the Bank and its subsidiaries could receive from the sale of financial assets, or the estimated cost of redeeming their financial liabilities. Fair values are based on market value, or estimated values derived from using general market principles of calculation.

The following is a summary of carrying amounts and estimated fair values of financial assets and liabilities and off-balance sheet items as of 30 June 2006 and 31 December 2005.

(Million Baht)

	Consolidated			
	30 June 2006		31 December 2005	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	14,372	14,372	14,913	14,913
Interbank and money market items – net	82,750	82,750	65,929	65,929
Securities purchased under resale agreements	1,000	1,000	9,500	9,500
Investments – net	81,678	81,461	99,565	99,351
Loans and accrued interest receivables – net	600,506	600,506	591,253	591,253
Customers' liability under acceptances	602	602	857	857
Other assets	6,374	6,374	6,064	6,064
Total Financial Assets	787,282	787,065	788,081	787,867
Financial Liabilities				
Deposits	685,349	685,349	688,522	688,522
Interbank and money market items	17,659	17,659	19,508	20,247
Liabilities payable on demand	6,774	6,774	5,904	5,904
Borrowings	33,543	34,417	26,986	28,471
Bank's liability under acceptances	602	602	857	857
Other liabilities	7,423	7,423	6,267	6,267
Total Financial Liabilities	751,350	752,224	748,044	750,268

(Million Baht)

	The Bank			
	30 June 2006		31 December 2005	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	14,371	14,371	14,912	14,912
Interbank and money market items – net	82,749	82,749	65,868	65,868
Securities purchased under resale agreements	1,000	1,000	9,500	9,500
Investments – net	89,137	88,920	106,067	105,855
Loans and accrued interest receivables – net	601,869	601,869	593,333	593,333
Customers' liability under acceptances	602	602	857	857
Other assets	5,613	5,613	5,423	5,423
Total Financial Assets	795,341	795,124	795,960	795,748
Financial Liabilities				
Deposits	685,788	685,788	689,652	689,652
Interbank and money market items	18,129	18,129	19,249	19,988
Liabilities payable on demand	6,774	6,774	5,904	5,904
Borrowings	33,543	34,417	26,986	28,471
Bank's liability under acceptances	602	602	857	857
Other liabilities	7,255	7,255	6,034	6,034
Total Financial Liabilities	752,091	752,965	748,682	750,906

The following methods and assumptions were used by the Bank in estimating fair values of financial assets and liabilities as disclosed herein:

The fair values of cash, interbank and money market items (assets and liabilities), securities purchased under resale agreements, customers' liability under acceptances, accrued income, other assets, liabilities payable on demand, securities sold under repurchase agreements, bank's liabilities under acceptances, accrued interest payables and other liabilities are stated at their carrying values at the reporting date.

The fair values of held-for-trading investments, available-for-sale investments and held-to-maturity investments are stated according to the Bank's policy mentioned in Note 3.2

The fair value of general investments is stated at cost, net of allowance for their impairment.

The fair values of loans and accrued interest receivables are based on the carrying values of loans and accrued interest receivables, net of allowance for doubtful accounts since most loans are floating rate ones.

The carrying values of deposits usually approximate fair values, except for negotiable certificates of deposit (NCD) for which fair value is calculated by using the expected yield on borrowings.

The fair values of borrowings are estimated by using market values.

Derivatives

The Bank enters into derivative transactions for the following main reasons:

- Hedging of the Bank's exposure to financial risks.

  Hedgings activities are designed to reduce or eliminate exchange rate and/or interest rate risk related to the Bank's financial assets, liabilities, contingent accounts or expected transactions in the future.

  Derivatives undertaken for this purpose include Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

  The Bank controls credit risk on derivatives transactions by using procedures similar to those used when granting general loans.

- Hedging of the customer's exposure to financial risks.

  At the request of a customer, the Bank will enter into certain derivative contracts in order for customers to hedge financial risk. The Bank uses appropriate hedging tools to take advantage of price differences or net market price changes.

  The derivatives used for this purpose are Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

  The market risk of derivative transactions used to hedge the customer's exposure comprises exchange rate risk and interest rate risk. To minimize risks, the Bank's policy is to conduct full-amount hedges with customers or counterparties. The Bank controls credit risk and liquidity risk by using procedures similar to those used when granting general loans.

- Trading Purposes

  The objective of derivatives for trading purposes is to take advantage of price movement in the short-term market.

  Derivatives used for this purpose include Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

  The Bank controls credit risk and liquidity risk by using procedures similar to those used when granting general loans.

The following is a summary of the notional amounts and the fair value of the consolidated and the Bank 's derivative instruments as at 30 June 2006 and 31 December 2005:

(Million Baht)

	Consolidated and The Bank 30 June 2006			
	Notional Amount			
	Up to 1 year	Over 1 year	Total	Fair Value
Forward exchange contracts	356,175	565	356,740	5,199
Cross currency swaps	7,106	86,453	93,559	621
Interest rate swaps	33,494	179,444	212,938	7,277
Credit default swaps	764	764	1,528	(1)
Other Derivatives	445	955	1,400	-

(Million Baht)

	Consolidated and The Bank 31 December 2005			
	Notional Amount			
	Up to 1 year	Over 1 year	Total	Fair Value
Forward exchange contracts	368,802	268	369,070	(512)
Cross currency swaps	2,653	53,710	56,363	333
Interest rate swaps	8,671	109,571	118,242	115
Credit default swaps	5,134	821	5,955	(1)
Other Derivatives	411	1,027	1,438	-

The fair value is ordinarily derived from quoted market price or from generally accepted pricing models, in the case of no market price being available.

35 RECLASSIFICATION OF ACCOUNTS

Certain accounts in the financial statements for the three-month and the six-month periods ended 30 June 2005 have been reclassified to conform with the presentation in the financial statements for the three-month and six-month periods ended 30 June 2006.

36 APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved for issue by the Audit Committee on 23 August 2006.

EXCELLENCE

Management Discussion and Analysis (MD&A)

For the quarter ending June 30, 2006

ธนาคารกสิกรไทย

KASIKORNBANK 開泰銀行

開泰銀行集團 เครือธนาคารกสิกรไทย KASIKORNBANKGROUP

全方位的卓越服務 บริการทุกระดับประทับใจ Towards Service Excellence

Executive Summary for the Management Discussion and Analysis, for the Quarter ending June 30, 2006

In the first half of 2006, the Bank continued to closely pursue strategic plans and goals, as part of the KASIKORNBANKGROUP's new organizational structure, while maintaining our commitment to the use of the Balanced Scorecard concept as the core operational methodology used to effectively support the achievement of the Bank's vision and goals. At the same time, the Bank continues to place great importance on good corporate governance. Emphasis has been placed on shareholders' rights as a matter of good corporate governance, as evidenced by the Annual General Shareholders' Meeting (AGM), which was conducted per the international standards recommended by the SEC, as part of a program to improve the quality of such meetings, first implemented in 2006. According to the SEC assessment, it was found that KASIKORNBANK's 2006 AGM exceeded the standards set by the SEC for such meetings, achieving the highest score attained by participating financial institutions.

On the financial front, the Bank's consolidated net income for the second quarter of 2006 totaled Baht 3,545 million, decreasing by Baht 70 million, or 1.94 percent, from the first quarter of 2006. This was due mainly to a Baht 496 million rise in non-interest expenses, and a Baht 267 million increase in provisions for bad debts and doubtful accounts. However, net income from interest and dividends rose Baht 367 million, due chiefly to increasing interest income from both loans and interbank and money market items.

On the financial front, as of June 30, 2006, the Bank's total consolidated assets were Baht 844,568 million, falling by Baht 47,034 million, or 5.28 percent, from the end of the first quarter, in light of declining interbank and money market items, securities purchased under resale agreements, as well as net investments, despite loan expansion. As of June 30, 2006, consolidated outstanding loans equaled Baht 634,670 million, rising by Baht 13,858 million, or 2.23 percent, over the end of the first quarter. At the same time, non-performing loans of the Bank and its asset management company stood at 8.45 percent, falling from an 8.73 percent rate as of March 31, 2006. Concerning total consolidated liabilities, they were Baht 762,139 million, declining by Baht 47,491 million, or 5.87 percent, from the end of the first quarter, due to falling deposits and borrowing. As of June 30, 2006, the Bank's consolidated deposits equaled Baht 685,349 million, falling by Baht 40,642 million, or 5.60 percent, from the end of the first quarter. Because of the Bank's profit in the second quarter of 2006, our total consolidated shareholders' equity was reported at Baht 82,428 million, increasing by Baht 456 million, or 0.56 percent, over the end of the first quarter. The capital adequacy ratio of the Bank and Phethai AMC equaled 15.51 percent, with Tier-1 and Tier-2 capital accounting for 10.47 and 5.03 percent, respectively.

For the Bank's core business operations, although our corporate business loans felt the effects of an economic slowdown and political uncertainty at home, SME business and retail business loans showed increases of 2.82 percent and 3.48 percent over the end of 2005, respectively. Healthy growth in retail business loans was seen in housing and credit card, as well as consumer loans, while customers' transactions through the Bank's various electronic channels continued to rise impressively. In our capital markets business, during the first half of 2006, the Bank retained our leadership

as a top underwriter of debentures, and also managed to constantly increase our income from both currency risk and interest rate risk management. In the matter of Treasury operations for the second quarter of 2006, the Bank's Central Treasury Department earned 22.36 percent growth in total income from interest and dividends over the first quarter, following rising interest income from interbank and money market items, as well as from investments.

Regarding risk management, the Bank has closely monitored our credit quality amid various unfavorable macro-economic conditions, while credit operations for SME customers have been successfully restructured, in compliance with the Bank's new business structure. Furthermore, management principles, as well as policies of credit risk, market risk and liquidity risk, have been extended to cover the entire KASIKORNBANKGROUP's position. To ensure that our system will effectively comply with Basel II-related BOT standards, improvements have been made in the Bank's policies, processes, information and systems. Preparations have also been made in key areas covering all three basic pillars of the new capital standard.

Content

1. Overview

1.1 Economic Overview and Regulatory Changes

❑ Thailand's Economy in the First Half of 2006

Thai economic growth is expected to soften to 5.0 percent, year-on-year, in the second quarter of 2006, down from the 6.0 percent growth in Q1-2006. The second quarter growth continued to gain support from a low-base comparison due to the aftermath of the tsunami disaster and drought. While strong export performance has given a push to the country's economic growth, domestic investment has been hurt by several negative factors, including higher gasoline prices, rising interest rates, lingering political uncertainties and delays in the public sector's investment projects.

Thailand Economic Growth Forecast

(Units: Year-on-year percentage change, or as otherwise indicated)

	Q2-2006	Q1-2006
Private Consumption	3.9%	4.1%
Investment	3.8%	6.6%
Private	5.1%	7.2%
Public	-0.5%	4.7%
Government Consumption	-0.9%	-0.7%
Exports	16.3%	17.9%
Imports	3.2%	5.4%
Trade Balance (USD Millions)	-1,705	-224
Current Account (USD Millions)	-1,153	1,656
Headline CPI Inflation	6.0%	5.7%
Gross Domestic Product (GDP)	**5.0%**	**6.0%**

Source: KASIKORN RESEARCH CENTER CO., LTD.

Commercial bank lending has also been affected by the downbeat sentiment of consumers and a slowdown in investment. However, competition among banks to attract and retain deposits was carried on from the first quarter, as banks continued to raise their deposit rates, especially those on fixed-term accounts, following the tightening trends of the Bank of Thailand and the U.S. Federal Reserve.

❑ Regulatory Changes

- **Permission for Commercial Banks to Engage in Private Repo Transactions** [1]

The BOT announced a notification, ref. FawNawSor. (21) Wor. 89/2549, with a BOT announcement, re: "Permission for Commercial Banks to Engage in Private Repurchase Transactions", dated April 20, 2006, thus allowing commercial banks to engage in such business, including transactions relative to mutual funds, provident funds, private funds, and other types of funds as may be included by the authorities in the future. This empowerment also authorizes commercial banks to engage in private repo transactions in cross currency, between Baht and foreign currencies, with counterparties that are financial institutions authorized to conduct the business regarding foreign means of payment.

- **Permission for Commercial Banks to Engage in Securities Borrowing and Lending and Short-Selling Businesses**

The BOT announced a notification, ref. FawNawSor. (21) Wor. 91/2549, with a BOT announcement, re: "Permission for Commercial Banks to Engage in Securities Borrowing and Lending and Short Selling Businesses", dated April 20, 2006, allowing commercial banks to engage in securities borrowing and lending and short-selling transactions, wherein any commercial bank intent upon engaging in such businesses must first file an application for licensing with the Securities and Exchange Commission, Thailand (SEC). No further petition to the BOT will be required. This announcement also expands the scope of the business by allowing commercial banks to engage in the borrowing, lending, or short-selling of investment units, referring to debt and equity instruments. In addition, this new provision of the law prescribes that where a commercial bank has lent securities in the form of investment units, or has placed investment units as collateral, the commercial bank shall be considered as the owner of such investment units, because that commercial bank shall receive the investment units back at a later date.

These BOT regulatory changes are both considered advantageous to the Bank's operations, as they potentially broaden the scope of our commercial banking business.

1.2 Direction of Business Operations

As part of the KASIKORNBANKGROUP's new organizational structure[2], the Bank continued to closely pursue strategic plans and goals in the first half of 2006 that have been ongoing from past efforts. We also maintain our commitment to the use of the Balanced Scorecard concept as the core operational methodology used to effectively support the achievement of the Bank's vision and goals.

At the same time, the Bank continues to place great importance on good corporate governance, based on the guiding principles of international standards in good corporate governance, as well as those of the Stock Exchange of Thailand and the Securities and Exchange Commission, Thailand (SEC). Emphasis has been placed upon shareholders' rights as a matter of good corporate governance, as evidenced by

---

[1]Details on Regulatory Changes in the first quarter of 2006, regarding "Prohibiting the Process of Information Past the Prescribed Expiry by the Committee" and "Credit Information Business Act (Second Amendment), B.E. 2549", can be found in the MD&A Report for the period ending March 31, 2006.

[2]Effective January 1, 2006, with details to be found in the MD&A Report for the period ending March 31, 2006.

the Annual General Shareholders' Meeting held in April 2006, which was conducted per the international standards recommended in the SEC's Annual General Meeting (AGM) Checklist, as part of a program to improve the quality of such meetings, first implemented in 2006. According to the SEC assessment, it was found that KASIKORNBANK's 2006 AGM exceeded the standards set by the SEC for such meetings, achieving the highest score attained by participating financial institutions.

In addition to this, the Bank's success in implementing good corporate governance has been widely recognized, wherein, during the first half of 2006, the Bank received the 'FinTech Asia Award – Excellence in Risk Management Award' at the 'FinTech Asia 2006' award ceremony on March 24, 2006, as well as recognition from Interest magazine, January 2006 issue, as the 'Bank of the Year' for 2005.

2. Operating Performance and Financial Position Analysis

2.1 Operating Performance

Operating Performance

(Units: Million Baht)

	Q2-2006	Q1-2006	Change	Q2-2005	Change
Income from interest and dividends	12,838	11,324	1,514	9,552	3,286
Interest expense	4,049	2,902	1,147	1,707	2,342
Net income from interest and dividends	8,789	8,422	367	7,845	944
Bad debts and doubtful accounts (Reversals)	758	491	267	(45)	803
Loss on debt restructuring	556	560	(4)	696	(140)
Non-interest income	3,358	3,104	254	2,707	651
Non-interest expense	5,961	5,465	496	4,920	1,041
Income tax expense	1,327	1,397	(70)	1,119	208
Minority interests in net income	-	2	(2)	(14)	14
Net Income	**3,545**	**3,615**	**(70)**	**3,849**	**(304)**

For the second quarter of 2006, the Bank's consolidated net income totaled Baht 3,545 million, decreasing by Baht 70 million, or 1.94 percent, from the first quarter of 2006. This was due mainly to rising non-interest expenses of Baht 496 million, following increases in other expenses of Baht 202 million, fee and service expenses of Baht 181 million, as well as premises and equipment expenses of Baht 125 million. Also, in this quarter, provisions for bad debts and doubtful accounts rose Baht 267 million.

However, net income from interest and dividends rose Baht 367 million, owing chiefly to a Baht 1,514 million increase in interest and dividend income, as a consequence of Baht 1,074 million and 314 million gains in interest income from loans, and interbank and money market items, respectively. Meanwhile, interest expense rose Baht 1,147 million, due to Baht 1,035 million and 113 million increases in interest expenses from deposits, and interbank and money market items, respectively.

When compared to the same quarter of last year, the Bank's consolidated net income dropped by Baht 304 million, or 7.90 percent. This was because of a Baht 803 million increase in provisions for bad debts and doubtful accounts over the same period of last year. Non-interest expense also rose Baht 1,041 million. However, in this quarter, net interest income and dividend increased Baht 944 million, following rising interest income from loans, as well as interbank and money market items of Baht 2,896 million and 623 million, respectively. In addition, non-interest income increased Baht 651 million, due to significant increases in gain on exchange, as well as fee and service income.

Income Structure

(Units: Million Baht)

	Q2-2006	Q1-2006	Change		Q2-2005	Change	
			Million Baht	Percent		Million Baht	Percent
Interest and Dividend Income							
1. Loans	10,445	9,371	1,074	11.46	7,549	2,896	38.36
1.1 Loans	4,528	3,921	607	15.48	3,438	1,090	31.70
1.2 Overdrafts	2,806	2,593	213	8.21	2,230	576	25.83
1.3 Bills	3,111	2,857	254	8.89	1,881	1,230	65.39
2. Interbank and money market items	1,208	894	314	35.12	585	623	106.50
2.1 Deposits	1,125	780	345	44.23	449	676	150.56
2.2 Loans	48	56	(8)	(14.29)	22	26	118.18
2.3 Securities purchased under resale agreements	35	58	(23)	(39.66)	114	(79)	(69.30)
3. Hire purchase and financial lease income	100	58	42	72.41	4	96	2,400.00
4. Investments	1,085	1,001	84	8.39	1,414	(329)	(23.27)
Total Interest and Dividend Income	**12,838**	**11,324**	**1,514**	**13.37**	**9,552**	**3,286**	**34.40**
Non-Interest Income							
1. Fee and service income							
1.1 Acceptances, avals, and guarantees	184	188	(4)	(2.13)	146	38	26.03
1.2 Others	2,351	2,197	154	7.01	2,013	338	16.79
2. Gains on exchange	410	289	121	41.87	220	190	86.36
3. Other income	413	430	(17)	(3.95)	328	85	25.91
Total Non-Interest Income	**3,358**	**3,104**	**254**	**8.18**	**2,707**	**651**	**24.05**
Total Income	**16,196**	**14,428**	**1,768**	**12.25**	**12,259**	**3,937**	**32.12**

Diversification of Income

Q2-2006


Other Income
2.55%
Gains on Exchange
2.53%
Fee and Service Income
15.65%
Income from Investments
6.70%
Hire Purchase and
Financial Lease
0.62%
Income from Interbank and
Money Market Items
7.46%
Income from
Loans
64.49%

Q1-2006


Other Income
2.98%
Gains on Exchange
2.00%
Fee and Service Income
16.53%
Income from Investments
6.94%
Hire Purchase and
Financial Lease
0.40%
Income from Interbank and
Money Market Items
6.20%
Income from
Loans
64.95%

❑ Net Income from Interest and Dividends

For the second quarter of 2006, the Bank's consolidated net income from interest and dividends totaled Baht 8,789 million, increasing by Baht 367 million, or 4.36 percent, over the first quarter of this year. This was due to increases of Baht 1,074 million and Baht 314 million in interest income from loans, and interbank and money market items, respectively, following rising lending and money market rates, as well as loan expansion.

In comparison to the same quarter of the prior year, consolidated net interest and dividend income rose by Baht 944 million, or 12.03 percent. This was a consequence of a significant gain in interest and dividend income of Baht 3,286 million, or 34.4 percent, amid higher lending and money market rates. At the same time, interest expense was up by Baht 2,342 million, due mainly to rising interest expense from deposits.

❑ Provisions for Doubtful Accounts and Losses on Debt Restructuring

As of the end of June 2006, the Bank and its subsidiaries set aside allowances for doubtful accounts and incurred losses on debt restructuring totaling Baht 1,314 million, rising by Baht 263 million over the previous quarter, following a Baht 267 million increase in allowances for doubtful accounts.

Compared to the same period of last year, the Bank's consolidated allowance for doubtful accounts and losses on debt restructuring rose by Baht 663 million, due to the Bank's new provisioning policy introduced in the third quarter of 2005. Under the new policy, provisions for non-performing loans are being specifically determined by the nature of loans and related factors, such as debt servicing ability, fair value of collateral, default history and loss severity. Provisioning on performing loans is assessed based upon general factors, such as default history and loss severity, credit risk, economic conditions, and management experience. For corporate loans, provisioning is determined on a case-by-case basis, while provisioning for retail loans is determined on the basis of portfolios with similar risk characteristics.

❑ Non-interest Income

For the second quarter of 2006, the Bank's consolidated non-interest income was Baht 3,358 million, rising by Baht 254 million, or 8.18 percent, over the previous quarter. This was due mainly to an increase in fee and service income of Baht 154 million, or 7.01 percent, particularly from credit card, cash management and ATM-related transactions. In addition, gains on exchange rose by Baht 121 million, representing 41.87 percent over the preceding quarter.

In comparison to the same quarter of last year, the Bank's consolidated non-interest income increased by Baht 651 million, or 24.05 percent, due mainly to rising fee and service income from guarantee and avals and also other transactions totaling Baht 376 million, or 17.42 percent. Furthermore, gains on exchange increased by Baht 190 million, or 86.36 percent, over the same quarter of last year.

❑ Non-interest Expense

The Bank's consolidated non-interest expense for the second quarter of 2006 totaled Baht 5,961 million, up by Baht 496 million, or 9.08 percent, over the previous quarter. This was attributable to a rise in a premises and equipment expense of Baht

125 million, or 10.58 percent, over the previous quarter, as well as an increase in fee and service expense of Baht 181 million, or 31.05 percent, over the previous quarter. Other expenses were also up by Baht 202 million, or 34.24 percent, following higher advertising and marketing expenses.

Compared to the same period of last year, the Bank's consolidated non-interest expense rose Baht 1,041 million, or 21.16 percent. This was the consequence of increases in personnel expense of Baht 233 million, 14.70 percent higher; premises and equipment expense of Baht 154 million, 13.37 percent higher; as well as fee and service expense of Baht 337 million, 78.92 percent higher.

2.2 Financial Position Analysis

Financial Position

(Units: Million Baht)

	Jun 30, 2006	Mar 31, 2006	Change		Dec 31, 2005	Change	
			Million Baht	Percent		Million Baht	Percent
Assets	**844,568**	**891,602**	**(47,034)**	**(5.28)**	**837,309**	**7,259**	**0.87**
Liabilities and Shareholders' Equity							
- Total liabilities	762,139	809,630	(47,491)	(5.87)	759,193	2,946	0.39
- Total shareholders' equity	82,429	81,972	457	0.56	78,116	4,313	5.52
Total Liabilities and Shareholders' Equity	**844,568**	**891,602**	**(47,034)**	**(5.28)**	**837,309**	**7,259**	**0.87**

❑ Assets

As of June 30, 2006, the Bank's consolidated assets totaled Baht 844,568 million, dropping by Baht 47,034 million, or 5.28 percent, from the end of the first quarter. The items having significant changes are shown in the following:

- Interbank and money market items (on the asset side), as of June 30, 2006, were Baht 82,750 million, down by Baht 35,657 million, or 30.11 percent, from the end of the first quarter. Meanwhile, securities purchased under resale agreements, as of the end of June 2006, totaled Baht 1,000 million, falling by Baht 9,800 million, or 90.74 percent, from the end of the first quarter. Net investments, as of June 30, 2006, equaled Baht 81,678 million, decreasing by Baht 16,353 million, or 16.68 percent, from the end of the first quarter. These falling items were due mainly to the Bank's management of liquidity, as well as asset reallocation into loans.
- Loans, as of June 30, 2006, totaled Baht 634,670 million, rising by Baht 13,858 million, or 2.23 percent, over the end of the first quarter, due mainly to an increase in new loans (net of repayments) totaling Baht 16,378 million, whereas loan write-offs amounted to Baht 2,520 million.

In comparison to the end of 2005, the Bank's total consolidated assets rose by Baht 7,259 million, or 0.87 percent. The items having significant changes are as follows:

- Interbank and money market items (on the asset side), as of June 30, 2006, increased by Baht 16,821 million, or 25.51 percent, over the end of 2005. However, securities purchased under resale agreements, as of the end of June 2006, fell by Baht 8,500 million, or 89.47 percent, from the end of

2005. Net investments, as of June 30, 2006, also dropped by Baht 17,886 million, or 17.96 percent, from the end of 2005. The decreases in both securities purchased under resale agreements and net investments reflected the Bank's liquidity management and reallocation of assets into loans.

- Loans, as of June 30, 2006, increased by Baht 7,724 million, or 1.23 percent, over the end of 2005, due mainly to an increase in new loans (net of repayments) totaling Baht 11,220 million, whereas loan write-offs amounted to Baht 3,213 million.

❑ Liabilities and Shareholders' Equity

Consolidated liabilities of the Bank, as of June 30, 2006, totaled Baht 762,139 million, declining by Baht 47,491 million, or 5.87 percent, from the end of the first quarter. Consolidated liabilities that changed significantly are as follows:

- Deposits, as of June 30, 2006, equaled Baht 685,349 million, falling by Baht 40,642 million, or 5.60 percent, from the end of the first quarter, due in large part to a decrease in savings and 3-month fixed term deposits totaling Baht 42,179 million and 25,525 million, respectively.
- Borrowing, as of June 30, 2006, totaled Baht 33,543 million, down by Baht 530 million, or 1.56 percent, as a result of Baht 409 million and 121 million decreases in short-term and long-term borrowing, respectively.

Compared to the end of 2005, total consolidated liabilities of the Bank, as of June 30, 2006, increased by Baht 2,946 million, or 0.39 percent. Consolidated liabilities that changed significantly are as follows:

- Deposits, as of June 30, 2006, however, dropped by Baht 3,173 million, or 0.46 percent, from the end of 2005.
- Borrowing, as of June 30, 2006, rose by Baht 6,557 million, or 24.30 percent, over the end of 2005, due mainly to a Baht 7,121 million increase in short-term borrowing.

As of June 30, 2006, total consolidated shareholders' equity was Baht 82,429 million, increasing by Baht 457 million, or 0.56 percent, over the end of the first quarter, and by Baht 4,313 million, or 5.52 percent, over the end of 2005. This was due mainly to the Bank's continuing profits. Meanwhile, in the first half of 2006, the Bank paid out dividends on the 2005 net profit to our shareholders.

❑ Relationship Between Sources and Uses of Funds

As of June 30, 2006, the funding structure as shown in the Consolidated Financial Statement comprised Baht 762,139 million in liabilities and Baht 82,429 million in shareholders' equity, resulting in a debt-to-equity ratio of 9.25. The major source of funds on the liabilities side was deposits, which accounted for 89.92 percent of the total. Other sources of funds included interbank and money market items and borrowing, which accounted for 2.09 percent and 3.97 percent of the total, respectively.

The Bank and subsidiaries' major use of funds was loans. As of June 30, 2006, loans amounted to Baht 634,670 million, resulting in a loan-to-deposit ratio of 92.61 percent. For the remaining liquidity, the Bank has invested in various liquid assets such as interbank and money market items, securities purchased under resale agreements and investments in securities.

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The major sources and uses of funds as of the end of June 2006 are categorized by their contractual maturity periods in the following table:

The Bank and its Subsidiaries' Major Sources and Uses of Funds

(Units: Million Baht)

	Deposits				Loans			
Period	**Jun 30, 2006**	**Percent**	**Dec 31, 2005**	**Percent**	**Jun 30, 2006**	**Percent**	**Dec 31, 2005**	**Percent**
≤ 1 year	677,560	98.86	678,980	98.72	397,985	62.71	396,745	63.28
> 1 year	7,789	1.14	8,801	1.28	236,685	37.29	230,201	36.72
Total	**685,349**	**100.00**	**687,781**	**100.00**	**634,670**	**100.00**	**626,946**	**100.00**

The Bank and subsidiaries' deposits with remaining maturities of less than, or equal to, one year at the end of June 2006 totaled Baht 677,560 million, decreasing by Baht 1,420 million, or 0.21 percent, from the Baht 678,980 million at the end of 2005. Deposits with remaining maturities of over one year at the end of June 2006 were Baht 7,789 million, falling by Baht 1,012 million, or 11.50 percent, from the Baht 8,801 million at the end of 2005.

At the end of June 2006, the Bank and subsidiaries had loans with remaining maturities of less than, or equal to, one year totaling Baht 397,985 million, rising by Baht 1,240 million, or 0.31 percent, over the Baht 396,745 million at the end of 2005. Loans with remaining maturities of over one year amounted to Baht 236,685 million, increasing by Baht 6,484 million, or 2.82 percent, over the Baht 230,201 million at the end of 2005.

From the above table, it can be seen that, as of June 30, 2006, deposits with remaining maturities of less than or equal to one year were larger than loans with remaining maturities of less than or equal to one year. This is considered normal for commercial banks in Thailand, as they normally fund their lending or investments in long-term assets from short-term liabilities. However, since most deposits are renewed when they reach maturity, it is likely that they will remain with the Bank longer than their stated contractual term, thereby helping to support funds for the Bank's lending.

To enhance the flexibility and variety of our funding structure, as well as to provide more alternatives in investments to the public and the Bank's depositors, the Bank has issued short-term debentures Project 1/2006, Project 1/2005 and Project 2/2005, totaling Baht 13,387 million, as of June 30, 2006.

❑ Investments

The Bank's and subsidiaries' investments in securities consist of trading investments, available-for-sale investments, debt instruments held to maturity, and investments in subsidiaries and associated companies. A review of investments is carried out when there is a factor, as determined by accounting standards, indicating that an investment might have become impaired. Investments in securities, classified by the type of investment, as of the end of June 2006, are shown below:

Investments

(Units: Million Baht)

Type of Investments	Jun 30, 2006	Percent	Mar 31, 2006	Percent	Dec 31, 2005	Percent
Debt Instruments	**75,910**	**92.94**	**91,704**	**93.55**	**92,402**	**92.81**
Government and State Enterprise Securities						
• Trading investments	6,017	7.37	3,090	3.15	1,155	1.16
• Available-for-sale investments	30,342	37.15	35,145	35.85	26,125	26.24
• Held-to-maturity investments	11,718	14.35	16,727	17.06	21,708	21.80
Private Enterprise Debt Instruments						
• Available-for-sale investments	1,742	2.13	1,786	1.82	2,178	2.19
• Held-to-maturity investments	1,001	1.23	181	0.18	223	0.22
Foreign Debt Instruments						
• Available-for-sale investments	17,219	21.08	26,427	26.96	27,522	27.64
• Held-to-maturity investments	7,871	9.64	8,348	8.52	13,491	13.55
Equity Securities	**5,768**	**7.06**	**6,327**	**6.45**	**7,163**	**7.19**
Trading Investments	238	0.29	241	0.25	-	-
Available-for-sale Investments	919	1.13	1,134	1.16	1,086	1.09
General Investments	4,112	5.03	4,480	4.57	5,626	5.65
Investments in Subsidiary and Associated Companies	499	0.61	472	0.48	451	0.45
Total Investments – Net	**81,678**	**100.00**	**98,031**	**100.00**	**99,565**	**100.00**

❑ Liquidity

Cash and cash equivalents, according to the Bank's consolidated financial statement at the end of June 2006, totaled Baht 14,372 million, decreasing by Baht 541 million from the end of 2005, due to the following activities:

- Net cash used in operating activities totaled Baht 17,063 million, as a result of changes in key operating assets and liabilities. Interbank and money market items (on the asset side) increased by Baht 16,809 million, despite a Baht 8,500 million drop in securities purchased under resale agreements. Loans increased by Baht 10,801 million, while deposits and interbank and money market items (on the liabilities side) fell by Baht 3,173 million and Baht 1,848 million, respectively. At the same time, short-term borrowing showed an increase of Baht 7,121 million.
- Net cash from investment activities was Baht 19,259 million. This amount comprised cash received from the disposal of available-for-sale investments totaling Baht 63,894 million, cash received from the redemption of debt instruments held to maturity totaling Baht 16,365 million, cash payments for available-for-sale investments of Baht 57,157 million, and cash payments for debt instruments held to maturity of Baht 2,929 million.
- Net cash used in financial activities totaled Baht 2,737 million, due mainly to the Bank's dividend payments in the second quarter of 2006.

❑ Capital Expenditures

To enhance service efficiency, during the second quarter of 2006, the Bank's capital expenditures were spent primarily on information technology (IT), totaling

Baht 1,145 million. Capital expenditures in other fixed assets were Baht 225 million.

2.3 Capital Requirements and Credit Ratings

❑ Capital Funds

As of June 30, 2006, the Bank and its subsidiary companies had a capital base of Baht 97,554 million, comprising Tier-1 capital totaling Baht 65,882 million, and Tier-2 capital totaling Baht 31,672 million. The capital adequacy ratio of the Bank and Phethai AMC equaled 15.51 percent, significantly above the BOT's minimum requirement of 8.50 percent. Details of the capital adequacy ratio of the Bank and our AMC are as follows:

Capital Adequacy Ratio *

(Units: Percent)

Capital Funds **	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005	Sep 30, 2005	Jun 30, 2005
Tier-1 Capital	10.47	9.94	9.53	9.58	8.50
Tier-2 Capital	5.03	5.12	4.93	4.93	5.00
Total Capital Requirements	**15.51**	**15.07**	**14.47**	**14.51**	**13.50**

Note: *These ratios do not include the net profits of each accounting period. According to BOT regulations, the net profit of the first half of the year shall be included in capital after approval by the Bank's Board of Directors. The net profit for the second half of the year shall be included in capital after approval by a General Meeting of Shareholders. However, if there is a net loss, the loss must be deducted from capital immediately.

**Based on risk assets of the Bank and its AMCs. However, from the first quarter of 2006 onward, only risk assets of the Bank and Phethai AMC are included in calculations, as Ploy AMC has been closed down and is being liquidated.

Capital Adequacy Ratio
(Including the net profit of each accounting period)

(Units: Percent)

Capital Funds	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005	Sep 30, 2005	Jun 30, 2005
Tier-1 Capital	11.62	11.53	10.50	10.14	9.71
Tier-2 Capital	5.03	5.12	4.93	4.93	5.00
Total Capital Requirements	**16.66**	**16.65**	**15.43**	**15.07**	**14.71**

❑ Maintenance of Ratios

The Bank maintains liquid assets, on average, of at least 6.00 percent of deposits and borrowing, in compliance with BOT regulations. As of June 30, 2006, the Bank had cash, cash at Cash Operation Units, and deposits at the BOT, including eligible securities, totaling Baht 61,858 million.

❑ Credit Ratings

At the end of June 2006, the Bank's credit ratings given by Moody's Investor Services, Standard & Poor's, and Fitch Ratings remained unchanged from the end of December 2005. Details are shown in the following table.

KASIKORNBANK's Credit Ratings

Credit Ratings Agency	Jun 30, 2006
Moody's Investors Services ***	
Long-term - Debt	n.a.*
- Subordinated Debt	Baa2
- Deposits	Baa1 **
Short-term - Debt/Deposits	P-2
Outlook	Stable
Bank Financial Strength Rating (BFSR)	D
Outlook for BFSR	Positive
Standard & Poor's ***	
Long-term - Debt	BBB
- Subordinated Debt	BBB-
Bank Fundamental Strength Rating (BFSR)	C
Short-term - Debt/Deposits	A-2
Outlook	Stable
Fitch Ratings ***	
International credit ratings	
Long-term - Debt	BBB+
- Subordinated Debt	BBB
Individual	C
Support	2
Short-term - Debt/Deposits	F2
Outlook	Stable
National credit ratings	
Long-term - Debt	AA(tha)
- Subordinated Debt	AA-(tha)
Short-term - Debt/Deposits	F1+(tha)
Outlook	Stable

Note: * Moody's Investor Services does not assign ratings to the Bank's long-term debt.

** Long-term deposits are rated only by Moody's Investor Services.

*** The base levels for investment grade on long-term credit ratings for Moody's Investors Services, Standard & Poor's, and Fitch Ratings are Baa3, BBB- and BBB-, respectively. For short-term credit ratings, the base levels for investment grade as viewed by these three agencies are P-3, A-3, and F3, respectively.

3. Operations of Core Businesses

3.1 Corporate Business Operations

❑ Changes in the Operating Environment

During the first half of 2006, demand for loans from medium and large corporations staggered in tandem with the cooling economy, which was a result of several negative factors, including higher oil prices, rising inflation and political instability. Meanwhile, the Bank of Thailand announced a new guideline, effective April 3, 2006, for fees on collections and payment services. The objective of this guideline is to better reflect banks' operating costs in these services, and be in line with international payment standards. As a result, more customers have switched from conventional check payments to electronic payment channels. As for bancassurance business, banks and other financial institutions have shifted their focus to corporate customers, following increasingly intense competition in the retail segment.

❑ Business Operations in the First Half of 2006

The Bank's Corporate Business Operations during the first half of 2006, classified by customer segment and product group, are summarized as follows:

<u>Customer Segment</u>

- **Multi-Corporate Business**

During the first half of 2006, the Bank proceeded with our plan to increase fee-based income from the money and capital markets. This was achieved using end-to-end products covering all aspects of customers' supply chains. Of note are our new "Supplier Finance" and "Dealer Finance" loan facilities. Other products also include cash management, as well as foreign exchange and financial advisory services. Meanwhile, bank/customer relationships have been fostered via various activities, including seminars and workshops.

- **Large Corporate Business**

In the first half of 2006, the Bank achieved continued growth in interest income, which was due to satisfactory loan extension, particularly in trade finance, to industries that were able to maintain healthy growth, particularly electronics, automobiles and agriculture. In addition, the Bank's wide range of end-to-end products and services – covering working capital financing, capital expenditure loans and trade finance, as well as cash management and foreign exchange services – has enabled us to meet the needs of customers in targeted segments. To further increase fee-based income, the Bank, through KASIKORNBANKGROUP, is expanding business and customer bases into the securities business via KASIKORN SECURITIES PCL., and leasing business via KASIKORN LEASING CO., LTD. As for marketing activities, the Bank has continued to cultivate close relationships with our customers by arranging several campaigns and programs, including seminars, which, we believe, will be useful for our customers' business development.

<u>Product Groups</u>

- **Domestic Credit Products and Letters of Indemnity-Borrowing**

During the first half of 2006, the Bank continued to improve our existing products and extend our business base to reach new potential customers. New products were also launched to better meet customer needs. Meanwhile, the Bank, in cooperation with foreign bank branches, has also provided loan facilities for foreign

direct investors operating in the country. Furthermore, our work and credit procedures have been upgraded and streamlined for higher operational efficiency and better service. Of note is our work on approval procedures for the Bank's pre-approved credit facilities, which, we believe, will result in greater customer satisfaction through faster service. Besides this, the Bank's credit-risk management operations have been upgraded with an improved database on customer cash flows that will help us assess risks in a more accurate and timely fashion.

- **Trade Finance**

The Bank's international trade transactions continued to grow at a satisfactory pace during the first half of this year. While our export transactions have grown in line with the country's exports, the Bank's import transactions have outpaced the country's import growth. Also, the Bank's trade finance lending, both for imports and exports, continued to register broad-based growth in all customer groups, particularly in our key customer base of medium and large corporations. As for fee-based income, satisfactory growth has also been witnessed, particularly from letters of credit products, following an expansion in the country's international trade volume.

- **Cash Management**

In response to the BOT's new guideline on collection and payment fees, the Bank has implemented several promotional activities through direct marketing, as well as product and service developments via our branch and electronic channels, with the aim of increasing payment and fund transfer transaction volumes through our "K-SurePay" services. In addition, the Bank has established product development plans covering collections, payments and liquidity management services, which, we believe, will help us better meet customer needs in all groups. Meanwhile, the Bank also offers extra services to customers with the aim of helping them increase returns on their excess cash flows. Besides this, marketing activities have been launched nationwide to promote our cash management services via electronic channels, while new branches have also been set up in business districts for greater customer convenience, as well as for the Bank's sales and marketing activities.

- **Securities Services**

In the first half of 2006, the Bank's securities services enjoyed satisfactory growth with income growth exceeding targets. In particular, we witnessed continuing growth in custodial services for mutual funds, especially funds investing in short-term debentures which have attracted savings from the lackluster stock market following rising interest rate trends. As for the Bank's custodial services, we have witnessed spectacular growth due to customers switching from other banks to our services. In custodial services for provident funds, the Bank has maintained our market share leadership. At the same time, our registrar services for unit trusts and debentures have registered higher growth, due to launches of new mutual funds. As for our K-Agency services -- in which the Bank operates as a syndicated loan agency, as well as a collateral agency for syndicated loan programs and as a bondholder representative -- the business has been affected by the economic slowdown and the delays in the public sector's large-scale investment projects. However, the Bank has been able to generate fee income from other services to compensate for the slowdown in this business.

- **Bancassurance Services**

In the first half of 2006, after successful pilot projects, the Bank launched new insurance products that are bundled with other conventional Bank products. Examples include life insurance products that come with our loan facilities, and the

"Payroll Plus" service, wherein group accident insurance products are offered along with the Bank's payroll services. In addition, other bundled products are already in the pipeline, such as insurance products for properties (used as collateral) that will be offered along with the Bank's long-term loan products, and marine insurance that will be offered with trade finance services.

❑ Financial Position

The Bank's corporate business loans -- classified by customer segment and product group as of June 30, 2006, compared to the end of 2005 -- are shown as in the following:

Corporate Business Loans Classified by Customer Segment

(Units: Million Baht)

	Percent of Total Corporate Business Loans	Loans		Change	
		Jun 30, 2006	Dec 31, 2005	Million Baht	Percent
Corporate Business Loans	**100.00**	**218,347**	**220,611**	**(2,264)**	**(1.03)**
Customer Segment					
Multi-Corporate Business Segment	40.25	87,876	89,024	(1,148)	(1.29)
Large Corporate Business Segment	59.75	130,471	131,587	(1,116)	(0.85)

As of the end of June 2006, total corporate business loans, under the supervision of the Corporate Business Division, equaled Baht 218,347 million, falling by Baht 2,264 million, or 1.03 percent, from the end of 2005. Categorized by customer segment, Multi-Corporate Business Segment and Large Corporate Business Segment' loans dropped by 1.29 and 0.85 percent from the end of 2005, respectively. This was attributable to easing loan growth in food and beverages, garments, as well as hire-purchase and leasing businesses, while the delay in public sector investments, due to political uncertainty, has also hurt demand for corporate business loans.

Corporate Business Loans Classified by Product Group

(Units: Million Baht)

	Percent of Total Corporate Business Loans	Loans		Change	
		Jun 30, 2006	Dec 31, 2005	Million Baht	Percent
Corporate Business Loans	**100.00**	**218,347**	**220,661**	**(2,264)**	**(1.03)**
Product Group					
Domestic Credit Products	74.89	163,495	168,679	(5,184)	(3.07)
Trade Finance	24.54	53,583	49,402	4,181	8.46
BIBF	0.54	1,181	2,438	(1,257)	(51.56)
Other Loans	0.03	88	92	(4)	(4.35)

Categorized by product group, as of the end of June 2006, trade finance loans showed the highest loan growth of 8.46 percent over the end of 2005, particularly in plastic, electronics and rubber businesses. However, BIBF loans dropped by 51.56 percent from the end of 2005, as the weak U.S. Dollar trend accelerated debt repayments by customers.

3.2 SME Business Operations

❑ Changes in the Operating Environment

Despite healthy performance in exports and the service sector, the Thai economy, being weighed down by a host of negative factors, cooled during the first half of 2006. SME customers were hurt not only by this economic slowdown, but also by a lack of competitiveness relative to larger business enterprises. Still, competition in the SME segment has remained intense, as banks and other loan providers, attracted by higher profit margins, have continued to aggressively expand their customer bases.

❑ Business Operations in the First Half of 2006

Amid the intense competition, the Bank has set clear directions for business, with an emphasis on continuously extending our own customer base, maintaining cordial relationships with current customers, as well as introducing new sales and service channels to customers for better service coverage. During the first half of 2006, the Bank continued to develop and improve our complete range of SME products with a special emphasis on bundled products. Of note were our "Klean Credit", which is a non-collateralized loan product, and "K-Max", which offers credit lines exceeding the customer's collateral value. For medium-enterprise customers, we have offered "Payroll Plus" and "O/D Plus". The former is an insurance product, while the latter is an overdraft facility -- both come with cash management services. At the same time, focus has been placed on fostering better bank/customer relationships through various marketing programs, which, we believe, will enhance our reputation as a modern, customer-oriented bank. Among our marketing campaigns, there were seminars and advisory services provided to business customers. Special credit lines were also offered to selected customers with business potential.

❑ Financial Position

The Bank's SME business loans -- classified by customer segment and product group as of June 30, 2006, compared to the end of 2005 -- are shown as in the following:

SME Business Loans Classified by Customer Segment

(Units: Million Baht)

	Percent of Total SME Business Loans	Loans		Change	
		Jun 30, 2006	Dec 31, 2005	Million Baht	Percent
SME Business Loans	**100.00**	**238,164**	**231,621**	**6,543**	**2.82**
Customer Segment					
Medium-Enterprise Segment	60.97	145,199	144,795	404	0.28
Small-Enterprise Segment	24.63	58,655	52,301	6,354	12.15
Micro-Business Segment	14.41	34,310	34,525	(215)	(0.62)

As of the end of June 2006, SME business loans, under the supervision of the SME Business Division, totaled Baht 238,164 million, up by Baht 6,543 million, or 2.82 percent over the end of 2005. Categorized by customer segment, the Small-Enterprise Segment recorded the highest loan growth of 12.15 percent over the end of 2005, particularly in construction materials, electronics parts, vehicle parts, chemical

mw

and pulp production businesses. Meanwhile, loans in the Medium-Enterprise and Micro-Business Segments reported insignificant changes from the end of 2005.

SME Business Loans Classified by Product Group

(Units: Million Baht)

	Percent of Total SME Business Loans	Loans		Change	
		Jun 30, 2006	Dec 31, 2005	Million Baht	Percent
SME Business Loans	**100.00**	**238,164**	**231,622**	**6,543**	**2.82**
Product Group					
Domestic Credit Products	94.82	225,827	219,743	6,085	2.77
Trade Finance	5.14	12,235	11,821	414	3.50
BIBF	0	0	0	0	0
Other Loans	0.04	102	58	44	75.86

Categorized by product group, as of the end of June 2006, domestic credit products received the largest loan extension, totaling Baht 6,085 million over the end of 2005, followed by trade finance loans which grew Baht 414 million over the end of 2005.

3.3 Retail Business Operations

❑ Changes in the Operating Environment

Credit Cards

Despite consumers' belt tightening during the first half of 2006 -- which was in tandem with the economic slowdown due to political uncertainty, higher oil prices and rising interest rates -- competition in the credit card business remained intense. This was evident in various campaigns launched by card providers in promoting credit card spending, as well as expanding their market shares of card holders and card-accepting stores. While the use of price competition in the card-accepting business seemed to moderate in the second quarter, bundled products, such as those bundled with trade finance products, have emerged as a more prominent sales strategy of choice.

Deposits and Fee-based Income

During the first half of 2006, deposit competition among major commercial banks was fierce, especially through special accounts offering attractive rates. In the foreign exchange activities, banks continued to improve their service quality and set up more foreign exchange booths, despite the fact that the overall market condition was hurt by the ongoing political turmoil and slower, out-of-season, tourism activities.

Mutual Fund Business

Competition in the mutual fund business heightened as more Foreign Investment Funds (FIFs) were launched by asset management companies to fulfill their allocations from the Securities and Exchange Commission. These FIF allocations were originally scheduled to expire in July, but were later extended to year-end 2006.

Electronic Banking Services

During the first half of 2006, competition among banks to grasp larger market shares intensified as banks employed various sales and marketing strategies. This was especially true in mobile phone banking services, for which banks did heavy

advertising on websites. However, the intense competition has resulted in electronic banking services now playing greater roles in the financial service business. At the same time, new non-bank players, such as telecommunication companies, have entered the market as well. The presence of these new players means that commercial banks will inevitably face increasingly tough competition in the near future.

❑ Business Operation in the First Half of 2006

During the first half of 2006, the Bank's progress in product and service developments included the following:

Product Group

- **Bancassurance Business**

During the first half of 2006, the Bank introduced KBank UL-1, which is a universal life insurance product providing a balance between investment, savings and life insurance. Also, the Bank, in cooperation with Phatra Insurance Public Co., Ltd., offered personal accident insurance to our credit card customers. Meanwhile, the Bank's cross-selling channels have been improved. A notable example was Ruang Khao Pithaksin -- a project for cross-selling a property insurance product -- which was offered to our housing loan customers, via both direct marketing and telemarketing channels. At the same time, several marketing campaigns through various media, such as radio programs and short movies, have been launched for greater customer awareness of the Bank's products.

- **Consumer Loans**

Amid heightened competition to grasp greater market shares of housing loans, despite the economic slowdown and rising interest rates, the Bank has moved forward with the launch of several promotional campaigns. For example, through collaboration with our alliance partners, a new mortgage product that comes with home maintenance and personal management services has been introduced, following earlier success of a similar product that comes with laundry and cleaning services. In addition, a book titled "La Maison", offering numerous privileges to the Bank's customers, and TOT Magazine, providing traveling guides and introducing customers to the Bank's various marketing activities, have been distributed to our Home Smiles Club members.

- **Credit Cards**

During the first half of 2006, the Bank continued to organize various marketing campaigns to increase our customer base and encourage credit card spending. In addition to the Bank's promotional campaigns held at leading department stores, of note is our STAAward program, which was a sales competition event held through the Bank's branches. Through more alliance partners, the Bank has extended our Smart Billing program for greater customer convenience and satisfaction. In the area of card-accepting business, Electronic Data Capture (EDC) machines have been installed for merchants at various trade fairs, and the number of EDC-equipped stores ready for chip-embedded credit cards has increased. Since the second quarter, the Bank has offered EDC machines, through rental services, to small businesses. This new EDC-rental service should result in more fee income and an investment reduction for us, while the stores' risk of encountering fake credit cards is also reduced.

- **Deposits and Fee-based Income**

In addition to offering special deposit products with competitive interest rates, the Bank, during the first half of 2006, launched a new "Transfer Alert" service, in which fund transfers executed at our ATMs are confirmed to recipients through

mobile phone SMS service. In foreign exchange activities, the Bank has set up ten additional foreign exchange booths, bringing the total to forty-four, as of the second quarter of 2006. Moreover, different promotional campaigns were organized at different locations to better suit customers' unique needs.

- **Mutual Fund Business**

During the first half of the year, the Bank, in cooperation with KASIKORN ASSET MANAGEMENT CO., LTD., launched eleven mutual funds, comprising funds investing in the government short-term fixed-income securities and capital securities, as well as funds investing in the public sector's fixed-income securities and the Bank's short-term debentures. Besides this, the Bank has launched a new "K–Invest" service, through which mutual fund customers can now transact their purchases, sell or switch funds via the KAsset website[3], for greater convenience.

Sales and Service Channels

- **Branch Network**

To better serve our customers, the Bank, during the first half of 2006, set up seventeen new branches in Bangkok and the Metropolitan Area, as well as upcountry.

- **K-Contact Center**

In the first half of 2006, the Bank set up PROGRESS SERVICE SUPPORT CO. LTD., to prepare staff for the Bank's sales and service operations via various channels. Also, services at the K-Contact Center have been further improved. For example, customers are now able to set their phone codes via an automatic function, thus improving their transaction security through the Bank's various channels. Besides this, for greater service efficiency, a special team of K-Contact personnel has been established to assist the Bank's customers, especially SME customers, in various marketing activities.

- **Electronic Banking Services**

1. K-ATM, K-CDM and K-PUM

K-ATM

As of June 30, 2006, the number of the Bank's ATMs was about 2,580 units, up from 1,962 units as of year-end 2005. During the first half of the year, the external appearance of our ATMs was changed to match the Bank's new **K Excellence** concept. In addition, since April 2006, our electronic network has been made ready to support the Bank's K-mPay service through our ATMs. Also, the Bank, since May 2006, has added an SMS confirmation service to supplement our fund transfer service at K-ATMs.

K-CDM

The Bank's Cash Deposit Machines, as of the second quarter of 2006, totaled about 130 units, up from 124 units at the end of 2005.

K-PUM

The Bank's Passbook Update Machines, as of the second quarter of 2006, totaled about 320 units, up from 312 units at the end of 2005. Moreover, our K-PUMs have been upgraded to be able to show on-screen information on the Bank's products, services and events, like our K-ATMs.

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[3] Subject to conditions of service dictated by each fund.

2. Internet Banking

K-Cyber Banking

As of June 2006, the number of users of the Bank's K-Cyber Banking service for individual customers had increased 26.78 percent over the end of last year. Also, to achieve the highest security standards for our K-Cyber Banking service, the Bank was the first to implement Two-Factor Authentication technology, featuring One-Time Passwords (OTP).

K-Biznet Banking

The number of users of our K-Biznet Banking service for small-business customers, as of June 2006, registered a growth rate of 19.59 percent over the end of 2005. New security features, such as additional check information for current account customers, were added to the Bank's K-Biznet service. The Bank's network has also been upgraded for greater stability, making it ready for a rising number of users. Recurring Fund Transfer service, in which customers can make regular fund transfers up to 3 months in advance, was launched. Besides this, since April 2006, the Media Clearing Fee for fund transfers has been re-configured into three levels according to the volume of transactions conducted, with a transfer ceiling volume set for each group of customers.

3. K-mPay

During the first half of 2006, the Bank's K-mPay service enjoyed 946.27 percent growth over the end of last year. The Bank also improved our information systems for better service coverage and a rising volume of transactions. For greater customer convenience, since the second quarter, applications for K-mPay service can be made through the Bank's ATMs, in addition to the conventional branch channel.

4. K-Payment Gateway

The Bank's payment service for online business has recorded growth of 71.32 percent over the end of 2005 in the number of stores using our services. This was due to our continuing improvements in security and our commitment to product development. In addition, training on key topics, such as online payments, fraud prevention and security issues, was provided for the Bank's customers. For greater convenience and better service, the Bank's system was upgraded to provide full support to customers of other banks who switch to KBank's service.

❑ Financial Position

- **Loans**

Retail Business Loans Classified by Product

(Units: Million Baht)

	Percent of Total Retail Business Loans	Loans		Change	
		Jun 30, 2006	Dec 31, 2005	Million Baht	Percent
Retail Business Loans	**100.00**	**84,444**	**81,600**	**2,843**	**3.48**
Housing Loans	79.99	67,549	65,415	2,134	3.26
Credit Card Loans	15.29	12,911	12,568	343	2.73
Consumer Loans	4.72	3,984	3,617	366	10.12

As of June 30, 2006, total retail business loans, under the supervision of the Retail Business Division, were Baht 84,444 million, increasing by Baht 2,843 million, or 3.48 percent, over the end of 2005. The increase in the Division's total loans during the first half of 2006 was due mainly to a Baht 2,134 million increase in housing loans.

However, in terms of percent change, the product with the highest growth was consumer loans which grew by 10.12 percent over the end of 2005.

- **Deposit Products**

Proportion of Deposits Classified by Product Group

(Under the Retail Business Division)

(Units: Million Baht)

	Percent of Total Deposits	Deposits		Change	
		Jun 30, 2006	Dec 31, 2005	Million Baht	Percent
Total Deposits	**100.00**	**559,788**	**571,374**	**(11,586)**	**(2.03)**
Current Accounts	2.25	12,606	14,130	(1,524)	(10.79)
Savings Accounts	47.36	265,104	316,527	(51,423)	(16.25)
Fixed-Term Deposit Accounts	50.39	282,078	240,717	41,362	17.18
From 3 months to less than 6 months	30.59	171,237	180,526	(9,288)	(5.15)
From 6 months to less than 1 year	12.46	69,735	16,458	53,278	323.72
From 1 year to less than 2 years	6.32	35,365	34,613	753	2.17
More than 2 years	1.03	5,740	9,120	(3,380)	(37.06)

As of June 30, 2006, the Retail Business Division's total deposits amounted to Baht 559,788 million, decreasing by Baht 11,586 million, or 2.03 percent, from the end of 2005. This was due mainly to a fall in savings deposits. However, fixed-term deposits increased, with those in the tenors of 6 months to less than 1 year reporting the largest gain in terms of percent change over the end of 2005, due to the launch of the Bank's special fixed-term deposit accounts in the first half of 2006.

3.4 Capital Markets Business Operations

❑ Changes in the Operating Environment

During the first half of 2006, the Thai government bond yield curve flattened due to a decline in the medium- to long-term yields after concerns about interest rate hikes both at home and abroad eased. However, yields on government securities with maturities less than one year have continued to rise, in tandem with the BOT's benchmark rate. Although the flattened yield curve should have encouraged issuance of long-term corporate debentures, supply activities were rather subdued due to an investor preference for short-term notes.

In foreign exchange activities, volatility has ruled the markets. At the same time, the Baht has moved without a clear direction. While the Baht has been under pressure from ongoing political uncertainties, it has nevertheless gained support from an expectation that the U.S. Dollar may revert to a downward trend after the Federal Reserve is done with its interest rate tightening.

❑ Business Operations in the First Half of 2006

- **Corporate Finance**

Despite the slowdown in corporate debenture supplies in the first half of 2006, the Bank has retained our leadership as a top underwriter of debentures. The Capital Markets Business Division also successfully underwrote the issuance of the Bank's debentures and "K-Smart Note" with a maturity of 1 year and 11 months. Besides this, the Bank issued the "K-Smart Equity Linked Note", which provides an opportunity for upside gains linked to the SET50 index without downside risks if the index declines, to customers who want extra gains from investments but want to limit the downside risk.

- **Currency and Interest Rate Risk Management Products**

Due to the volatility in foreign exchange during the first half of the year, customers sought protection through the Bank's risk management products, which resulted in an increase in income from currency risk management. Similarly, the rising trend in interest rates, which has prompted corporate customers to hedge their interest rate risks, has resulted in a rise in our income from interest rate risk management, as well.

3.5 Treasury Operations

❑ Changes in the Operating Environment

During the first half of 2006, interest rates, both at home and abroad, were still on upward trends. While the Bank of Thailand increased its 14-day repurchase rate from 4.00 percent at year-end 2005 to 5.00 percent in June 2006, the U.S. Federal Reserve also raised its Fed Funds rate from 4.25 percent to 5.25 percent during the same period. Meanwhile, deposit competition intensified among large and medium-sized commercial banks, especially during the first quarter to early in the second quarter. Although this competition later moderated near the end of the second quarter, competition among smaller banks, mutual funds and life insurance companies continued through the offering of various savings products with attractive returns.

❑ Business Operations in the First Half of 2006

Amid the changing market environment as a result of the intense deposit competition in the financial institution system, the Central Treasury Department was able to provide liquidity management to the Bank through adjustments of the investment portfolio. Meanwhile, the Central Treasury Department continued its goal of managing liquidity exclusively for the Bank (i.e., the Banking Book) with the aim of achieving maximum benefit of the Bank's investments within appropriate risk levels, and in line with the Bank's policies and governing authorities' rules and regulations. This is in addition to the Department's tasks of interest risk management, as well as liquidity management for the operations of the Bank's various business units, in accordance with the Bank's policies and BOT requirements.

❑ Financial Position and Operating Performance

As of June 30, 2006, the total investments of the Central Treasury Department were Baht 186,401 million, increasing by Baht 7,951 million, or 4.46 percent, over the end of the first quarter. Investments in the money market accounted for 53.89 percent of the total investments, while investments in the capital market accounted for the remaining 46.11 percent.

Central Treasury Department's Income

(Units: Million Baht)

Type of Transaction	Percent of Total Income	Q2-2006	Q1-2006	Change	
				Million Baht	Percent
Interest and Dividend Income*					
Interbank and money market items **	55.27	1,208	906	302	33.27
Investments	44.73	977	880	98	11.12
Total	**100.00**	**2,185**	**1,786**	**399**	**22.36**

Note: *The figures above are managerial figures.
**Including loans.

In the second quarter of 2006, the Central Treasury Department earned total income of Baht 2,185 million, increasing by Baht 399 million, or 22.36 percent, over

the first quarter of 2006. This was attributed to an increase in interest income from interbank and money market items (including loans) of Baht 302 million, as well as an increase in income from investments of Baht 98 million, due to the Bank's excess liquidity and increasing interest rates over the previous quarter.

4. Risk Management and Risk Factors [4]

4.1 Credit Risk Management

During the first half of 2006, various negative factors -- such as high oil prices and inflation, rising interest rates, volatility in the Baht, political uncertainty and rising foreign competition – have affected several industries, including garments, rice, property, construction, fisheries and transportation. In response to this, the Bank has closely monitored credit quality, as well as lending exposures with respect to the loan limits of these affected industries. In addition, the Bank has set clear policies and standards for credit analysis and underwriting, which help us better screen potential customers in accordance with our business targets. Meanwhile, our staff have been constantly updated on these matters, resulting in higher credit risk awareness in these affected industries. According to the Bank's survey in the five Northern provinces hit by flooding (Uttaradit, Sukhothai, Phrae, Nan and Lampang), losses were found to be only 0.54 percent of the total lending in these provinces. Still, the Bank has been working on relief measures for our customers who were hurt by this calamity.

In compliance with the Bank's new business structure, credit operations for SME customers have been restructured, resulting in an efficient, centralized framework for credit operations and debt collection procedures. These centralized credit operations should provide us with a platform for offering competitive credit products and services that truly meet customer needs. Furthermore, the Bank has extended standardized post-credit approval operations into the provinces, starting with the operations involving lending agreements and collateral documents. This nationwide implementation of standardized post-credit approval operations is expected to be completed by the end of 2006. These centralized units will result in uniform procedures nationwide for setting up credit lines, as well as maintaining lending agreements and collateral documents, which, we believe, will further strengthen our compliance with the new Basel II capital requirements.

Furthermore, in compliance with the Bank of Thailand's Consolidated Supervision framework, credit risk management principles and policies have been laid out for the entire KASIKORNBANKGROUP in a consistent and coherent fashion for the group's efficient credit underwriting operations.

In addition to domestic credit risk management, credit risk management procedures for international transactions have also been established, based on country risk ratings. Credit limits are determined for each country, and staff have been designated to closely monitor counter-parties' country risks. Reports are then made and submitted to the Bank's directors and executives on a regular basis.

- **Outstanding Loans**

As of June 30, 2006, the Bank's consolidated outstanding loans totaled Baht 634,670 million, increasing by 2.23 percent over the end of March, 2006.

As of June 30, 2006, 58.81 percent of the Bank's outstanding loans to customers were loans exceeding Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai AMC and the companies in ASIKORNBANKGROUP, accounted for Baht 38,174 million, or 6.06 percent of the Bank's total loan portfolio,

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[4] The details of overall Risk Management, Credit Risk, Market Risk, Liquidity Risk, Operational Risk Management, plus Preparations for a New Capital Accord 'Basel II', and Performance Measurements using Risk-adjusted Return on Capital (RAROC) and Economic Profit, can be viewed in the MD&A report for the year ended December 31, 2005.

which was not high. Classified by customer type, juristic persons accounted for 383,437 million, or 60.95 percent of outstanding loans, while sole proprietorships and individual customers accounted for the remaining 39.05 percent of total outstanding loans. In terms of maturities, credit with maturities of less than, or equal to, one year accounted for 63.90 percent of the Bank's total loans.

The Bank's Consolidated Lending Portfolio - Profile


Less than 20 MB
Over 20 MB
Credit Amount
As of June 30, 2006
41.20
58.81
As of March 31, 2006
41.74
58.26
As of December 31, 2005
41.17
58.83
Business Entities
Individual
Type of Customer
As of June 30, 2006
60.95
39.05
As of March 31, 2006
60.35
39.65
As of December 31, 2005
60.38
39.62
Less than or equal to 1 year
Over 1 year
Credit Maturity
As of June 30, 2006
69.90
36.10
As of March 31, 2006
63.30
36.70
As of December 31, 2005
64.56
35.44
0
20%
40%
60%
80%
100%

The Bank's consolidated lending portfolio, including accrued interest receivables, as of the end of June and March 2006, is depicted in the following:

The Bank's Consolidated Lending Portfolio (including Accrued Interest Receivables)


As of June 30, 2006
Others 7.52 %
Agricultural & Mining 3.01 %
Housing Loan 11.51 %
Utilities & Services 10.11 %
Real Estate & Construction 6.58 %
Manufacturing & Commerce 61.27 %
As of March 31, 2006
Others 7.32 %
Agricultural & Mining 2.88 %
Housing Loan 11.73 %
Utilities & Services 10.46 %
Real Estate & Construction 6.59 %
Manufacturing & Commerce 61.02 %

The Bank reviews loan portfolios on a monthly basis for growth and quality compared to those of competitors and the Bank's past performance. The focus is on matters such as industry concentration, the current situation in each industry,

credit exposure by product type and customer group, collateral, and on geographic spread.

In addition, we closely monitor and evaluate the effects of changing economic conditions, subject to oil price movements, as well as the upward direction of interest rates and inflation, that may be had on our credit quality. Extra attention has also been placed on credit extension in industries that are highly sensitive to such changes in economic conditions.

- **Non-performing Loans**

As of June 30, 2006, the Bank's consolidated NPLs stood at Baht 54,038 million, equal to 8.45 percent of the total outstanding credit, including that of financial institutions. For Bank-only NPLs, the amount totaled Baht 42,493 million, accounting for 6.70 percent of the total outstanding credit, including that of financial institutions. These NPL figures had dropped from the level at the end of March 2006, as shown in the table below.

Non-performing Loans

(Units: Million Baht)

Quarter Ending	Jun 30, 2006	Mar 31, 2006
The Bank's consolidated NPLs	54,038	54,826
Percent of total outstanding credit, including that of financial institutions	8.45	8.73
The Bank's NPLs	42,493	42,867
Percent of total outstanding credit, including that of financial institutions	6.70	6.89

In the second quarter of 2006, the Bank and its AMC entered into debt restructuring agreements with borrowers with pre-written-off outstanding debts totaling Baht 17,378 million. At the same time, the Bank-only pre-written-off outstanding debt amounted to Baht 14,962 million. The details of debt restructuring and losses from debt restructuring as of the end of June 2006 and the end of March 2006 are shown in the following table:

Debt Restructuring and Losses from Debt Restructuring

(Units: Million Baht)

Quarter Ending	Jun 30, 2006	Mar 31, 2006
Debt restructuring of the Bank and its AMC	17,378	7,979
Losses from debt restructuring	1,008	439
Debt restructuring of the Bank	14,962	6,185
Losses from debt restructuring	789	329

- **Allowance for Doubtful Accounts**

As of June 30, 2006, the Bank's consolidated allowances for doubtful accounts totaled Baht 36,115 million. This amount was equivalent to 153.89 percent of the level required by the BOT. As for Bank-only allowances for doubtful accounts, the amount stood at Baht 28,860 million, which was equivalent to 156.71 percent of the level required by the BOT.

- **Foreclosed Properties**

As of June 30, 2006, the Bank's consolidated foreclosed properties had a cost value of Baht 19,971 million, accounting for 2.36 percent of total assets. At the same time, Bank-only foreclosed properties had a cost value totaling Baht 14,580 million, accounting for 1.73 percent of total assets, while consolidated allowances for impairment of foreclosed properties stood at Baht 2,763 million, accounting for 13.84 percent of the cost value of foreclosed properties. As for Bank-only figures, allowances for impairment of foreclosed properties totaled Baht 2,336 million, accounting for 16.02 percent of the cost value of foreclosed properties. Current allowances, both consolidated and Bank-only, are believed to be sufficient to cover holding, maintenance and disposal expenses, and losses on the liquidation of foreclosed properties. The details of foreclosed properties and their associated allowances, as of the end of June and March 2006, are shown below.

Foreclosed Properties

(Units: Million Baht)

Quarter Ending	Jun 30, 2006	Mar 31, 2006
Consolidated foreclosed properties	19,971	20,139
Percent of total assets	2.36	2.26
Allowances for impairment of consolidated foreclosed properties	2,763	2,934
Percent of consolidated foreclosed properties	13.84	14.57
Bank-only foreclosed properties	14,580	14,750
Percent of total assets	1.73	1.65
Allowances for impairment of Bank-only foreclosed properties	2,336	2,526
Percent of Bank-only foreclosed properties	16.02	17.12

- **Phethai Asset Management Company Limited, and Ploy Asset Management Company Limited**

As of June 30, 2006, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 49,910 million, or 67.43 percent of the total initial unpaid principal balance, with an expected recovery rate of 51.00 percent. For Ploy AMC, all its assets were transferred to the Bank and Phethai AMC on March 15, 2005, making Ploy AMC's cumulative loans resolved/restructured equal to zero at the end of June 2006. The details of NPL resolving and/or restructuring over the past five quarters are shown in the table below.

Loans Resolved/ Restructured at Phethai Asset Management Company Limited and Ploy Asset Management Company Limited

(Units: Million Baht)

Quarter Ending	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005	Sep 30, 2005	Jun 30, 2005
Phethai Asset Management Company Limited					
Cumulative loans resolved/restructured	49,910	48,786	49,269	47,971	45,207
Percent of the total initial unpaid principal balance	67.43	65.92	66.57	64.81	61.10
Ploy Asset Management Company Limited					
Cumulative loans resolved/restructured	n.a.*	n.a.*	n.a.*	n.a.*	n.a.*
Percent of the total initial unpaid principal balance	n.a.*	n.a.*	n.a.*	n.a.*	n.a.*

Note: * On March 15, 2005, all assets of Ploy AMC were transferred to the Bank and Phethai AMC, making Ploy AMC's cumulative loans resolved/restructured equal to zero from the end of the first quarter onward. In the meantime, Ploy AMC is being liquidated.

4.2 Market and Liquidity Risk Management

Due to the new business framework of KASIKORNBANKGROUP, the Bank, during the first half of 2006, has extended market and liquidity risk management to cover the group's position. Moreover, written policy and operational guidelines have been used as a reference for both the Bank and KASIKORNBANKGROUP subsidiaries since the first quarter of 2006.

In managing liquidity risk, the Bank has issued short-term debentures with a total outstanding amount complying with approvals given by shareholders' meetings. Our goal is to promote a better-balanced structure of funding sources, as well as to provide more alternatives in investments to the Bank's customers amid the intense competition for deposits.

4.3 Other Risk Management

- **Risks from Guarantees and Avals**

Certain transactions with customers are in the form of guarantees on borrowing or performance, letters of credit, or avals on notes. Such transactions are considered to be forms of credit facilities, which require submission of collateral. Regarding risk controls in this area, the Bank uses the same criteria as those used in the Bank's normal credit approval processes. At the end of June 2006, the Bank's contingent obligations totaled Baht 72,753 million, compared to Baht 64,187 million at the end of the first quarter of 2006.

- **Risks Incurred from Contractual Obligations of Derivative Instruments**

The Bank conducts various derivative transactions as a tool for managing risks from fluctuations in exchange rates, interest rates and securities prices. To increase our income, the Bank also provides derivative instrument trading services to customers and business allies, as well as conducting our own derivative instrument trading in accordance with the Bank's policies. As of June 30, 2006, the Bank had foreign exchange contracts on the purchase side of Baht 174,690 million, with Baht 275,831 million on the sales side, compared to Baht 168,508 million and 310,919

mw

million, respectively, at the end of the first quarter of 2006. In addition, the Bank had interest rate contracts on the purchase side of Baht 194,668 million, and Baht 192,578 million on the sales side, compared to Baht 157,168 million and 156,898 million, respectively, at the end of March 2006.

- **Risks Related to Capital Adequacy**

As of June 30, 2006, the Bank's capital adequacy ratio, including risk assets of Phethai AMC, was at 15.51 percent, which is significantly above the BOT minimum requirement of 8.50 percent. Despite our strong belief that the current capital level is fairly sufficient to absorb possible impacts from changes in the economic environment, the Bank continues to monitor capital closely.

4.4 Preparations for a New Capital Accord 'Basel II'

In order to ensure that financial institutions' capital reserves adequately cover and better reflect risks, the BOT has designated that Basel II standards on capital adequacy shall be implemented by banking institutions in Thailand as of the year-end of 2008. Thai financial institutions, however, will begin reporting their capital adequacy according to the Basel II standards in parallel with present standards one year in advance of actual implementation. Currently, the BOT is in a process of discussions with local financial institutions prior to finalizing regulations by year-end 2006.

During the first half of 2006, preparations for Basel II compliance have proceeded as planned. Much work has been carried out by our Basel II implementation team, which is composed of representatives from all relevant business divisions, and is under the supervision of the Bank's Risk Management Committee. Improvements have been made in the Bank's policies, processes, information and systems to comply with the coming Basel II-related BOT standards. Preparations have also been made in key areas covering all three basic pillars of the new capital standard. For Pillar 1 (Minimum Capital Requirements), we are making sure that the Bank's operational units will be able to comply with the new, more complex guidelines and requirements to be enforced in the near future, while preparations are underway for Pillar 2 (Supervisory Review Processes) and Pillar 3 (Market Discipline) compliances.

5. Operations of Supportive Businesses

❑ **Building an Effective, Performance-Based Organization**

Having completed implementation of a new organizational structure, the Bank faced a large number of job vacancies, especially for credit, business development and customer relations staff. The Bank thus expedited recruitment projects that were already in effect to seek out an adequate number of new personnel. Marketing concepts were applied to recruitment in order to entice experienced, competent staff to gain employment with the Bank, wherein the Bank introduced a concept, entitled "A Career of Excellence", which reflects the Bank's Human-Resource (HR) policies, to attract such personnel, using various distribution channels, such as newspapers and the internet, etc. The Bank has proceeded with training and orientation to prepare these new personnel for their tasks.

In addition to various employee recognition programs begun in the first half of this year, the Bank has further improved the Leadership Development Program, as well as skills development. The Bank has greatly simplified procedures and systems to make performance evaluation more practical, while understanding of providing coaching and feedback among performance evaluators has been improved. Review of the entire process has also been undertaken to ensure the effectiveness of the system for the greatest benefit to the Bank's employees in enhancing their operational performance. Aside from these efforts, the Bank is in the process of applying appropriate human resources policies and the Performance Reward Opportunity (PRO) concept to all subsidiaries under KASIKORNBANKGROUP, as well as our Selected Suppliers5. This will lead to more efficient human resources allocation throughout the organization. A notable step was the implementation of the Bank's human resources management system, including organizational projects, recruitment, assessments, operations and also management of compensation/benefits, among Selected Suppliers in the first half of 2006.

❑ **IT Security Policy and Infrastructure**

Throughout the first half of 2006, the Bank continued with the development of our IT security standards. This work included the upgrading of our IT security policy, and necessary improvements to IT infrastructure, which is being extended to handle an increased workflow with higher efficiency in data transmission and the monitoring of KASIKORNBANKGROUP operations. At the same time, the Bank has also been working on a new electronic document and imaging storage system that would be used as an integral part of the Bank's standard IT application systems, making the handling of such files a totally electronic storage system operating in unison with regular banking operations processes and procedures. At this time, work is proceeding in the software and system selection stage; it is believed that that the system will first go online in the third quarter of 2006, and be completed by December of this year. Aside from that activity, work involving the updating of the Bank's website has been undertaken, resulting in faster and automated processes. This project is expected to be finished around November.

[5] Selected Suppliers are the Bank's subsidiary and associated companies that cooperate with and/or support the Bank's business operations.

Wm

❑ IT Outsourcing

During the first half of 2006, the Bank continued to work with IBM Thailand Co., Ltd. in development of our overall IT system, per the existing Transformation Plan continuing from last year. The latest work focused on upgrades in the Bank's network, which was completed in March 2006. The Bank's mainframe computers were also replaced with newer equipment to enhance system capacity for increasing electronic banking transactions, as well as migration to a new core banking platform replacement, completed in May.

mw

6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

The Bank's investments in subsidiary and associated companies as of June 30, 2006, are listed in the table below.

Details of Investments

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	For the First Half of 2006 Operating Performance* (Baht)
Investment in Asset Management Companies							
1. PHETHAI ASSET MANAGEMENT CO., LTD. Tel. 0-2694-5000 Fax. 0-2694-5202	Bangkok	Services	800,000,000	799,999,993	99.99	Ordinary	143,694,180
2. PLOY ASSET MANAGEMENT CO., LTD.** Tel. 0-2694-5000 Fax. 0-2693-2525	Bangkok	Services	500,000,000	499,999,993	99.99	Ordinary	344,864
Investment in Subsidiary and Associated Companies							
1. PROGRESS GUNPAI CO., LTD. Tel. 0-2273-3898 Fax. 0-2270-1262	Bangkok	Services	200,000	199,993	99.99	Ordinary	19,858,883
2. PROGRESS PLUS CO.,LTD. Tel. 0-2225-2020 Fax. 0-2270-1273	Bangkok	Services	230,000	229,993	99.99	Ordinary	1,199,589
3. KASIKORN FACTORING CO.,LTD. Tel. 0-2290-2900 Fax. 0-2275-5165	Bangkok	Factoring	1,600,000	1,599,994	99.99	Ordinary	39,249,634
4. PROGRESS LAND AND BUILDINGS CO., LTD. Tel. 0-2225-9435 Fax. 0-2273-3883	Bangkok	Real Estate Development	13,200,000	13,199,992	99.99	Ordinary	4,784,877
5. KASIKORN RESEARCH CENTER CO.,LTD. Tel. 0-2273-1874 Fax. 0-2270-1569	Bangkok	Services	100,000	99,993	99.99	Ordinary	3,764,858
6. PROGRESS FACILITIES MANAGEMENT CO.,LTD. Tel. 0-2273-3289-91 Fax. 0-2273-3292	Bangkok	Services	50,000	49,993	99.99	Ordinary	2,963,228
7. PROGRESS MANAGEMENT CO.,LTD. Tel. 0-2225-2005 Fax. 0-2273-3883	Bangkok	Services	60,000	59,993	99.99	Ordinary	3,579,029
8. PROGRESS SOFTWARE CO.,LTD. Tel. 0-2225-7900 Fax. 0-2270-1197	Bangkok	Services	100,000	99,994	99.99	Ordinary	16,789,776
9. KASIKORN LEASING CO.,LTD. Tel 0-2696-9900 Fax. 0-2696-9977	Bangkok	Leasing	90,000,000	89,999,994	99.99	Ordinary	(131,554,941)

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	For the First Half of 2006 Operating Performance* (Baht)
10. PROGRESS STORAGE CO.,LTD. Tel. 0-2273-3832 Fax. 0-2271-4784	Bangkok	Services	30,000	29,993	99.98	Ordinary	3,825,770
11. PROGRESS SERVICE CO.,LTD. Tel. 0-2273-3293-4 Fax. 0-2273-3292	Bangkok	Services	20,000	19,993	99.97	Ordinary	5,829,822
12. PROGRESS HR CO.,LTD. Tel 0-2273-1785-6 Fax 0-2270-1273	Bangkok	Services	10,000	9,993	99.93	Ordinary	3,627,415
13. KASIKORN SECURITIES PUBLIC CO.,LTD. Tel. 0-2696-0000 Fax. 0-2696-0099	Bangkok	Securities	60,000,000	59,989,762	99.98	Ordinary	(41,334,598)
14. KASIKORN ASSET MANAGEMENT CO.,LTD. Tel. 0-2693-2300 Fax. 0-2693-2320	Bangkok	Mutual Fund Management	27,154,274	27,154,267	99.99	Ordinary	157,751,479
15. PROGRESS SERVICE SUPPORT CO.,LTD. Tel. 0-2867-5311 Fax. 0-2470-5455	Bangkok	Services	40,000	39,993	99.98	Ordinary	615,241
16. PROGRESS APPRAISAL CO.,LTD. Tel. 0-2273-3649 Fax. 0-2270-1051	Bangkok	Services	5,000	4,992	99.84	Ordinary	108,841
17. PROCESSING CENTER CO.,LTD. Tel. 0-2237-6330-4 Fax. 0-2634-3231	Bangkok	Services	100,000	30,000	30.00	Ordinary	44,226,631
18. N.C.ASSOCIATE CO.,LTD. Tel 0-2661-5200 Fax 0-2661-4136	Bangkok	Trading	10,000	2,823	28.23	Ordinary	-
19. RURAL CAPITAL PARTNERS CO.,LTD. Tel 0-2318-3958 Fax 0-2318-3958 ext. 406	Bangkok	Joint Venture	1,000,000	275,000	27.50	Ordinary	(245,639)
20. PROGRESS INFORMATION CO.,LTD. Tel 0-2642-7242 Fax 0-2263-8051	Bangkok	Services	1,000,000	200,000	20.00	Ordinary	896,813
21. M GRAND HOTEL CO.,LTD. Tel 0-2617-1949 Fax 0-2617-1940-1	Bangkok	Hotel	100,000,000	20,000,000	20.00	Ordinary	-

Note: * These operating performance figures are shown in subsidiary and associated companies' financial statements.
** Ploy AMC is being liquidated.

MW